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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Republic of Panama	000076027
Exact name of registrant as specified in charter	Registrant CIK Number
Exhibit C to Form 18-K for fiscal year ended December 31, 2002	~~N/A~~ 333-7558
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on September 30, 2003.

REPUBLIC OF PANAMA

By: [signature]
Domingo Latorraca M.
Vice Minister of the Ministry of Economy and Finance of the Republic of Panama

REPUBLIC OF PANAMA

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2002 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C: Copy of the Annual Budget of the Republic of Panama as in effect for 2003.

EXHIBIT C

GACETA OFICIAL

ORGANO DEL ESTADO

Fundada por el Decreto de Gabinete Nº 10 del 11 de noviembre de 1903

LICDO. JORGE SANIDAS A.
DIRECTOR GENERAL

LICDA. YEXENIA RUIZ
SUBDIRECTORA

OFICINA
Calle Quinta Este, Edificio Casa Alianza, entrada lateral
primer piso puerta 205, San Felipe Ciudad de Panamá,
Teléfono: 227-9833 - Fax: 227-9830
Apartado Postal 2189
Panamá, República de Panamá
LEYES, AVISOS, EDICTOS Y OTRAS
PUBLICACIONES
PRECIO: **B/.6.00**

IMPORTE DE LAS SUSCRIPCIONES
Mínimo 6 Meses en la República: B/. 18.00
Un año en la República B/.36.00
En el exterior 6 meses B/.18.00, más porte aéreo
Un año en el exterior, B/.36.00, más porte aéreo
Todo pago adelantado.

Impreso en los talleres de Editora Dominical, S.A.

ASAMBLEA LEGISLATIVA
LEY Nº 51
(De 22 de noviembre de 2002)

Por el cual se dicta el presupuesto General del Estado para vigencia fiscal de 2003

LA ASAMBLEA LEGISTATIVA

DECRETA:

TITULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPITULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTICULO: 1 Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2003 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	2,003,833,081	1,046,920,154	3,050,753,235	2,123,442,143	927,311,092	3,050,753,235
1. INSTITUCIONES DESCENTRALIZADAS	1,384,961,218	243,855,032	1,628,816,250	1,364,320,450	264,495,800	1,628,816,250
2. EMPRESAS PUBLICAS	363,630,500	34,992,400	398,622,900	323,367,500	75,255,400	398,622,900
3. INTERMEDIARIOS FINANCIEROS	354,162,600	597,075,900	951,238,500	286.886,400	664,352,100	951,238,500
TOTAL	4,106,587,399	1,922,843,486	6,029,430,885	4,098,016,493	1,931,414,392	6,029,430,885
MENOS TRANSFERENCIAS INTER INSTITUCIONALES	465,444,200	70,404,200	535,848,400	465,444,200	70,404,200	535,848,400
TOTAL PRESUPUESTO GENERAL DEL ESTADO	3,641,143,199	1,852,439,286	5,493,582,485	3,632,572,293	1,861,010,192	5,493,582,485

ARTICULO 2. Apruébanse los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2003 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACION	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	974,380,134	310,625,609	211,356,600	0	627,079,800	2,123,442,143
1. INSTITUCIONES DESCENTRALIZADAS	580,117,450	738,472,800	0	42,236,400	3,493,800	1,364,320,450
2. EMPRESAS PUBLICAS	166,028,700	19,638,000	0	130,096,400	7,604,400	323,367,500
3. INTERMEDIARIOS FINANCIEROS	183,731,300	7,965,100	0	76,741,700	18,448,300	286,886,400
TOTAL	1,904,257,584	1,076,701,509	211,356,600	249,074,500	656,626,300	4,098,016,493

ARTICULO 3. Apruébanse los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2003 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	375,575,970	4,248,822	61,901,100	485,585,200	927,311,092
1. INSTITUCIONES DESCENTRALIZADAS	252,315,400	1,870,600	2,274,600	8,035,200	264,495,800
2. EMPRESAS PUBLICAS	63,654,000	41,500	0	11,559,900	75,255,400
3. INTERMEDIARIOS FINANCIEROS	628,983,200	5,890,400	0	29,478,500	664,352,100
TOTAL	1,320,528,570	12,051,322	64,175,700	534,658,800	1,931,414,392

TITULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPITULO I

RESUMEN DE INGRESOS Y GASTOS

ARTICULO: 4 Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2003 cuyo resumen de Ingresos y de Gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	3,050,753,235	TOTAL	3,050,753,235
1. INGRESOS CORRIENTES	2,003,833,081	1. GASTOS CORRIENTES	2,123,442,143
1.1. INGRESOS TRIBUTARIOS	1,146,836,000		
1.1.1. IMPUESTOS DIRECTOS	584,922,000	1.1. GASTOS DE OPERACION	974,380,134
1.1.2. IMPUESTOS INDIRECTOS	561,914,000		
1.2. INGRESOS NO TRIBUTARIOS	701,945,881	1.2. TRANSFERENCIAS CORRIENTES Y SUBS	521,982,209
1.2.1. RENTA DE ACTIVOS	43,563,300	Transferencia Corrientes	310,625,609
1.2.2. Participación Utilidades en Empresas	124,370,549	Transferencias Propias	84,204,927
		Transferencias C.S.S.	226,420,682
1.2.3. TRANSFERENCIAS CORRIENTES	3,951,900	Subsidios	211,356,600
1.2.4. TASAS Y DERECHOS	220,014,278		
1.2.5. CONTRIBUCIÓN DE MEJORAS	598,500		
1.2.6. INGRESOS VARIOS	24,553,754		
1.2.7. APORTE AL FISCO	284,893,600	1.3. INTERESES DE LA DEUDA PUBLICA	627,079,800
1.3. OTROS INGRESOS CORRIENTES	100,000,000		
1.3.2. INT. Y COMISIONES GANADOS	100,000,000		
1.4. SALDO EN CAJA Y EN BANCO	15,000,000		
1.4.2. DISPONIBLE LIBRE EN BANCO	15,000,000		
		2. GASTOS DE CAPITAL	927,311,092
1.5. INGRESO DE GESTION	40,051,200	2.1. INVERSIONES	375,575,970
2. INGRESOS DE CAPITAL	1,046,920,154		
		2.2. OTROS GASTOS DE CAPITAL (Maquinaria y Equipo e Inversión Financiera)	4,248,822
2.1. RECURSOS DEL PATRIMONIO	120,702,900		
2.1.1. VENTA DE ACTIVOS	13,800,000		
2.1.3. RECUPERACION DE PRESTAMOS	16,902,900		
2.1.4. RECUPERACION DE COLOCACION	90,000,000	2.3. TRANSFERENCIAS DE CAPITAL	61,901,100
2.2. RECURSOS DEL CREDITO	902,099,254		
2.2.1. CREDITO INTERNO	46,487,165	2.4. AMORTIZACION DE LA DEUDA PUBLICA	485,585,200
2.2.2. CREDITO EXTERNO	855,612,089		
2.3. OTROS INGRESOS DE CAPITAL	24,118,000		
2.3.2. TRANSFERENCIA DE CAPITAL	24,118,000		

ARTICULO 5. Apruébanse los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2003 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACION	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	974,380,134	310,625,609	211,356,600	627,079,800	2,123,442,143
ASAMBLEA LEGISLATIVA	33,863,550	1,589,850	2,325,900	0	37,779,300
CONTRALORIA GENERAL DE LA REPUBLICA	30,015,800	3,206,400	0	0	33,222,200
MINISTERIO DE LA PRESIDENCIA	32,785,100	3,647,500	0	0	36,432,600
MINISTERIO DE GOBIERNO Y JUSTICIA	162,599,890	41,210,400	0	0	203,810,290
MINISTERIO DE RELACIONES EXTERIORES	32,409,200	1,838,300	0	0	34,247,500
MINISTERIO DE EDUCACION	328,766,900	39,117,700	148,443,100	0	516,327,700
MINISTERIO DE COMERCIO E INDUSTRIAS	9,730,200	2,038,800	5,420,400	0	17,189,400
MINISTERIO DE OBRAS PUBLICAS	17,366,800	2,160,800	0	0	19,527,600
MINISTERIO DE DESARROLLO AGROPECUARIO	22,470,700	4,180,200	8,374,300	0	35,025,200
MINISTERIO DE SALUD	140,036,400	179,749,500	40,980,000	0	360,765,900
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	10,410,200	2,414,300	0	0	12,824,500
MINISTERIO DE VIVIENDA	9,580,400	885,200	0	0	10,465,600
MINISTERIO DE ECONOMIA Y FINANZAS	35,879,600	4,452,300	5,812,900	0	46,144,800
MINISTERIO DE LA JUVENTUD, LA MUJER, LA NINEZ Y LA FAMILIA	10,230,500	4,726,500	0	0	14,957,000
ORGANO JUDICIAL	33,703,426	4,027,269	0	0	37,730,695
MINISTERIO PUBLICO	34,500,843	3,844,808	0	0	38,345,651
TRIBUNAL ELECTORAL	20,546,700	10,142,600	0	0	30,689,300
OTROS GASTOS DE LA ADMINISTRACION	9,483,925	1,393,182	0	0	10,877,107
DEUDA PUBLICA	0	0	0	627,079,800	627,079,800

ARTICULO 6. Apruébanse los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2003 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	375,575,970	4,248,822	61,901,100	485,585,200	927,311,092
ASAMBLEA LEGISLATIVA	400,000	463,700	0	0	863,700
CONTRALORIA GENERAL DE LA REPUBLICA	2,640,000	0	0	0	2,640,000
MINISTERIO DE LA PRESIDENCIA	58,398,900	68,000	0	0	58,466,900
MINISTERIO DE GOBIERNO Y JUSTICIA	1,532,700	821,910	0	0	2,354,610
MINISTERIO DE RELACIONES EXTERIORES	1,600,000	0	0	0	1,600,000
MINISTERIO DE EDUCACION	33,125,700	26,500	3,277,500	0	36,429,700
MINISTERIO DE COMERCIO E INDUSTRIAS	231,770	77,700	6,000,000	0	6,309,470
MINISTERIO DE OBRAS PUBLICAS	129,249,800	300	0	0	129,250,100
MINISTERIO DE DESARROLLO AGROPECUARIO	45,916,600	71,000	2,192,500	0	48,180,100
MINISTERIO DE SALUD	38,610,000	127,000	46,181,700	0	84,918,700
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	4,599,800	32,900	0	0	4,632,700
MINISTERIO DE VIVIENDA	17,470,100	1,300	0	0	17,471,400
MINISTERIO DE ECONOMIA Y FINANZAS	32,622,000	404,000	4,249,400	0	37,275,400
MINISTERIO DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FAMILIA	1,988,500	59,100	0	0	2,047,600
ORGANO JUDICIAL	2,450,000	798,619	0	0	3,248,619
MINISTERIO PUBLICO	4,740,100	0	0	0	4,740,100
TRIBUNAL ELECTORAL	0	1,138,100	0	0	1,138,100
OTROS GASTOS DE LA ADMINISTRACION	0	158,693	0	0	158,693
DEUDA PUBLICA	0	0	0	485,585,200	485,585,200

CAPITULO II

ARTICULO 7: Apruébase el Presupuesto de Ingresos del Gobierno Central para la vigencia fiscal de 2003 por un monto de B/.3,050,753,235.00 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	INGRESOS DE GOBIERNO CENTRAL	3,050,753,235
0.55.1.0.0.0.00	INGRESOS CORRIENTES	2,003,833,081
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	1,146,836,000
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	584,922,000
0.55.1.1.1.1.00	SOBRE LA RENTA	484,200,000
0.55.1.1.1.1.01	PERSONA NATURAL	30,700,000
0.55.1.1.1.1.02	PERSONA JURIDICA	131,600,000
0.55.1.1.1.1.03	PLANILLA	221,100,000
0.55.1.1.1.1.04	DIVIDENDOS	17,000,000
0.55.1.1.1.1.05	COMPLEMENTARIO	13,000,000
0.55.1.1.1.1.06	COMISION DEL CANAL	57,600,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLON	4,000,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	9,200,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	64,000,000
0.55.1.1.1.2.01	INMUEBLES	44,500,000
0.55.1.1.1.2.02	LICENCIAS COMERCIALES	19,500,000
0.55.1.1.1.4.00	SEGURO EDUCATIVO	36,722,000
0.55.1.1.1.4.99	SEGURO EDUCATIVO	36,722,000
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	561,914,000
0.55.1.1.2.1.00	TRANSF. DE BIENES MUEBLES (ITBM)	180,100,000
0.55.1.1.2.1.01	IMPORTACION	108,100,000
0.55.1.1.2.1.02	DECLARACION-VENTAS	72,000,000
0.55.1.1.2.2.00	IMPORTACION	176,900,000
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. Y DE MEDICION	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRICOLAS	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONOGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	100,000
0.55.1.1.2.2.12	ARTICULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUIMICOS	10.400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000

0.55.1.1.2.2.17	JUGTES JUEGOS Y ARTS. PARA RECREACION	1,500,000
0.55.1.1.2.2.18	FERRETERIA Y ACCESORIOS ELECTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLASTICOS	2,200,000
0.55.1.1.2.2.21	ARTICULOS DE ALGODON	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODON	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERIA Y UTILES DE ESCRITORIOS	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERIAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTICULOS NO ESPECIFICADOS	67,750,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACION	200,000
0.55.1.1.2.2.35	OTROS GRAVAMENES	1,300,000
0.55.1.1.2.3.00	EXPORTACION	5,000
0.55.1.1.2.3.03	CHATARRA	5,000
0.55.1.1.2.4.00	PRODUCCION, VENTA Y CONSUMO SELECTIVO	162,700,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	17,500,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETROLEO	112,300,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	17,500,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	12,400,000
0.55.1.1.2.4.07	CONSUMO DE VINOS	20,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	2,618,700
0.55.1.1.2.4.09	CONSUMO VARIOS	361,300
0.55.1.1.2.5.00	SOBRE ACTIVIDADES COMERCIALES Y DE SERV.	4,466,000
0.55.1.1.2.5.80	SERVICIOS NAVIEROS	2,131,500
0.55.1.1.2.5.81	TV. POR CABLE Y MICROONDA	1,522,500
0.55.1.1.2.5.82	TRANSPORTE DE VALORES	304,500
0.55.1.1.2.5.83	ALQUILER DE CAJA DE SEGURIDAD	507,500
0.55.1.1.2.7.00	SOBRE ACTOS JURIDICOS	34,698,000
0.55.1.1.2.7.01	PAPEL SELLADO-PAPEL NOTARIAL	50,000
0.55.1.1.2.7.02	TIMBRES NACIONALES	10,447,000
0.55.1.1.2.7.04	BOLETOS TIMBRES	1,065,700
0.55.1.1.2.7.06	DECLARACION-TIMBRES	7,605,300
0.55.1.1.2.7.07	LLAMADAS TELEFONICAS Y CABLES	15,530,000
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	3,045,000
0.55.1.1.2.8.01	MERCADOS PARTICULARES	20,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	2,263,400
0.55.1.1.2.8.03	LICENCIAS COMERCIALES Y PROFESIONALES	254,000
0.55.1.1.2.8.20	EMPRESAS DE SEGURO	507,600
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	701,945,881
0.55.1.2.1.0.00	RENTA DE ACTIVOS	43,563,300
0.55.1.2.1.1.00	ARRENDAMIENTOS	5,580,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	5,580,000
0.55.1.2.1.2.00	EXPLORACION Y EXPLOTACION	600,000
0.55.1.2.1.2.02	EXPLOTACION DE MINAS Y CANTERAS	600,000
0.55.1.2.1.3.00	INGRESO POR VENTA DE BIENES	20,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	20,000
0.55.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	37,363,300
0.55.1.2.1.4.04	CORREOS Y TELEGRAFOS	8,363,300
0.55.1.2.1.4.18	SER. PUB. AREA DEL CANAL	29,000,000

0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	124,370,549
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	117,570,549
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	34,300,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	44,908,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELECTRICAS	38,362,549
0.55.1.2.2.5.00	ACUÑACION DE MONEDAS	6,800,000
0.55.1.2.2.5.01	SEÑOREAJE	6,800,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,951,900
0.55.1.2.3.2.00	ENTIDADES DESCENTRALIZADAS	1,834,000
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	1,236,700
0.55.1.2.3.2.20	I.F.A.R.H.U.	42,800
0.55.1.2.3.2.21	DEFENSORIA DEL PUEBLO	20,000
0.55.1.2.3.2.22	ENTE REGULADOR	15,700
0.55.1.2.3.2.25	I.D.I.A.P.	33,100
0.55.1.2.3.2.30	I.N.A.C.	60,000
0.55.1.2.3.2.35	I.N.D.E.	53,700
0.55.1.2.3.2.37	I.N.A.F.O.R.P	30,700
0.55.1.2.3.2.38	A.N.A.M.	38,100
0.55.1.2.3.2.40	I.P.H.E.	49,000
0.55.1.2.3.2.42	I.P.A.C.O.O.P	10,100
0.55.1.2.3.2.45	I.P.A.T.	92,300
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMA	77,100
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLOGICA	44,100
0.55.1.2.3.2.96	UNIVERSIDAD DE LAS AMERICAS	30,600
0.55.1.2.3.3.00	EMPRESAS PUBLICAS	812,400
0.55.1.2.3.3.04	AUTORIDAD MARITIMA	84,000
0.55.1.2.3.3.08	BINGOS NACIONALES	47,200
0.55.1.2.3.3.24	REGISTRO PUBLICO	32,300
0.55.1.2.3.3.38	DIRECCION DE AERONAUTICA CIVIL	81,500
0.55.1.2.3.3.60	ARI	39,500
0.55.1.2.3.3.62	CLICAC	4,600
0.55.1.2.3.3.66	IDAAN	193,400
0.55.1.2.3.3.70	IMA	42,400
0.55.1.2.3.3.78	ETESA	140,300
0.55.1.2.3.3.82	LOTERIA NACIONAL DE BENEFICENCIA	99,200
0.55.1.2.3.3.96	ZONA LIBRE DE COLON	48,000
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	506,900
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	40,000
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	113,600
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	61,900
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMA	183,300
0.55.1.2.3.4.60	CAJA DE AHORROS	75,000
0.55.1.2.3.4.80	COMISION NACIONAL DE VALORES	2,900
0.55.1.2.3.4.90	I.S.A.	30,200
0.55.1.2.3.6.00	MUNICIPIOS	360,000
0.55.1.2.3.6.16	COLON	55,000
0,55.1.2.3.6.20	MUNICIPIO DE CHANGUINOLA	21,000
0.55.1.2.3.6.30	DAVID	33,000
0.55.1.2.3.6.75	LA CHORRERA	16,000
0.55.1.2.3.6.76	PANAMA	200,000
0.55.1.2.3.6.78	SAN MIGUELITO	35,000
0.55.1.2.3.7.00	SECTOR PRIVADO	149,400

0.55.1.2.3.7.05	TRANSMISION DE DATOS	111,900
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	INDE	2,000
0.55.1.2.3.7.37	INAFORP	1,000
0.55.1.2.3.7.38	A.N.A.M.	2,000
0.55.1.2.3.7.40	IPHE	500
0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	IPAT	22,000
0.55.1.2.3.8.00	EMPRESAS PUBLICAS (INF. ESTATAL)	280,700
0.55.1.2.3.8.04	ARI	68,200
0.55.1.2.3.8.05	AUTORIDAD MARITIMA	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	DIRECCION DE AERONAUTICA CIVIL	4,000
0.55.1.2.3.8.62	CLICAC	500
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERIA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLON	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	220,014,278
0.55.1.2.4.1.00	DERECHOS	190,287,358
0.55.1.2.4.1.02	PEAJES DEL CANAL	167,620,000
0.55.1.2.4.1.04	CONCESION DE FERROCARRIL	250,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARON	111,953
0.55.1.2.4.1.35	PEAJE POR USO DE AUTOPISTA	3,205,132
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	100,273
0.55.1.2.4.1.45	CONCESIONES VARIAS	19,000,000
0.55.1.2.4.2.00	TASAS	29,726,920
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	207,555
0.55.1.2.4.2.03	BOLETIN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,132,423
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANONIMAS	26,230,000
0.55.1.2.4.2.22	AUTENTIFICACION DE FIRMAS	156,942
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	2,000,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	598,500
0.55.1.2.5.0.01	TASA DE VALORIZACION	598,500
0.55.1.2.6.0.00	INGRESOS VARIOS	24,553,754
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	4,261,954
0.55.1.2.6.0.03	DEPOSITOS CADUCADOS	3,300,000
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	16,991,800
0.55.1.2.7.0.00	APORTE AL FISCO	284,893,600
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	101,608,800
0.55.1.2.7.2.02	ETESA	6,200,000
0.55.1.2.7.2.08	BINGOS NACIONALES	23,600
0.55.1.2.7.2.82	LOTERIA NACIONAL DE BENEFICENCIA	63,991,800
0.55.1.2.7.2.95	REGISTRO PUBLICO	12,586,900
0.55.1.2.7.2.98	AUTORIDAD DE LA REGION INTEROCEANICA	18,806,500
0.55.1.2.7.3.00	EMPRESAS PUBLICAS	66,543,100

0.55.1.2.7.3.02	AUTORIDAD DEL TRANSITO	7,298,000
0.55.1.2.7.3.03	AUTORIDAD MARITIMA DE PANAMA	47,879,500
0.55.1.2.7.3.38	DIRECCION DE AERONAUTICA CIVIL	3,500,000
0.55.1.2.7.3.45	I.P.A.T.	3,545,000
0.55.1.2.7.3.96	ZONA LIBRE DE COLON	4,320,600
0.55.1.2.7.4.00	INTERMEDIARIOS FINANCIEROS	116,741,700
0.55.1.2.7.4.30	BANCO HIPOTECARIO	1,741,700
0.55.1.2.7.4.45	BANCO NACIONAL	115,000,000
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	100,000,000
0.55.1.3.2.0.00	INT. Y COMISIONES GANADOS	100,000,000
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	100,000,000
0.55.1.3.2.4.45	INTERESES DEL FONDO FIDUC.	70,000,000
0.55.1.3.2.4.46	OTROS FONDO FIDUCIARIO	20,000,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	10,000,000
0.55.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	15,000,000
0.55.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	15,000,000
0.55.1.4.2.0.01	SALDO CORRIENTE	15,000,000
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	40,051,200
0.55.1.5.1.0.00	RENTA DE ACTIVOS	6,562,292
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	1,774,292
0.55.1.5.1.3.01	PRODUCTOS AGRICOLAS	235,800
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANIA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MEDICOS Y FARMACEUTICOS	275,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	4,618,000
0.55.1.5.1.4.04	MEDIOS DE COMUNICACION	73,300
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	425,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGIA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORIA	4,000,000
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	29,700
0.55.1.5.1.5.00	ING. POR ESPECTACULOS PUBLICOS	70,000
0.55.1.5.1.5.06	ESPECTACULOS PUBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	18,717,208
0.55.1.5.4.1.00	DERECHOS	6,491,608
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.32	SERVICIOS VETERINARIOS	230,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERIA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	500,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	82,100
0.55.1.5.4.1.45	PASAPORTE	1,620,000
0.55.1.5.4.1.46	MIGRACION	3,501,000
0.55.1.5.4.2.00	TASAS	12,225,600
0.55.1.5.4.2.04	FONDO ELECTORAL	1,514,500
0.55.1.5.4.2.15	INSPECCION Y AVALUO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICION DE DOCUMENTO	450,000
0.55.1.5.4.2.23	EXPEDICION DE CARNETS	200,000
0.55.1.5.4.2.27	CERTIFICACION DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARITIMA	320,000

0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000
0.55.1.5.4.2.51	CUSTODIA FISICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	3,230,804
0.55.1.5.4.2.98	FONDO DE ADMON. HOSPITALES	5,684,796
0.55.1.5.6.0.00	INGRESOS VARIOS	14,771,700
0.55.1.5.6.0.05	FONDO JUDICIAL	60,000
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	14,711,700
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	1,046,920,154
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	120,702,900
0.55.2.1.1.0.00	VENTA DE ACTIVOS	13,800,000
0.55.2.1.1.1.00	VENTA DE INMUEBLES	13,800,000
0.55.2.1.1.1.05	TERRENOS	13,800,000
0.55.2.1.3.0.00	RECUPERACION DE PRESTAMOS	16,902,900
0.55.2.1.3.0.46	REEMBOLSO ZLC	6,287,500
0.55.2.1.3.0.50	RECUPERACIONES MICI PEQUENA EMPRESA	40,000
0.55.2.1.3.0.52	REEMBOLSO IDAAN (AID)	1,000,000
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	1,036,000
0.55.2.1.3.0.55	AUTORIDAD MARITIMA	1,356,700
0.55.2.1.3.0.56	FONDHABI-MIVI	2,189,800
0.55.2.1.3.0.57	BHN	850,000
0.55.2.1.3.0.58	IMA	29,100
0.55.2.1.3.1.00	GOBIERNO CENTRAL	4,113,800
0.55.2.1.3.1.61	RECUPERACION DE TITULOS PRESTACIONALES	4,113,800
0.55.2.1.4.0.00	RECUPERACION DE COLOCACIONES	90,000,000
0.55.2.1.4.8.00	RECUPERACION DE COLOCACIONES	90,000,000
0.55.2.1.4.8.01	RECURSOS DEL FONDO FIDUCIARIO	90,000,000
0.55.2.2.0.0.00	RECURSOS DEL CREDITO	902,099,254
0.55.2.2.1.0.00	*CREDITO INTERNO*	*46,487,165*
0.55.2.2.1.1.00	BONOS	38,539,165
0.55.2.2.1.1.47	BONOS INTERNOS	28,539,165
0.55.2.2.1.1.48	BONOS -BNP/MOP	10,000,000
0.55.2.2.1.3.00	LETRAS DEL TESORO	500,000
0.55.2.2.1.3.01	LETRAS DEL TESORO	500,000
0.55.2.2.1.4.00	PRESTAMOS	7,448,000
0.55.2.2.1.4.02	BANCO NACIONAL - PROINLO	1,423,000
0.55.2.2.1.4.06	FONDO DE PRE INVERSION	1,525,000
0.55.2.2.1.4.07	PRESTAMO MIDA	4,500,000
0.55.2.2.2.0.00	CREDITO EXTERNO	855,612,089
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	58,239,800
0.55.2.2.2.1.14	CORPORACION ANDINA DE FOMENTO	1,485,000
0.55.2.2.2.1.16	MINISTERIO PUBLICO - BID 1099	2,103,400
0.55.2.2.2.1.17	FIS-BANCO MUNDIAL 4191	611,100
0.55.2.2.2.1.50	MEF - BID DES. SOSTENIDO DE DARIEN	5,600,000
0.55.2.2.2.1.51	BID-PN 1074 MEF	654,400
0.55.2.2.2.1.52	BID-MITRADEL 1403	2,000,000
0.55.2.2.2.1.62	BID-769-DC-PN-MOP	11,586,300
0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	2,222,200
0.55.2.2.2.1.68	BID 1350 SALUD P/N	4,620,000
0.55.2.2.2.1.70	BIRF-MOP / 3686 PAN	274,500

0.55.2.2.2.1.71	BIRF 3841 PA MINSA	2,633,400
0.55.2.2.2.1.73	BANCO LEUMI-ISRAEL-MIDA	3,693,000
0.55.2.2.2.1.78	BID PRESIDENCIA PN 1226	2,748,100
0.55.2.2.2.1.79	BIRF 7045 MEF	2,520,000
0.55.2.2.2.1.81	BID-MEF PN 0145	600,000
0.55.2.2.2.1.82	BID-MEF 1029/OC-PN	800,000
0.55.2.2.2.1.83	BIRF MEF PREPTAL	1,000,000
0.55.2.2.2.1.85	BIRF - MEF 4274	900,000
0.55.2.2.2.1.87	FIDA 331 - FES	1,300,700
0.55.2.2.2.1.90	BID 949 MIVI	2,184,600
0.55.2.2.2.1.91	FIDA-MIDA-385-466	3,000,000
0.55.2.2.2.1.92	BIRF 4375 SALUD	1,725,000
0.55.2.2.2.1.93	BIRF-MINEDUC 7032-PA	2,478,100
0.55.2.2.2.1.98	BID 1099 OC PN ORGANO JUDICIAL	1,500,000
0.55.2.2.2.4.00	CONVENIOS CON GOBIERNOS EXTRANJERO	5,272,700
0.55.2.2.2.4.01	GOBIERNO ESPAÑOL MINISTERIO PUBLICO	2,238,200
0.55.2.2.2.4.07	GOBIERNO DE TAIWAN-FIS	3,034,500
0.55.2.2.2.5.00	BONOS EXTERNOS	792,099,589
0.55.2.2.2.5.10	BONOS EXTERNOS 2003	792,099,589
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	24,118,000
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	24,118,000
0.55.2.3.2.2.00	INSTITUCIONES DESCENTRALIZADAS	2,049,600
0.55.2.3.2.2.01	ARI	2,049,600
0.55.2.3.2.8.00	SECTOR EXTERNO	22,068,400
0.55.2.3.2.8.05	DONACION TAIWAN EDUCACION	5,500,000
0.55.2.3.2.8.06	DONACION TAIWAN PRESIDENCIA	3,000,000
0.55.2.3.2.8.07	DONACION TAIWAN MEF	1,500,000
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	10,905,000
0.55.2.3.2.8.71	BID-MEF ATN/MT-5785	108,400
0.55.2.3.2.8.78	PNUD-MEF	295,000
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	760,000

CAPITULO III

0.01 ASAMBLEA LEGISLATIVA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Continuar con el Programa de Modernización de la Asamblea Legislativa, a fin de mejorar la productividad y eficiencia en las tareas y proyectos aprobados.

Contribuir a que la sociedad panameña se beneficie con la pronta aprobación de leyes de carácter social y económica, enmarcados dentro de las políticas públicas.

Profundizar e implementar lo relacionado con la Ley 10 de febrero 1998 "Por la cual se desarrolla la Carrera del Servicio Legislativo".

METAS:

Desarrollar debates abierto con todas las partes interesadas, con grupos representativos de de la Sociedad Civil y especialistas de cada sector para propiciar un intercambio de información.

Lograr el Quórum Reglamentario en la asistencia de los Honorable Legisladores a sesiones ordinarias, extraordinarias y de comisiones.

Continuar con el proceso de cambios en el Departamento de Informática, especialmente en lo relacionado con la implementación del Proyecto Legispan.

Fortalecer los controles internos para garantizar la transparencia en los procesos *administrativos.*

Fortalecer la presencia de la Dirección de Asesoría Legislativa, a través de las Secretarias Técnicas, en las Comisiones Parlamentarias.

POLITICAS INSTITUCIONALES.

Fortalecer el trabajo de la Dirección de Participación Ciudadana, con miras a lograr una mayor aportación de la sociedad civil.

Realizar actividades de divulgación que permitan a la comunidad conocer el ordenamiento jurídico vigente y el trabajo que realiza la Asamblea en beneficio del país.

Optimizar los recursos humanos de la Institución, mediante la capacitación y actualización actualización permanente en las diferentes áreas de trabajo.

Ampliar la cobertura de servicios a los usuarios de la Institución, mediante la incorporación de moderna tecnología (página WEB), que permita un acceso rápido y eficiente a la información legislativa.

ARTICULO 8. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos de la ASAMBLEA LEGISLATIVA para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		34,327,250
Transferencias Corrientes y subsidios		3,915,750
Subsidios	2,325,900	
Transferencias Corrientes	1,589,850	
TOTAL DE GASTOS DE FUNCIONAMIENTO		38,243,000

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Construcción y Remodelación	400,000

TOTAL DE GASTOS DE INVERSION	400,000
TOTAL DE PRESUPUESTO DE GASTOS	38,643,000

CAPITULO IV

0.02 CONTRALORIA GENERAL DE LA REPUBLICA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Mejorar la capacidad de gestión del Sector Público, mediante la función de fiscalización que por Ley ejerce la institución.

Continuar con el proceso de modernización y desarrollo integral de la CGR, fortalecimiento del ámbito de acción de nuestra institución, no sólo desde el punto de vista de la fiscalización y control de fondos del Estado, sino reorganiorganizando los sistemas y reorientanto los recursos para mejorar la calidad de los servicios que presta el Estado a la Cuidadanía en el marco de un uso eficiente y transparente de los recursos.

Lograr altos niveles de productividad en el trabajo, a través de la creatividad y la aplicación de las capacidades técnicos-profesionales de los funcionarios de manera que se pueden obtener mejores resultados con recursos presupuestarios del Estado.

METAS:

Incorporar en las entidades del Sector Público, mecanismos de control apoyados en una base tecnológica de información.

Desarrollar y ejecutar los Programas de Auditoria a los Estados Financieros del Sector Público.

Incorporar el control y registro de inventarios y el diseño y desarrollo de una base de datos que registrará a información de los bienes en forma inmediata a su adquisición y permitirá su identificación y seguimiento por parte de la Contraloría General.

POLITICAS INSTITUCIONALES:

Definir un programa de modernización, tendiente a incrementar los niveles de eficiencia y eficacia de esta entidad en la atención de sus actividades fundamentales, considerando para ello la incorporación de herramientas de tecnologia de la información y de las comunicaciones.

Economía y transparencia en el manejo de fondos públicos y énfasis en el control preventivo.

Modernización del Sistema de Información Estadística para mejorar la oportunidad y suficiencia de la información.

Aprovechamiento y formación del recurso humano institucional en los aspectos de gestión pública.

ARTICULO 9. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos de la CONTRALORIA GENERAL DE LA REPUBLICA para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		30,015,800
Transferencias Corrientes y subsidios		3,206,400
Subsidios		
Transferencias Corrientes	3,206,400	
TOTAL DE GASTOS DE FUNCIONAMIENTO		33,222,200
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Modernización Tecnológica Fiscalizadora		2,640,000
TOTAL DE GASTOS DE INVERSION		2,640,000
TOTAL DE PRESUPUESTO DE GASTOS		35,862,200

CAPITULO V

ORGANO EJECUTIVO

0.03 MINISTERIO DE LA PRESIDENCIA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Coordinar las funciones de todos los Ministerios y ser el Órgano de comunicación de la Presidenta de la República y del Consejo de Gabinete con los demás Órganos del Estado, Ministerios, Entidades Descentralizadas y particulares en general.

Programar, coordinar, ejecutar y apoyar de manera sistemática, las diversas actividades que desarrolla este Ministerio en el proceso gradual de modernización y crecimiento económico con equidad social, el cual debe sustentarse en el equilibrio ecológico y en el respeto de la diversidad étnica y cultural, fortaleciendo la plena participación ciudadana en este proceso.

METAS:

Al cumplirse el Centenario de la Fundación de la República de Panamá, el Gobierno Nacional ha decretado la celebración de este extraordinario acontecimiento, con la organización y antelación necesaria, para que el pueblo panameño, participe en las diferentes actividades. Optimizar los recursos autorizados para aplicarlos de manera eficiente en el logro y rescate de nuestros valores culturales en el marco de la celebración del Centenario de la República.

Lograr un mayor rendimiento de los recursos aprobados, aplicándolos de manera eficiente y directa a las enormes necesidades del pueblo panameño, a efecto de que el mayor número de personas mejore sus condiciones y calidad de vida, a través de los programas de carácter social que promueve el Fondo de Inversión Social (F.I.S.)

Así mismo el Despacho de la Primera Dama, tiene como meta erradicar las patologías sociales como son: el consumo de drogas, la violencia intra familiar, el embarazo precoz, deserción escolar, trabajo infantil entre otras; promover la inclusión de la sociedad de los grupos más vulnerables del pais, fomentar la participación ciudadana y ampliar los derechos humanos y sociales.

Fortalecer la actividad científica, tecnológica e innovadora como factores principales para el desarrollo de la productividad y continuar con la modernización de la Administración Pública, promoviendo y ejecutando los programas de desburocratización y simplificación de trámites.

Igualmente, implementar la agenda social de los asuntos y los problemas de las comarcas indígenas promoviendo una política social hacia y con los pueblos indígenas para reducir la pobreza y en particular, la pobreza extrema la cual se ubica primordialmente en las cual se ubica primordialmente en las áreas indígenas de nuestro país.

POLITICAS INSTITUCIONALES:

Colaborar con la gestión gubernamental y misiones que le asigna el Ejecutivo.

Como parte integral de la Coordinación de las actividades del Centenario, se prevé contar con los recursos necesarios para cumplir con la programación establecida, a fin de involucrar a la empresa privada, atraer a los turistas y dar a conocer mundialmente a nuestro país, lo que redundará en beneficio para todo el pueblo panameño.

Promulgar leyes que vayan en beneficio de las clases más necesitadas.

Orientar la labor divulgativa del Estado en los diferentes estamentos de Relaciones Públicas del Gobierno Nacional.

Divulgar la gestión del Gobierno para mantener informada a la ciudadanía de todos los planes, programas y proyectos ejecutados por el mismo.

Informar a la población sobre la gestión de Gobierno y el conocimiento de los problemas nacionales, a través de las instalaciones de radiodifusión de propiedad del Estado.

Reactivar la implementación del Sistema de Carrera Administrativa, mediante el desarrollo de las áreas temáticas que señala la Ley, según necesidades y prioridades institucionales, luego de las revisiones y reestructuraciones necesarias a las acreditaciones hechas.

Reforzar el programa "Conoce tu Canal" resaltando la importancia del funcionamiento del Canal través de la Oficina del Ministro para Asuntos del Canal.

Publicar Leyes, Decretos, Decretos Leyes, Decretos de Gabinete, Decretos Ejecutivos, *Resoluciones Ejecutivas, Contratos, Acuerdos Municipales, Fallos de la Corte, etc.*

Lograr una producción de inteligencia confiable, objetiva y oportuna frente a los factores perturbadores del orden público y la seguridad nacional en observancia de Constitución Política y demás leyes nacionales.

Impulsar el Desarrollo de la Ciencia, la Tecnología y la Innovación en el país.

Fomentar actividades de investigación y desarrollo, para mejorar la competitividad de los sectores productivos, elevando así la calidad de vida de la sociedad panameña.

Ejecutar Programas de interés social, destinados a dar respuesta inmediata a las urgentes necesidades básicas de la población, mejorando la calidad de vida y promoviendo mejores alternativas para la generación de los ingresos de la población en situación de pobreza extrema, a través el Fondo de Inversión Social y el Despacho de la Primera Dama.

Contribuir con acciones de asistencia social al bienestar *individual y colectivo de las* de las familias.

Servir como centro de coordinación a cualquier situación de crisis o emergencia nacional en asuntos de seguridad y orden público.

Realizar funciones específicas de Guardia Presidencial manteniendo la seguridad personal de la Señora Presidenta y su familia en todas las circunstancias y demás personas que laboren en las instalaciones del Palacio Presidencial y sus alrededores, Vicepresidentes Ministros, Viceministros; proveer escolta y seguridad a altos dignatarios e invitados especiales y otras personalidades que determine la Presidenta de la República.

Colaborar con grupos *indígenas* de la Provincia de Darién en el desarrollo social y cultural, a través del Programa de Desarrollo del Darién.

Simplificar los trámites burocráticos, aplicando procesos de administración moderna.

ARTICULO 10. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		32,853,100
Transferencias Corrientes y subsidios		3,647,500
Subsidios		
Transferencias Corrientes	3,647,500	
TOTAL DE GASTOS DE FUNCIONAMIENTO		36,500,600

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Ciencia y Tecnología	3,908,700
Electrificación Rural	3,516,300
Fondo de Inversión Social	38,848,600
Prog. Despacho Presidente (Colón)	509,600
Prog. de Desarrollo del Atlántico	25,500
Asuntos Comunitarios Desp. Primera Dama	1,200,200
Mejoras de Instalaciones y Equipamiento	10,390,000
TOTAL DE GASTOS DE INVERSION	58,398,900
TOTAL DE PRESUPUESTO DE GASTOS	94,899,500

CAPITULO VI

0.04 MINISTERIO DE GOBIERNO Y JUSTICIA

OBJETIVOS Y POLITICAS PARA 2003

OBJETIVOS:

COORDINACION E INFORMACION PARA LA LUCHA ANTIDROGAS.
Mantener e intercambiar información a nivel nacional e internacional sobre sujetos, embarcaciones, naves, aeronaves y bienes de narcotraficantes y poner a disposición de las Instituciones Gubernamentales para la realización de acciones de lucha antinarcotrafico

SERVICIO PENITENCIARIO DE REHABILITACION. Mejorar las condiciones de estadía y rehabilitación de los internos y controlar las evasiones y amotinamientos; *recolectar y analizar hechos delictivos que se suscitan en Panamá a fin de formular y* ejecutar políticas de prevención y decrecimiento de la criminalidad.

Desarrollar acciones tendientes a mejorar e incrementar las estructuras físicas de los *centros penales, así como de los equipos e instalaciones que atienden a* la población penal

FORTALECIMIENTO INSTITUCIONAL DE LOS GOBIERNOS LOCALES.
Brindar asesoramiento directo con miras al desarrollo integral y auto sostenible de los servicios que prestan los Municipios, a fin de elevar la calidad, cantidad y eficiencia en la prestación de los mismos, por medio de la realización de seminarios y actividades de asesoría directa.

Velar que las autoridades municipales, cumplan con la Constitución Nacional, las leyes las leyes, ordenes y decretos emitidos por el Órgano Ejecutivo, garantizando así la existencia y desarrollo de los Municipios en la aplicación de la justicia administrativa y la penal básica.

POLITICA INDIGENISTA. Promover el desarrollo integral de la población indígena del país y procurar su participación en los programas que ejecuta el Gobierno Nacional. Capacitar a comisionados, promotores indígenas, atender casos limítrofes de comarcas y reservas indígenas ante la Comisión Nacional de Límites Administrativos.

SERVICIO DE MIGRACION, PASAPORTES Y ATENCION A REFUGIADOS:

Controlar y tramitar todas las solicitudes de los extranjeros que deseen entrar al territorio Nacional como inmigrantes siempre que llenen los requisitos legales, controlar la expedición de pasaportes en todo el territorio nacional y el extranjero a través de las Misiones diplomáticas y consulares, asesorar y recomendar políticas a seguir sobre la problemática de los refugiados en la aplicación y ejecución de la convención y el protocolo.

SERVICIOS POSTALES TELEGRAFICOS. Administrar y desarrollar los servicios postales a nivel nacional e internacional y los servicios telegráficos, siguiendo la política de la institución basada, en los lineamientos emanados del Gobierno Central de las recomendaciones efectuadas por los organismos internacionales rectores del servicio postal.

TRATADO DE ASISTENCIA LEGAL MUTUA. Proveer asistencia mutua en la investigación, enjuiciamiento y supresión de delitos y en los procedimientos relacionados con la presentación de pruebas ante cualquier tribunal.

SEGURIDAD PUBLICA. Coordinar y supervisar cada una de las funciones, programas operativos y procedimientos que desarrollan los distintos servicios de seguridad pública sobre la base de las políticas establecidas sobre la materia.

SERVICIOS DE BOMBEROS. Brindar en forma permanente apoyo y/o auxilio a la ciudadanía en casos de incendios, urgencias o calamidades pública y tomar medidas de prevención.

SISTEMA DE PROTECCIÓN CIVIL. Ejecutar medidas, disposiciones y ordenes tendientes a evitar anular o disminuir los efectos que la acción del hombre o la naturaleza naturaleza puedan provocar sobre las vidas y bienes del conglomerado social.

POLICIA NACIONAL. Salvaguardar la vida, honra, bienes y demás derechos y libertades de quienes se encuentran bajo la jurisdicción del Estado; preservar el orden público interno, mantener la paz y la seguridad de los habitantes, prevenir la comisión de hechos delictivos, incrementar la vigilancia policial en el área canalera por la reversión de tierras e instalaciones.

SERVICIO AEREO NACIONAL. Apoyar los planes del Gobierno, mediante el servicio de transporte a funcionarios de las Instituciones Publicas (Salud, Educación, Desarrollo Agropecuario, etc.) en áreas de difícil acceso.

SERVICIO MARITIMO NACIONAL. Velar por el cumplimiento de las leyes marítimas de la república en nuestras aguas jurisdiccionales y en aguas internacionales de acuerdo a los convenios vigentes.

GOBERNACIONES. Representar política y administrativamente al Órgano Ejecutivo en las Provincias.

ARTICULO 11. Para el cumplimiento de los objetivos y de las políticas descrita anteriormente apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO Y JUSTICIA para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		163,421,800
Transferencias Corrientes y subsidios		41,210,400
Subsidios		
Transferencias Corrientes	41,210,400	
TOTAL DE GASTOS DE FUNCIONAMIENTO		204,632,200

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Seguridad Pública	1,032,700
Const. y Mejoras a Infraestructuras	500,000
TOTAL DE GASTOS DE INVERSION	1,532,700
TOTAL DE PRESUPUESTO DE GASTOS	206,164,900

CAPITULO VII

0.05 MINISTERIO DE RELACIONES EXTERIORES

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Contribuir a la modernización y actualización de la política exterior de la República de Panamá.

Fortalecer las relaciones diplomáticas con nuestros países fronterizos.

Elevar el profesionalismo del personal de la cancillería y del servicio exterior.

Optimizar la capacidad y condición única del grupo de Río para ser promotor, formulador, consensuador y gestor de políticas.

Colaborar con la autoridad de la Región Interoceánica en la limpieza de las áreas, instalaciones y bienes inmuebles revertidos.

Fortalecimiento de nuestras embajadas en el orden administrativo e informativo.

METAS

Cumplimiento de la ejecución de los tratados y acuerdos conexos.

Abrir un debate interno del Grupo de Rió en sus distintos niveles, con la finalidad de efectuar una reflexión de fondo sobre su estado actual y los procedimientos para atender las nuevas tareas.

Fortalecer las relaciones diplomáticas con los paises de Europa

Apertura de la Embajada de Panamá en el Reino de los paises bajos

Ampliar el abanico de Relaciones Diplomáticas dentro de un marco de acciones concretas, que nos lleve a mejorar nuestra participación en la región de Africa y Medio Oriente.

Suscripciones de Acuerdos que beneficien a Panamá.

Actualizar a los funcionarios con seminarios y cursos que ofrezcan una relación con nuestras funciones.

Consolidar a Panamá en su posición de liderazgo Regional.

Mejorar contactos con las misiones diplomáticas europeas cuyas sedes no se encuentren en Panamá

Impulsar la firma de un acuerdo sobre marina mercante con Rusia

Lograr acuerdos que beneficien a Panamá y fortalecer las buenas relaciones que existen con los Estados Unidos de América y Canadá.

POLITICAS INSTITUCIONALES

Proyectarse regionalmente en el orden económico y político, a cuya cabeza debe colocarse el Grupo de Rio como excitador político del proceso.

Buscar mecanismos y procedimientos de trabajo, que desarrollen el principio de la subsidiariedad regional y de la complementariedad.

ARTICULO 12. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES, para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		32,409,200
Transferencias Corrientes y subsidios		1,838,300
Subsidios		
Transferencias Corrientes	1,838,300	
TOTAL DE GASTOS DE FUNCIONAMIENTO		34,247,500

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Restauración y Remodelación	1,600,000

TOTAL DE GASTOS DE INVERSION	1,600,000
TOTAL DE PRESUPUESTO DE GASTOS	35,847,500

CAPITULO VIII

0.07 MINISTERIO DE EDUCACIÓN

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Garantizar la formación del ser humano para el trabajo productivo digno, en beneficio individual y social.

Contribuir a la formación, capacitación y perfeccionamiento de la persona como recurso humano, con la perspectiva de educación permanente, para que participe eficazmente en el desarrollo social, económico, político y cultural de la nación y reconozca y analice críticamente los cambios y tendencias del mundo actual.

Contribuir al desarrollo integral del individuo con énfasis en la capacidad crítica, reflexiva y creadora, para tomar decisiones con una clara concepción filosófica y científica del mundo y de la sociedad, con elevado sentido de solidaridad humana.

Fomentar el desarrollo, conocimiento, habilidades, actitudes y hábitos para la investigación y la innovación científica y tecnológica, como base para el progreso de de la sociedad y el mejoramiento de la calidad de vida.

METAS:

MEJORAMIENTO DE LA CALIDAD DE LA EDUCACION

Generalización de la educación básica general a través de la utilización del nuevo nuevo currículum.

Elaborar los planes y programas de estudio de diez (10) nuevas modalidades educativas para la educación media académica y profesional y técnica.

Capacitar a 27,064 docentes de las diferentes modalidades de todos los niveles educativos en las trece regiones escolares.

PROFUNDIZACION DE LA DEMOCRACIA DE LA EDUCACION

Ampliar la cobertura de la Educación Básica y Educación Media en aproximadamente 11,124 estudiantes y atender los requerimientos de la Transformación Curricular.

Distribución de útiles escolares a estudiantes preescolares y de primaria.

FORTALECIMIENTO INSTITUCIONAL

Fortalecimiento de las trece (13) direcciones regionales de educación, ofreciendo mayor autonomía en el manejo de los recursos para gastos de operación.

Desarrollar nuevas aplicaciones informáticas para mejorar los procesos administrativos, formulación y evaluación de los proyectos de infraestructura escolar y desarrollo educativo.

METAS ESPECIFICAS

Beneficiar a 449,250 estudiantes a nivel nacional del nivel preescolar y primario de de las escuelas oficiales con el programa de Nutrición Escolar.

Atención de 388 madres animadoras, a través del programa Educación Inicial en el hogar (Madre a Madre).

Establecer 4 centros pilotos de Telebásica.

Distribución de 260,000 cuadernos - de trabajo de español, matemáticas, ciencias naturales y ciencias sociales.

Capacitar a 200 docentes en el uso de textos y guías de Premedia.

Rehabilitación de 171 escuelas primarias, mobiliario y equipo, mantenimiento preventivo para escuelas en áreas pobres.

POLITICAS INSTITUCIONALES:

Profundización de la democratización de la educación, mediante la generación de amplios espacios de participación en equidad.

Mejorar la calidad de la educación, haciéndola correspondiente con las demandas reales de la población panameña.

Fortalecimiento institucional, ampliando significativamente su capacidad de atención a la demanda educativa de nuestra sociedad.

ARTICULO 13. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		328,793,400
Transferencias Corrientes y subsidios		187,560,800
Subsidios	148,443,100	
Transferencias Corrientes	39,117,700	
TOTAL DE GASTOS DE FUNCIONAMIENTO		516,354,200

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Nutrición Escolar	12,500,000
Mineduc-Banco Mundial	5,160,200
Construcciones y Reparaciones	10,745,200
Equipam. de Centros Educativos	1,082,000
Mineduc- BID Desarrollo Educat	3,323,300
Rehab. y Mant. de Centros Educ.	315,000
Transferencias de Capital	3,277,500
TOTAL DE GASTOS DE INVERSION	36,403,200
TOTAL DE PRESUPUESTO DE GASTOS	552,757,400

CAPITULO IX

0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Promover, coordinar, desarrollar y ejecutar la política que formule el gobierno nacional, por conducto del Ministerio, en materia de Industrias, Comercios, Seguros, Financieras, Aprovechamiento de Recursos de Hidrocarburos y Mineros, Comercio Exterior y los que establezca la Ley.

Diseñar, proponer y recomendar al Ejecutivo las estrategias nacionales y la celebración de Acuerdos, Tratados, Convenios Bilaterales, Multilaterales y Regionales sobre Comercio Exterior, orientados a dinamizar los diferentes subsectores del Sector Industrial y Comercial, así como la diversificación y promoción de las exportaciones e inversiones.

Promover la producción nacional y las inversiones extranjeras en el país, que genere el proceso de reconversión del Sector Industrial.

METAS:

La obtención del funcionamiento del Consejo Presidencial para la consecución de la Sede Permanente del ALCA.

La implementación de la Dirección de Comercio Electrónico.

El establecimiento de cuatro nuevas vitrinas artesanales en las ciudades de Buenos Aires, Tokio, Nueva Orleans y Santo Domingo, a fin de divulgar e ilustrar la oferta artesanal de Panamá.

Promover la calidad, eficiencia y diversificación de nuestra oferta exportable, a fin de que sea competitiva en los mercados internacionales, a través de mecanismos de apoyo, facilitación y capacitación de los sectores productivos del país.

Implementar mecanismos de apoyo alternos a las exportaciones que estén acordes con los acuerdos de la OMC, con la sistematización y agilización de los trámites de exportación y la expedición de las licencias comerciales.

Automatización de todos los sistemas de trámites de documentación para la exportación, a través de la ventanilla única del MICI en Panamá y en las diferentes provincias.

Ejecución del Programa de Fiscalización de las Financieras y las Casas de Empeño.

Garantizar al país el abastecimiento ininterrumpido de petróleo crudo y productos derivados, en óptimas condiciones de calidad y de seguridad.

Garantizar que los precios de los derivados del petróleo guarden paridad con los precios precios del mercado internacional y que el consumidor nacional se beneficie de dichos precios.

Desarrollo de la campaña de Conciencia Exportadora, a fin de identificar productos con potencial de exportación.

Lograr incrementar las exportaciones de cajas de banano.

Culminar las negociaciones para un Tratado Panamá - México.

POLITICAS INSTITUCIONALES:

Ejecutar las acciones necesarias para la creación y expansión de toda la actividad la actividad comercial e industrial a nivel nacional y la promoción de las Artesanías Nacionales.

Velar por el cumplimiento de las disposiciones legales vigentes, por parte de los diferentes agentes económicos que operan en el país.

Fomentar la inversión privada dentro del Sector Minero.

Hacer más eficaz el proceso de exportaciones, a través de la utilización de la Ventanilla Ventanilla única de Comercio Exterior.

ARTICULO 14. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		9,807,900
Transferencias Corrientes y subsidios		7,459,200
Subsidios	5,420,400	
Transferencias Corrientes	2,038,800	
TOTAL DE GASTOS DE FUNCIONAMIENTO		17,267,100

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Desarrollo Comercial E Industrial	231,770
Transferencias de Capital	6,000,000
TOTAL DE GASTOS DE INVERSION	6,231,770
TOTAL DE PRESUPUESTO DE GASTOS	23,498,870

CAPITULO X

0.09 MINISTERIO DE OBRAS PUBLICAS

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Contribuir a evitar las constantes inundaciones, mediante el mejoramiento de los drenajes de la Ciudad de Panamá.

Disminuir los costos de operación de vehículos y el tiempo de viaje de los usuarios, a través del mejoramiento y rehabilitación de la infraestructura vial existente y el existente y el mantenimiento rutinario en las vías que han sido rehabilitadas recientemente.

Disminuir los costos de transporte de los productos del sector primario provenientes de las áreas de producción localizadas en las distintas comunidades del Interior de la República, así como los de los insumos que se transportan desde la Capital hacia el campo.

Disminuir los costos de operación de vehículos y el tiempo de viaje del usuario con la reducción del congestionamiento vial, a través del mejoramiento, rehabilitación, mantenimiento periódico de las calles y avenidas de la Ciudad de Panamá y el interior del país.

Proporcionar transitabilidad a los caminos cuyos puentes se encuentren en mal estado, que su capacidad sea inferior a la del camino o que no existan estructuras, con el fin de mejorar el tránsito vehicular.

METAS:

Continuar con los proyectos de construcción de la canalización de la Quebrada La Gallinaza y la Quebrada Chanis en la Ciudad de Panamá

Continuar la ampliación de la Carretera Panamericana en los tramos comprendidos entre Aguadulce Divisa, de Divisa a Santiago y de Concepción a Paso Canoas.

Terminar de rehabilita r aproximadamente 338 Kms, de caminos de producción a nivel nacional, iniciados en el año 2002, ubicados en las áreas altamente productivas.

Proporcionar mantenimiento rutinario a los caminos rehabilitados en los años 2000 y 2001 con el Programa de Rehabilitación Vial BID II, de aproximadamente 822 Kms.

Continuar con el mantenimiento rutinario de vias interurbanas rehabilitadas en los años 2000 y 2001, ubicadas en la provincia de Bocas del Toro (156.9 Kms) y en la Carretera Panamericana (98 Kms)

Continuar con el agresivo programa de rehabilitacion de las calles y avenidas de la ciudad Panamá y en los principales centros urbanos del interior.

Terminar la construcción de 5 pasos elevados peatonales iniciados en el año 2002, que proporcionarán seguridad a los peatones que transitan por esas vías.

Continuar con la construcción de intercambio de la Carretera Transistmica, lo que permitirá que el tráfico que viaja desde y hacia la Ciudad de Colón sea fluido.

Continuar con la construcción del Nuevo Puente sobre el Canal de Panamá, obra de gran magnitud que resolverá el congestionamiento vehicular que se produce a diario en el Puente de las Américas

POLITICAS INSTITUCIONALES:

Promover el Sistema de Valorización como un mecanismo más apropiado para la ejecución de obras.

Optimizar la eficiencia, mediante la sistematización de procedimientos electrónicos modernos.

ARTICULO 15. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del gastos del MINISTERIO DE OBRAS PUBLICAS para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		17,367,100
Transferencias Corrientes y subsidios		2,160,800
Subsidios		
Transferencias Corrientes	2,160,800	
TOTAL DE GASTOS DE FUNCIONAMIENTO		19,527,900
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Const. y Rehab. de Drenajes		800,000
Mant. y Rehabilitacion Vial		66,480,300
Const. y Mej. de calles y aveni		11,755,900
Construcción y Rehabilitación de Puentes		50,213,600
TOTAL DE GASTOS DE INVERSION		129,249,800
TOTAL DE PRESUPUESTO DE GASTOS		148,777,700

CAPITULO XI

0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Perfeccionar y profundizar la inserción del país en los mercados internacionales resguardando las opciones productivas nacionales y ampliando de forma sustancial las exportaciones y los mercados operados.

Fomentar la existencia de organizaciones de productores, empresas y cooperativas con capacidad de conducir, gestionar y desarrollar una gama creciente de productos y negocios agropecuarios.

Mejorar las capacidades públicas para apoyar el desarrollo sectorial en: investigación, transferencia, crédito y comercialización.

Ajustar las políticas, planes, programas y proyectos al nuevo escenario de la visión y misión del Sector Agropecuario, incorporando elementos como la competitividad e institucionalidad pública y privada.

METAS

Incentivar una mayor participación en los mercados internacionales, en los cultivos para la exportación.

Gestionar financiamiento para la realización de estudios, diseños finales y ejecución de los proyectos en las áreas potencialmente productivas.

Concentrar esfuerzos institucionales en áreas de alta densidad de productores, con potencialidad para el desarrollo ganadero.

Transferir nuevas y mejores tecnologías de procesamiento a la micro, pequeña y mediana empresas agroindustriales.

Reactivar la industria camaronera, actualizando y fortaleciendo los conocimientos científicos y tecnológicos para alcanzar una producción sostenible.

Adecuar las políticas del Ministerio de Desarrollo Agropecuario en lo referente al establecimiento y operación de los controles fitosanitarios en los puestos cuarentenarios.

Incrementar los rendimientos de los principales rubros agrícolas y reducir los costos de producción.

Proporcionar al productor agropecuario la disponibilidad de agua subterránea para el desarrollo de sus actividades productivas en áreas deficitarias de aguas corrientes.

POLITICAS INSTITUCIONALES:

Consolidar y acelerar el proceso de modernización del Sector Agropecuario.

Fortalecer la capacidad técnica y operativa de la institución.

Continuar con la consulta permanente con el sector privado para facilitar y orientar las acciones que conduzcan a incrementar la gestión empresarial, competitividad y modernización del sistema productivo.

Elevar la eficacia, eficiencia y productividad de los recursos humanos, financieros y logísticos que a través de los programas y proyectos de inversión se canalizan al sector agropecuario.

ARTICULO 16. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		22,541,700
Transferencias Corrientes y subsidios		12,554,500
Subsidios	8,374,300	
Transferencias Corrientes	4,180,200	
TOTAL DE GASTOS DE FUNCIONAMIENTO		35,096,200
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Sanidad Agropecuaria		11,028,000
Reconversión Agropecuaria		7,000,000
Otros Proyectos de Inversión		20,000,000
Desarrollo Rural Agropecuario		3,976,000
Mejoramiento de Productividad		3,693,000
Programa de Desarrollo Tecnológico		219,600
Transferencias de Capital		2,192,500
TOTAL DE GASTOS DE INVERSION		48,109,100
TOTAL DE PRESUPUESTO DE GASTOS		83,205,300

CAPITULO XII

0.12 MINISTERIO DE SALUD

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Garantizar condiciones de salud del ambiente y la población que potencien el desarrollo económico del país.

Contribuir a la disminución de la desigualdad de acceso a programas y servicios de salud en toda la población, con énfasis en las poblaciones pobres y de extrema pobreza

METAS:

Fortalecer el rol rector del Ministerio de Salud.

Fortalecer el enfoque de salud preventiva y de promoción de la salud a través de la implementación de Programas actualizados e innovadores de promoción que se desarrollen según el nivel de complejidad de la red de servicios sanitarios.

Aumentar la cobertura de los servicios de salud en áreas rurales pobres y de extrema pobreza.

Mantener los estándares de cobertura de vacunación .

Continuar con el programa de atención dirigido al tratamiento de tuberculosis, ETS/ VIH/ SIDA.

Mantener vigente el programa de saneamiento ambiental y de vectores.

Fortalecer el Programa de Nutrición, a través del Plan de Alimentación Complementaria.

Establecer un Programa de Mantenimiento Predictivo y Preventivo en la red primaria de salud y los Hospitales Nacionales.

Mejorar la oportunidad de la atención quirúrgica y de las cirugías ambulatorias en los Policentros y Hospitales Nacionales.

POLITICAS INSTITUCIONALES

Promover un Pacto Nacional por la Salud.
Contribuir al desarrollo sostenible renovando la estrategia de Atención Primaria.

Perfeccionar el marco regulatorio en salud.

Universalizar y mejorar el acceso a los programas y servicios de salud.

Contribuir al mejoramiento del estado nutricional de la población.

Garantizar ambientes más sanos, mejorando los sistemas de vigilancia de la salud pública.

Promover la investigación y el desarrollo tecnológico.

Fortalecer la estrategia de Promoción de la Salud.

Modernizar la red pública de servicios de salud.

Mejorar el sistema de urgencia y control en situaciones de desastres.

Fomentar una cultura de mejoramiento continuo.

Reforzar el desarrollo de los recursos humanos en el sector salud.

Adecuar los sistemas y procesos de la gestión a criterios de eficiencia y transparencia.

Mejorar la eficiencia y efectividad financiera en la gestión de los servicios públicos de salud.

Consolidar un programa nacional de inversiones y cooperación técnica del sector.

ARTICULO 17. Para el cumplimiento de los objetivos y de las politicas descritas anteriormente apruébase el presupuesto del gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		140,163,400
Transferencias Corrientes y subsidios		220,729,500
Subsidios	40,980,000	
Transferencias Corrientes	179,749,500	
TOTAL DE GASTOS DE FUNCIONAMIENTO		360,892,900
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Salud Ambiental		2,813,600
Salud Nutricional		*2,586,800*
Otros Proyectos de Inversión		12,490,000
Remodelacion y Const. de Instal		20,719,600
Transferencias de Capital		46,181,700
TOTAL DE GASTOS DE INVERSION		84,791,700
TOTAL DE PRESUPUESTO DE GASTOS		445,684,600

CAPITULO XIII

0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Promocionar el desarrollo humano, mediante la generación de empleo y el estímulo de la productividad, haciendo uso de los avances tecnológicos que permitan la orientación del mercado laboral hacia el pleno empleo.

Fiscalizar los programas de desarrollo humano a la población económicamente menos favorecida, para que reciba una atención real y efectiva que le permita superar y participar activamente en la solución de sus problemas y de la comunidad.

Desarrollar programas que propicien el mejoramiento de la calidad de los servicios que presta la Institución y la calidad de vida de los funcionarios que redunde en equidad y probidad, en la aplicación de las normas y la prestación de los servicios, mediante el uso de los avances tecnológicos y la capacitación.

Promover el tripartismo, mediante la educación laboral dirigida a trabajadores sindicalizados y no sindicalizados, empresarios y el sector público como participante de la gestión.

Promover y regular la política socio - laboral entre los sectores productivos del país, a fin de que las partes involucradas realicen acciones tendientes a su armonización y fortalecimiento.

Dar solución a las controversias laborales tanto individuales como colectivas que surjan de la relación obrero patronal, mediante arreglo voluntario entre las partes o reintegro, de acuerdo a las normas legales.

Continuar con el proceso de modernzación de la Institución apoyados por los Proyectos de la Fundación Exterior para la Paz y la Democracia (FUNDAPEM), y de apoyo a la participación de Centroamérica en el área de Libre Comercio de las Américas (PROALCA/USAID/G -CAP -AID); los que tienen como próposito f... ecer la gestión de acuerdo a las políticas laborales y sociales, según el desarr... de la economía y la globalización mundial, mejorar las relaciones entre trabajadores y la competencia de la región y su habilidad para participar más efectivamente en el mercado hemifé y global.

METAS:

Ser sede permanente del programa internacional para la Erradicación del Trabajo Infantil de la Organización Internacional del Trabajo para el área de Centro América y Panamá.

Presidir 100 audiencias. Orientar a 50,000 usuarios.

Crear formalmente en la Dirección General de Trabajo, el Departamento de Prevención Laboral.

Realizar 1,000 mediaciones y 50 convenciones colectivas.

Ejecutar activamente las Ferias del Empleo cuatro (4) veces al año.

Dictar 300 sentencias.

Capacitar a 1000 jóvenes para que puedan ingresar al mercado laboral.

Realizar un Seminario Nacional de Información sobre los mercados laborales.

Realizar 50,000 inspecciones en el comercio.

Realizar 8,283 inspecciones inspecciones en el área metropolitana

Realizar siete (7) operativos a las Regionales (uno a cada Regional), conjunta-mente

Dirección de Migración y Naturalización.

Promover y realizar seis (6) charlas para empleadores que empleen mano de obra extranjera.

POLITICAS INSTITUCIONALES:

Orientar los programas a nivel preventivo y correctivo con la participación de los niveles de apoyo logístico.

Reforzar la vocación de servicio del recurso humano institucional, mediante la utilización de tecnología apropiada, mejorar el ambiente de la infraestructura de trabajo y programas de reconocimientos, motivación y superación personal y Profesional.

Convertir a las familias en participantes activos en el desarrollo socio económico de su comunidad.

Contribuir al mejoramiento de la distribución de la riqueza nacional, mediante la fijación y desarrollo de programas que tiendan a la disminución del índice de desempleo con retribuciones económicas que hagan permisibles una vida digna y decorosa de la familia.

Propiciar relaciones obrero - patronales, basadas en el respeto a las leyes, la concertación y justicia social.

Anticipar y evitar conflictos laborales en base a una asesoría y orientación dinámica y oportuna a nivel de empleadores y trabajadores en relación a sus derechos y obligaciones consignadas en la Ley y normas vigentes.

Fortalecer la capacidad de concertación y entendimiento pacífico de empleadores y trabajadores para crear y afianzar relaciones estables y armoniosas para el incremento de la producción y productividad.

ARTICULO 18. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		10,443,100
Transferencias Corrientes y subsidios		2,414,300
Subsidios		
Transferencias Corrientes	2,414,300	
TOTAL DE GASTOS DE FUNCIONAMIENTO		12,857,400

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Capacitación Laboral	3,000,000
Jóvenes de Primer Trabajo	1,599,800
TOTAL DE GASTOS DE INVERSION	4,599,800
TOTAL DE PRESUPUESTO DE GASTOS	17,457,200

CAPITULO XIV

0.14 MINISTERIO DE VIVIENDA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Promover un desarrollo sostenible, reducir sistemática y progresivamente la pobreza, la integración al desarrollo de los grupos excluidos y una distribución equitativa de la riqueza

METAS:

Lograr un total de 2,395 soluciones habitacionales, cónsonas con el poder adquisitivo de familias pobres o de extrema pobreza.

POLITICAS INSTITUCIONALES:

Reducir el déficit habitacional en los sectores de ingresos familiares hasta B/.800.00 balboas, con énfasis a los menores de B/. 300.00 en áreas suburbanas y rurales de todo el país.

Ser un ente facilitador para la promoción de proyectos habitacionales a sectores de ingresos medios.

Mejorar el sistema estructural para la atención al contribuyente.

Formular y desarrollar programas de manera integral, de forma tal, que coincidan la vivienda con el entorno urbano sostenible, agradable y seguro a ella.

Acceso a las infraestructuras de los servicios básicos para el bienestar y desarrollo social que se procura.

ARTICULO 19. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO Valor

Gastos de Operación		9,581,700
Transferencias Corrientes y subsidios		885,200
Subsidios		
Transferencias Corrientes	885,200	
TOTAL DE GASTOS DE FUNCIONAMIENTO		10,466,900

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Otros Proyectos	2,189,800
Compra de Tierra	5,000
Construcción de Viviendas	9,632,600
Financiamiento de Viviendas	3,522,900
Fortalecimiento Institucional	1,259,600
Programa de Asistencia Habitacional	604,800
Programa de Mejoramiento Habitacional	255,400
TOTAL DE GASTOS DE INVERSION	17,470,100
TOTAL DE PRESUPUESTO DE GASTOS	27,937,000

CAPITULO XV

0.16 MINISTERIO DE ECONOMIA Y FINANZAS

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Integrar los procesos de formulación de la política económica, social, territorial, financiera y administrativa, de administración financiera del Estado y de la administración fiscal y patrimonial.

Establecer un Sistema Tributario moderno neutral, equitativo, eficiente y eficaz que permita al Estado contar con los recursos económicos necesarios para que pueda cumplir su misión institucional, impulsar la economía hacia nuevos niveles de bienestar y otorgar al sector empresarial, condiciones de competitividad que le permita continuar con su fortalecimiento y crecimiento sostenido.

Velar por la optimización de la administración de los ingresos y de la administración del gasto público, a fin de facilitar la obtención de los objetivos del Plan de Gobierno y resolver especialmente los problemas de carácter social.

Incrementar la captación de los recursos de cooperación técnica internacional, provenientes de organismos multilaterales y fuentes bilaterales.

Diseñar y desarrollar el uso de los recursos y potencialidades de las provincias y áreas indígenas en el marco de un desarrollo integral.

Contrubuir en la instrumentación, seguimiento y evaluación de la Política y Estrategia de Desarrollo Social: 2000 - 2004, que constituye el marco de accionar de las entidades del sector social, para promover el desarrollo humano sostenible con reducción sustantiva de la pobreza.

Establecer y desarrollar una política catastral que contribuya con el ordenamiento tenencial del país.

Participar en el desarrollo e implantación de proyectos interinstitucionales relacionados con el Plan Nacional de Modernización del Estado y el Programa de Gobierno Electrónico en Panamá.

Tecnificar las operaciones aduaneras dentro del marco de la simplificación y automatización.

Impulsar el uso de normas e instrumentos para la evaluación de los procesos de gestión en las instituciones públicas.

METAS:

Velar por el cumplimiento y buen manejo de los procesos, trámites y del trabajo en general, realizado en la institución con la finalidad de brindar un servicio eficaz y eficiente al 100% de los usuarios externos e internos.

Ejecutar los programas, subprogramas, actividades y proyectos incluidos en el Presupuesto 2003 y lograr un nivel mínimo de ejecución del 90%, especialmente de los proyectos de inversión.

Integrar un Plan Operativo Anual con programas, proyectos y acciones estratégicas para la implementación de la política de desarrollo social.

Levantar la II Encuesta Nacional sobre Niveles de Vida con el propósito de determinar la magnitud, causas y distribución geográfica de la pobreza y facilitar la formulación de políticas y el diseño de estrategias para enfrentar este flagelo.

Participar a nivel interinstitucional en la formulación, financiamiento, promoción, ejecución y seguimiento, especialmente de proyectos de inversión de los sectores sociales, de infraestructura, fomento del turismo y promoción cultural, para asegurar la optimización de los recursos provenientes de los intereses y dividendos del Fondo Fiduciario para el Desarrollo y de los recursos de préstamos contratados.

Promover la integración, desarrollo y descentralización de la administración financiera del Estado y de sus componentes de presupuesto, tesorería, deuda pública y contabilidad, por medio de instrumentos legales normativos, de desarrollo organizacional, de capacitación, de racionalización de procesos de gestión financiera e informáticos, a nivel central e institucional.

Evaluar el SIAFPA Institucional implantado en las Instituciones que integran el Gobierno Central e implementarlo en veintidós (22) instituciones descentralizadas, ocho (8) empresas públicas y siete (7) intermediarios financieros.

Modernizar los procesos técnicos de recaudación, control, fiscalización y cobranza, a fin de incrementar la recaudación de ingresos tributarios y no tributarios, e impulsar el cumplimiento voluntario de las obligaciones tributarias.

Formular el programa de obras comunitarias para los 588 corregimientos del país.

Activar diez (10) programas de cooperación técnica internacional suscritos entre el Gobierno de Panamá y fuentes multilaterales y bilaterales de cooperación.

Fiscalizar las actividades que generan ingresos y ahorros públicos para garantizar su transparencia.

Establecer un programa de sistematización, control y manejo de información en materia de contrataciones públicas.

Detectar irregularidades y hechos de incumplimiento, determinar y cuantificar en forma precisa los mismos y sancionarlos, oportuna y efectivamente.

POLITICAS INSTITUCIONALES:

Consultar a los sectores involucrados para asegurar el cumplimiento de las decisiones que adopte la Institución.

Modernizar y fortalecer las distintas unidades ejecutoras en materia de procesos, procedimientos, recursos humanos, capacitación e informática, para garantizar un alto nivel de eficiencia y eficacia en la prestación de servicios.

Introducir mejoras en las entidades gubernamentales en las áreas de organización, procesos de gestión y recursos humanos.

Promover la participación activa de las instituciones y funcionarios responsables de las áreas que integran la administración financiera del Estado en acciones puntuales relacionadas con el mejoramiento de los aspectos legales y normativos, organizacionales, de racionalización de procesos y de capacitación, tanto en el ámbito central como institucional.

ARTICULO 20. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE ECONOMIA Y FINANZAS para la vigencia fiscal de 2003, cuya estructura y asignación a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		36,283,600
Transferencias Corrientes y subsidios		10,265,200
Subsidios	5,812,900	
Transferencias Corrientes	4,452,300	
TOTAL DE GASTOS DE FUNCIONAMIENTO		*46,548,800*

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Fondo de Preinversión	1,525,000
Fort. Gestión Eco. y Admón. Financ.	9,120,100
Des. Social e Inversiones Comunitar.	21,976,900
Transferencias de Capital	4,249,400
TOTAL DE GASTOS DE INVERSION	36,871,400
TOTAL DE PRESUPUESTO DE GASTOS	83,420,200

CAPITULO XVI

0.21 MINISTERIO DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FAMILIA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS

Impulsar el desarrollo humano a través de la participación y la promoción de la seguridad, organización, administración, coordinación y ejecución de políticas, planes, programas y acciones que fortalezcan a la mujer, la juventud, la niñez, la familia, la comunidad y a los grupos de la población de atención prioritaria.

Incidir en la disminución de las desigualdades sociales que producen grupos específicos de la población.

Mejorar las condiciones de bienestar de la familia y la comunidad, mediante la promoción, organización y capacitación de los Comités de Familia.

Asistir a las familias en condiciones de vulnerabilidad por razones de violencia y otros males sociales, mediante la atención directa y la búsqueda de alternativas para mejorar su situación.

Fortalecer los procesos de resocializizacón del Centro de Cumplimiento .

Mejorar el estado nutricional de la población menos privilegiada del país : Indigen campesina y urbno-marginal a través de la habilitación de los comedores Comunitar permitendo a esta población el acceso a los alimentos e integrándola en el proceso de sostenibilidad del mismo con la capacitación y la organización comunitaria

METAS

Organizar los congresos en materia social, dirigidos a la mujer, la juventud, la niñez, la familia en general, las personas discapacitadas, la población y los grupos más necesitados y/o marginados.

Atender los proyectos de cooperación internacional con miras a fortalecer el sector social de interés a los programas de la juventud, la mujer, la niñez, la familia y grupos más necesitados y/o marginados.

Preparar estadísticas sociales que permitan la distribución con equidad y eficiencia de los recursos asignados a los programas sociales, dirigidos a la mujer, la juventud, la niñez, la familia, a la población y grupos más necesitados.

Disminuir los problemas sociales de la mujer, la juventud, la niñez y la familia, tales como alcoholismo, drogadicción, desnutrición, incestos, promiscuidad, mendicidad mendicidad, entre otros.

Diseñar y coordinar programas de capacitación en temas de prevención, atención, protección, promoción y bienestar de la mujer, la juventud, la niñez, las personas adultas mayores, las personas con discapacidad y la familia en general.

Rehabilitar a jóvenes integrantes de bandas y pandillas.

Construir en el Centro de Cumplimiento una segunda planta.

Evaluar los resultados de las aplicaciones de las normas legales y reglamentarias que rigen para la promoción del desarrollo del país.

POLITICAS INSTITUCIONALES:

Fortalecer el proceso democrático panameño, mediante la promoción real de los jóvenes, las mujeres, la niñez, y la familia en la búsqueda de soluciones para los problemas de pobreza y marginalidad social.

Lograr la participación activa de la familia en el desarrollo económico de su comunidad.

Capacitar a jóvenes para la producción autogestionaria.

Contribuir al mejoramiento de la distribución de la riqueza nacional, mediante la fijación y desarrollo de programas que hagan permisibles una vida digna y decorosa de la familia.

Desarrollar cualesquiera otros programas y actividades que permitan la promoción de la mujer, la prevención y atención de la juventud y la niñez, en situaciones de riesgo social.

ARTICULO 21. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del MINISTERIO DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FAMILIA para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor
Gastos de Operación	10,289,600
Transferencias Corrientes y subsidios	4,726,500
Subsidios	

Transferencias Corrientes	4,726,500	
TOTAL DE GASTOS DE FUNCIONAMIENTO		15,016,100
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Desarrollo Comunitario		1,873,000
Centro de Atención y Capac.A Niños (AS)		115,500
TOTAL DE GASTOS DE INVERSION		1,988,500
TOTAL DE PRESUPUESTO DE GASTOS		17,004,600

CAPITULO XVII

0.45 OTROS GASTOS DE LA ADMINISTRACION

OBJETIVOS Y POLITICAS PARA 2003

OBJETIVOS :

Promover, coordinar y concluir las actividades en las provincias, evaluar la ejecución de los programas y obras del Gobierno y cualesquiera otros que se realicen en beneficio de la comunidad.

Servir de órgano de consulta (Consejo Provincial) a las Gobernaciones de las Provincias, Consejos Municipales y Juntas Comunales con miras a un desarrollo efectivo de las obras públicas de inversiones y servicios de las provincias.

Capacitar a los Honorables Representantes con miras a que el trabajo que desempeñen lo hagan de la manera más eficiente y que tengan pleno conocimiento de sus deberes y derechos.

Coordinar la ejecución de proyectos comunitarios con los demás programas de inversión del Estado.

Desarrollar trabajos técnicos básicos para la programación del desarrollo económico y social provincial, municipal y local, e impulsar el programa de inversiones locales (PROINLO), a través de la coordinación que brindará el Ministerio de Economía y Finanzas.

ARTICULO 22. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor

Gastos de Operación		9,642,618
Transferencias Corrientes y subsidios		1,393,182
Subsidios		
Transferencias Corrientes	1,393,182	
TOTAL DE GASTOS DE FUNCIONAMIENTO		11,035,800
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		11,035,800

CAPITULO XVIII

0.30 ÓRGANO JUDICIAL

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Administrar justicia en forma gratuita, expedita e ininterrumpida, garantizando el respecto a la Constitución, las Leyes, el derecho de los Ciudadanos y los valores de la Democracia.

Promover el Desarrollo y Fortalecimiento integral del Organo Judicial.

Recibir, atender, tramitar y resolver de acuerdo a lo establecido en la Ley, los casos que representan en las diferentes jurisdicciones, tales como: penales, civil, familia, niñez y adolescencia, trabajo, comercio, marítimo, entre otras.

Continuar con el proceso de modernización de los sistemas de información, como instrumento de gestión y desarrollo de la productividad y eficiencia de los servicios que presta la institución.

Fortalecer las acciones de capacitación y actualización de todos los funcionarios judiciales a través de la escuela judicial y lograr apoyo de organismos nacionales e internacionales con ese fin.

Expandir y fortalecer la Carrera Judicial.

Fortalecer la gestión administrativa ampliando y descentralizando los servicios de apoyo administrativos.

METAS:

Resolver casos que entran en un año a las salas de la Corte Suprema de Justicia,

Suprema de Justicia, tribunales superiores, juzgados de circuito y municipales, a nivel nacional.

Realizar audiencias penales proyectadas, en tribunales y juzgados en la República.

POLITICAS INSTITUCIONALES:

Decidir y ordenar el cumplimiento de las políticas y acciones de planificación y organización administrativa que propicien la modernización simultánea del área judicial y de apoyo administrativo de la institución.

Evaluar resultados de los planes pilotos administrativos y de gestión judicial realizados hasta la fecha y decidir la continuación o el cese de los mismos según sea el beneficio y la prioridad institucional.

ARTICULO 23. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		34,502,045
Transferencias Corrientes y subsidios		4,027,269
Subsidios		
Transferencias Corrientes	4,027,269	
TOTAL DE GASTOS DE FUNCIONAMIENTO		38,529,314
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Mejoramiento - Admón de Justicia		2,450,000
TOTAL DE GASTOS DE INVERSION		2,450,000
TOTAL DE PRESUPUESTO DE GASTOS		40,979,314

CAPITULO XIX

0.35 MINISTERIO PUBLICO

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Dar respuesta a las demandas de justicia aumentando la eficiencia, productividad, capacidad, profesional y garantizar el fiel cumplimiento del debido proceso de la Ley.

Coordinar eficientemente todo el trabajo jurídico de la institución, y sus diferentes programas y Proyectos, tanto a lo interno como a lo externo, con el apoyo de los diferentes Unidades administrativas, siguiendo instrucciones que imparte el Despacho Superior.

METAS:

Crear 31 nuevos despachos como: 5 Fiscalías Especiales, 22 Fiscalías de Circuito, 11 Fiscalías de Adolescente, 174 nuevas posiciones, equiparación de sueldos y de gastos de Representación con el Organo Judicial, incremento de los gastos operativos, adquisición de nuevo mobiliario y equipo de oficina adquisición de vehículos terrestres y marítimos.

En lo referente a inversiones la meta trazada es por el orden de B/.18,855,559.00 con esto Administración, la ampliación, actualización y modernización del Laboratorio de Huellas se estima ejecutar el Programa del BID de Mejoramiento de la Genéticas, el equipamiento de informática, construcción de la Unidad Judicial, Construcción de las Personerías en distrito no cabeceras del interior del país.

Lograr efectivamente que las consultas y quejas sean atendidas por cada uno de los abogados en un plazo no mayor de dos (2) semanas, independientemente de la complejidad.

POLITICAS INSTITUCIONALES:

Modernización de la calidad de los servicios jurídicos y administrativos del País como parte de la priorización del Estado y la contribución al crecimiento económico que se espera alcanzar.

Utilizar racional y eficientemente los recursos asignados a la institución.

Establecer un servicio informático judicial y administrativo simplificado, automatizado y lograr un cambio estructural de la administración de justicia.

ARTICULO 24. Para el cumplimiento de los objetivos y de las políticas descritas Anteriormente apruébase el presupuesto de gastos del MINISTERIO PUBLICO para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		34,500,843
Transferencias Corrientes y subsidios		3,844,808
Subsidios		
Transferencias Corrientes	3,844,808	
TOTAL DE GASTOS DE FUNCIONAMIENTO		38,345,651

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Proc. General / Mej. Admon.Justicia	4,740,100

TOTAL DE GASTOS DE INVERSION	4,740,100
TOTAL DE PRESUPUESTO DE GASTOS	43,085,751

CAPITULO XX

0.40 TRIBUNAL ELECTORAL

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Administrar eficientemente los recursos asignados para el logro de los objetivo y metas del evento electoral, señalando los niveles de responsabilidad y coordinación en la estructura.

Mejorar la calidad de los servicios que presta la institución, elevar la transparencia y seguridad de los comicios electorales, mediante el fortalecimiento y modernización de los sistemas administrativos y operativos.

Revisar y actualizar en forma integral los procesos y procedimientos administrativos que utilizan todas las instancias operativas y administrativas de la institución.

Preparación del Plan General de Elecciones 2004, con el establecimiento de las bases de la Organización, mecanismos de control, actualización tecnológica y sistemática, para asegurar la mayor transparencia en los resultados electorales.

Continuar con la fase operativa de Mantenimiento al Proyecto de Modernización, basada en una cultura Organizacional que permita mejorar la calidad de los servicios en materia de Registro e Identificación Ciudadana la Organización y celebración de eventos de consulta popular.

METAS:

Producción de los servicios de inscripción de hechos vitales, políticos y actos jurídicos utilizando lo más altos estándares internacionales.

Digitalización de todos los documentos que sustentan los trámites de hechos vitales y actos jurídico y procesarlos electrónicamente al momento de su solicitud.

Diseño de un sistema administrativo que facilite las actividades de la institución, basado en la reducción de costos y en le uso racional de la energía e insumos.

Establecer parámetros técnicos que midan la calidad de los procesos mediante la elaboración de criterios e instrumentos concretos que viabilicen los cambios estructurales necesarios para actualizar la institución en la tecnología disponible.

Continuar con el proceso sistemático de consulta a los Partidos Políticos a través de la comisión Nacional de Partidos Políticos.

Administrar y auditar el subsidio a los Partidos Políticos de conformidad con el Código Electoral y reglamentación expedita al efecto, a través de las unidades de Secretaría General, Organización Electoral, Finanzas y auditoria Interna.

Continuar con el rediseño de los procesos y procedimientos institucionales y elaborar los manuales correspondiente.

POLITICAS INSTITUCIONALES:

Garantizar la transparencia, imparcialidad y eficiencia de sus ejecutorias.

Fortalecer el recurso humano mediante mecanismos modernos tendientes a estimular su desarrollo

Evaluar el marco jurídico para iniciar el proceso de ajustarlo, a través de las transformaciones de entorno.

Promover la actualización tecnológica como mecanismo para potenciar el desempeño institucional.

Fomentar la participación de los ciudadanos en los procesos que ejecuta el Tribunal Electoral.

ARTICULO 25. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente, apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2003, cuya estructura y asignación es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		21,684,800
Transferencias Corrientes y subsidios		10,142,600
Subsidios		
Transferencias Corrientes	10,142,600	
TOTAL DE GASTOS DE FUNCIONAMIENTO		31,827,400
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		31,827,400

CAPITULO XXI

TRANSFERENCIA DEL GOBIERNO CENTRAL

TRANSFERENCIA CORRIENTES

ARTICULO 26. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

Cod.	INSTITUCION DESTINO	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	310,625,609	211,356,600	521,982,209
01	ASAMBLEA LEGISLATIVA	1,589,850	2,325,900	3,915,750
	Becas de Estudio	32,600		32,600
	Defensoria del Pueblo		2,325,900	2,325,900
	Contribuciones a la Seguridad Social	1,500,950		1,500,950
	Al Sector Externo	56,300		56,300
02	CONTRALORIA GENERAL DE LA REPUBLICA	3,206,400		3,206,400
	Becas de Estudio	26,800		26,800
	Contribuciones a la Seguridad Social	3,171,200		3,171,200
	Al Sector Externo	8,400		8,400
03	PRESIDENCIA DE LA REPUBLICA	3,647,500		3,647,500
	Pensiones y Jubilaciones	94,200		94,200
	Contribuciones a la Seguridad Social	1,553,300		1,553,300
	Al Sector Externo	2,000,000		2,000,000
04	MINISTERIO DE GOBIERNO Y JUSTICIA	41,210,400		41,210,400
	Pensiones y Jubilaciones	9,855,800		9,855,800
	Servicio de Bomberos	10,198,100		10,198,100
	A Personas	240,000		240,000
	Al Sector Privado	2,634,600		2,634,600
	Municipios	2,377,700		2,377,700
	Contribuciones a la Seguridad Social	15,830,300		15,830,300
	Al Sector Externo	73,900		73,900
05	MINISTERIO DE RELACIONES EXTERIORES	1,838,300		1,838,300
	Becas de Estudio	16,100		16,100
	Contribuciones a la Seguridad Social	1,266,000		1,266,000
	Al Sector Externo	556,200		556,200
07	MINISTERIO DE EDUCACION	39,117,700	148,443,100	187,560,800
	Pensiones y Jubilaciones	3,590,800		3,590,800
	Al Sector Privado	1,577,600		1,577,600
	Contribuciones a la Seguridad Social	33,771,500		33,771,500
	Al Sector Externo	177,800		177,800
	I.N.A.C.		5,569,100	5,569,100
	I.N.D.E.		5,066,700	5,066,700

	I.P.H.E.		10,968,600	10,968,600
	Universidad de Panamá		92,939,400	92,939,400
	Universidad Tecnológica		23,077,200	23,077,200
	Universidad Autónoma de Chiriquí		9,490,800	9,490,800
	Universidad Especializada de las Américas		1,331,300	1,331,300
08	MINISTERIO DE COMERCIO E INDUSTRIAS	2,038,800	5,420,400	7,459,200
	Becas de Estudio	17,900		17,900
	Al Sector Privado	599,200		599,200
	Zona Franca del Baru		240,600	240,600
	Com. de Libre Comp. y A. del Consumidor		3,337,100	3,337,100
	Contribuciones a la Seguridad Social	647,000		647,000
	Al Sector Externo	774,700		774,700
	Autoridad de Micro, Mediana y Pequeña Empresa		1,842,700	1,842,700
09	MINISTERIO DE OBRAS PUBLICAS	2,160,800		2,160,800
	Contribuciones a la Seguridad Social	2,156,600		2,156,600
	Al Sector Externo	4,200		4,200
10	MINISTERIO DE DESARROLLO AGROPECUARIO	4,180,200	8,374,300	12,554,500
	Becas de Estudio	11,600		11,600
	Al Sector Privado	1,161,000		1,161,000
	Contribuciones a la Seguridad Social	2,514,300		2,514,300
	Al Sector Externo	493,300		493,300
	I.M.A		2,919,000	2,919,000
	I.D.I.A.P.		4,324,600	4,324,600
	I.S.A		1,130,700	1,130,700
12	MINISTERIO DE SALUD	179,749,500	40,980,000	220,729,500
	Pensiones y Jubilaciones	990,000		990,000
	A Personas	40,900		40,900
	Al Sector Privado	54,180,400		54,180,400
	Municipios	2,875,700		2,875,700
	Contribuciones a la Seguridad Social	16,342,300		16,342,300
	Al Sector Externo	361,600		361,600
	C.S.S. Impuestos de Cerveza / FEJUPEN		2,915,500	2,915,500
	C.S.S. Planilla Prestac. - Fondo Complementario	96,043,000		96,043,000
	C.S.S. 0.8% Salarios Básicos		28,463,000	28,463,000
	Impuesto de Licores		3,686,000	3,686,000
	I.D.A.A.N.		3,000,000	3,000,000
	C.S.S. FEJUPEN - Aporte Gob. Central		2,915,500	2,915,500
	Al Gobierno Central	8,915,600		8,915,600
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	2,414,300		2,414,300
	A Personas	1,564,500		1,564,500
	Becas de Estudio	500		500
	Contribuciones a la Seguridad Social	490,700		490,700
	Al Sector Externo	358,600		358,600
14	MINISTERIO DE VIVIENDA	885,200		885,200
	Contribuciones a la Seguridad Social	884,300		884,300
	Al Sector Externo	900		900

16	MINISTERIO DE ECONOMIA Y FINANZAS	4,452,300	5,812,900	10,265,200
	Becas de Estudio	33,900		33,900
	Al Sector Privado	5,000		5,000
	Contribuciones a la Seguridad Social	3,053,800		3,053,800
	Al Sector Externo	1,339,600		1,339,600
	Autoridad Nacional del Ambiente (ANAM)		4,708,100	4,708,100
	Comision de Nacional de Valores		702,800	702,800
	Consejo de Administración del SIACAP		402,000	402,000
	Consejo provincial de Coordinación	20,000		20,000
21	MIN. DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FLIA.	4,726,500		4,726,500
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	172,800		172,800
	Becas de Estudio	1,200		1,200
	Al Sector Privado	3,394,900		3,394,900
	Contribuciones a la Seguridad Social	864,500		864,500
	Al Sector Externo	45,000		45,000
	Cruz Roja Panameña	246,000		246,000
30	ORGANO JUDICIAL	4,027,269		4,027,269
	Pensiones y Jubilaciones	229,400		229,400
	Becas de Estudio	330,300		330,300
	Contribuciones a la Seguridad Social	3,467,569		3,467,569
35	MINISTERIO PUBLICO	3,844,808		3,844,808
	Pensiones y Jubilaciones	700,200		700,200
	A Personas	900		900
	Becas de Estudio	5,900		5,900
	Contribuciones a la Seguridad Social	3,115,508		3,115,508
	Al Sector Externo	22,300		22,300
40	TRIBUNAL ELECTORAL	10,142,600		10,142,600
	Pensiones y Jubilaciones	41,100		41,100
	Becas de Estudio	106,800		106,800
	Al Sector Privado	8,679,600		8,679,600
	Contribuciones a la Seguridad Social	1,295,100		1,295,100
	Créditos Reconocidos por Transferencias Corrientes	20,000		20,000
45	OTROS GASTOS DE LA ADMINISTRACION	1,393,182		1,393,182
	Becas de Estudio	17,000		17,000
	Municipios	242,000		242,000
	Contribuciones a la Seguridad Social	1,134,182		1,134,182

TRANSFERENCIA DE CAPITAL

ARTICULO 27. Apruébase las transferencias de capital de acuerdo al siguientes detalle:

Cod.	INSTITUCION DESTINO		MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL		61,901,100
07	MINISTERIO DE EDUCACION		3,277,500
		INDE	782,500
		UNIV. DE PANAMA	1,950,000
		INAC	215,000
		UNIV. TECNOLOGICA	280,000
		UDELAS	50,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS		6,000,000
		AMPYME	5,000,000
		IPAT	1,000,000
10	MINISTERIO DE DESARROLLO AGROPECUARIO		2,192,500
		IDIAP	930,000
		BDA	1,262,500
12	MINISTERIO DE SALUD		46,181,700
		IDAAN	46,181,700
16	MINISTERIO DE ECONOMIA Y FINANZAS		4,249,400
		ANAM	4,249,400

CAPITULO XXII

FONDO LEY DE SEGURO EDUCATIVO

ARTICULO 28. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971 reformado por las Leyes 24 de 21 de julio de 1980 y 18 de 29 de septiembre de 1982, 13 de 28 de julio de 1987 y No. 16 de 29 de noviembre de 1987, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para 2003 según el siguiente detalle.

Cod.	INSTITUCION DESTINO	MONTO
	TOTAL INGRESOS AUTORIZADOS	86,020,000
	FONDO DE SEGURO EDUCATIVO	86,020,000
	Ingresos Tributarios	86,020,000

Ingresos Directos	**86,020,000**
Ingresos Directos	**86,020,000**
MINISTERIO DE EDUCACION	31,698,000
T. V. Educativa	3,768,000
Educación Agropecuaria	4,082,000
Fondo Exon. de Matrícula	23,220,000
Capacitación Gremial Docente	628,000
MINISTERIO DE TRABAJO Y DESARROLLÓ LABORAL	5,024,000
Educación Sindical	3,140,000
Capacitación y educ. continua - Sector Privado	1,884,000
IFARHU	36,424,000
Gastos de Funcionamiento	29,931,450
Gastos de Inversión	6,492,550
INSTITUTO NAL. DE FORMACIÓN PROFESIONAL	9,734,000
Programa Regulares	8,792,000
Formacion Dual	942,000
INSTITUTO PANAMENO AUTONOMO COOPERATIVO	3,140,000
Gastos de Funcionamiento	**3,140,000**

TITULO III

PRESUPUESTO DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPITULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTICULO 29. Apruébanse los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2003 cuyos resúmenes de Ingresos y Gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	1,526,476,218	102,340,032	1,628,816,250	1,364,320,450	264,495,800	1,628,816,250
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,842,700	5,243,000	7,085,700	1,501,500	5,584,200	7,085,700
AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE	13,608,100	140,000	13,748,100	13,543,300	204,800	13,748,100
AUTORIDAD DE LA REGION INTEROCEANICA	11,795,368	79,949,132	91,744,500	37,402,600	54,341,900	91,744,500
ENTE REGULADOR DE LOS SERVICIOS PUBLICOS	6,730,600	0	6,730,600	5,639,800	1,090,800	6,730,600
AUTORIDAD NACIONAL DEL AMBIENTE	7,924,500	11,847,500	19,772,000	7,382,200	12,389,800	19,772,000
CAJA DE SEGURO SOCIAL	1,222,953,800	0	1,222,953,800	1,066,212,200	156,741,600	1,222,953,800
COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	3,337,100	0	3,337,100	3,337,100		3,337,100
CONSEJO DE ADMINISTRACION DEL SIACAP	402,000	0	402,000	402,000		402,000
DEFENSORIA DEL PUEBLO	2,325,900	0	2,325,900	2,325,900		2,325,900
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	39,657,400	0	39,657,400	25,548,400	14,109,000	39,657,400
INST. DE INVESTIGACIONES AGROPECUARIAS	4,864,600	1,005,000	5,869,600	4,767,500	1,102,100	5,869,600
INSTITUTO NACIONAL DE CULTURA	5,951,700	440,000	6,391,700	5,950,700	441,000	6,391,700
INSTITUTO NACIONAL DE DEPORTES	5,433,300	782,500	6,215,800	5,366,600	849,200	6,215,800
INSTITUTO NACIONAL DE FORMACION PROFESIONAL	7,970,900	0	7,970,900	7,166,600	804,300	7,970,900
INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	11,462,700	652,900	12,115,600	11,887,000	228,600	12,115,600
INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO	3,252,250	0	3,252,250	3,250,450	1,800	3,252,250
INSTITUTO PANAMEÑO DE TURISMO	21,067,600	0	21,067,600	9,738,600	11,329,000	21,067,600
REGISTRO PUBLICO DE PANAMA	17,270,600	0	17,270,600	16,443,800	826,800	17,270,600
UNIVERSIDAD AUTONOMA DE CHIRIQUI	10,440,700	0	10,440,700	10,360,700	80,000	10,440,700
UNIVERSIDAD DE PANAMA	98,753,400	1,950,000	100,703,400	97,099,000	3,604,400	100,703,400
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	1,922,200	50,000	1,972,200	1,922,200	50,000	1,972,200
UNIVERSIDAD TECNOLOGICA DE PANAMA	27,268,200	280,000	27,548,200	26,831,700	716,500	27,548,200
ZONA FRANCA DE BARU	240,600	0	240,600	240,600		240,600

ARTICULO 30. Apruébanse los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2003 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACION	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**580,117,450**	**738,472,800**	**42,236,400**	**3,493,800**	**1,364,320,450**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,381,100	120,400	0	0	1,501,500
AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE	5,681,100	564,200	7,298,000	0	13,543,300
AUTORIDAD DE LA REGION INTEROCEANICA	13,872,900	1,560,700	18,806,500	3,162,500	37,402,600
ENTE REGULADOR DE LOS SERVICIOS PUBLICOS	4,839,500	800,300	0	0	5,639,800
AUTORIDAD NACIONAL DEL AMBIENTE	6,312,100	932,000	0	138,100	7,382,200
CAJA DE SEGURO SOCIAL	370,874,000	695,242,600	0	95,600	1,066,212,200
COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	3,061,200	275,900	0	0	3,337,100
CONSEJO DE ADMINISTRACION DEL SIACAP	375,000	27,000	0	0	402,000
DEFENSORIA DEL PUEBLO	2,119,000	206,900	0	0	2,325,900
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	5,973,600	19,574,800	0	0	25,548,400
INST. DE INVESTIGACIONES AGROPECUARIAS	3,730,100	1,030,400	0	7,000	4,767,500
INSTITUTO NACIONAL DE CULTURA	5,231,400	714,700	0	4,600	5,950,700
INSTITUTO NACIONAL DE DEPORTES	4,264,800	1,098,300	0	3,500	5,366,600
INSTITUTO NACIONAL DE FORMACION PROFESIONAL	6,579,200	587,200	0	200	7,166,600
INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	10,740,100	1,146,100	0	800	11,887,000
INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO	2,971,250	279,000	0	200	3,250,450
INSTITUTO PANAMEÑO DE TURISMO	5,541,700	601,900	3,545,000	50,000	9,738,600
REGISTRO PUBLICO DE PANAMA	3,505,500	351,400	12,586,900	0	16,443,800
UNIVERSIDAD AUTONOMA DE CHIRIQUI	9,323,300	1,037,400	0	0	10,360,700
UNIVERSIDAD DE PANAMA	87,968,700	9,114,300	0	16,000	97,099,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	1,684,900	237,300	0	0	1,922,200
UNIVERSIDAD TECNOLOGICA DE PANAMA	23,866,200	2,950,200	0	15,300	26,831,700
ZONA FRANCA DE BARU	220,800	19,800	0	0	240,600

ARTICULO 31. Apruébanse los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2003 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	252,315,400	1,870,600	2,274,600	8,035,200	264,495,800
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	5,243,000	341,200	0	0	5,584,200
AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE	204,800	0	0	0	204,800
AUTORIDAD DE LA REGION INTEROCEANICA	48,393,800	0	2,049,600	3,898,500	54,341,900
ENTE REGULADOR DE LOS SERVICIOS PUBLICOS	1,090,800	0	0	0	1,090,800
AUTORIDAD NACIONAL DEL AMBIENTE	12,005,800	0	0	384,000	12,389,800
CAJA DE SEGURO SOCIAL	154,026,400	0	0	2,715,200	156,741,600
COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	0	0	0	0	0
CONSEJO DE ADMINISTRACION DEL SIACAP	0	0	0	0	0
DEFENSORIA DEL PUEBLO	0	0	0	0	0
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	14,104,000	0	0	5,000	14,109,000
INST. DE INVESTIGACIONES AGROPECUARIAS	1,005,000	0	0	97,100	1,102,100
INSTITUTO NACIONAL DE CULTURA	440,000	0	0	1,000	441,000
INSTITUTO NACIONAL DE DEPORTES	782,500	0	0	66,700	849,200
INSTITUTO NACIONAL DE FORMACION PROFESIONAL	796,600	5,000	0	2,700	804,300
INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	159,900	60,500	0	8,200	228,600
INSTITUTO PANAMEÑO AUTONOMO COOPERATIVO	0	0	0	1,800	1,800
INSTITUTO PANAMEÑO DE TURISMO	10,956,000	0	225,000	148,000	11,329,000
REGISTRO PUBLICO DE PANAMA	826,800	0	0	0	826,800
UNIVERSIDAD AUTONOMA DE CHIRIQUI	0	80,000	0	0	80,000
UNIVERSIDAD DE PANAMA	1,950,000	1,159,900	0	494,500	3,604,400
UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	50,000	0	0	0	50,000
UNIVERSIDAD TECNOLOGICA DE PANAMA	280,000	224,000	0	212,500	716,500
ZONA FRANCA DE BARU	0	0	0	0	0

CAPITULO II

1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Incrementar y Orientar la Oferta de capacitación profesional, asistencia técnica y racionalizar los recursos.

Armonizar criterios y facilitar sinergia en lo que respecta al campo de acción en la definición y focalización sobre las MiPyMes.

Facilitar a la Micro, Pequeña y Mediana Empresa de los recursos para su óptimo desarrollo sostenido.

Incrementar la presencia nacional de AMPYME.

Determinar las ventajas comparativas de mercados y productos para facilitar el desarrollo de actividades económicas y nichos de mercado con rápido desarrollo.

Motivar a las nuevas generaciones, a ser independientes y que incursionen como empresarios.

Incrementar la dotación de tecnología instrumental y de manejo para sistematizar, consolidar, simplificar y agilizar la documentación y pasos requeridos para la inscripción y operación de las MiPyMes.

Facilitar la transición de las empresas y trabajadores de actividades de baja productividad, rentabilidad y potencial hacia actividades de rápido crecimiento y la inserción de sus productos en los mercados internacionales.

METAS:

Ejecutar los programas diseñados para la Capacitación.

Diseñar el Programa de Asistencia Técnica del Fondo de Garantía.

Diseñar estrategias para la promoción de servicios de desarrollo empresarial.

Promover acciones coordinadas de todas las instituciones (públicas y privadas) que facilitan el desarrollo del sector MiPyMes en forma sistémica.

Mejorar la oferta financiera para la creación de nuevas empresas, con énfasis en el interior del país y la región interoceánica, para entre otros, disminuir la emigración campo - ciudad, generar ingreso regional y mejorar la equidad.

Establecer nuevas aperturas de unidades operativas en distintas áreas del territorio nacional, que permitan incrementar el apoyo de la institución a nivel nacional.

Procurar nuevos enlaces o alianzas estratégicas con diferentes gremios, institutos educativos, etc., que permitan fortalecer la micro, pequeña y mediana empresa

Fortalecimiento de programas de capacitación especificos por segmentos y características particulares de la demanda.

Diseñar un sistema de información de fácil acceso, que provea información relevante a los empresarios y contribuya al desarrollo de la cultura empresarial.

Promover MiPyMes en un marco de competencia, competitividad y libertad de mercado, conservación del medio ambiente y Producción Limpia.

POLITICAS INSTITUCIONALES:

Fomentar el desarrollo de la micro, pequeña y mediana empresa, mediante la ejecución de la política nacional de estímulo y fortalecimiento del sector, para contribuir con la generación de empleos productivos, el crecimiento económico del país y una mejor distribución del ingreso nacional.

ARTICULO 32. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2003:

Ingresos Totales	7,085,700
Menos: Aumento de Reservas	
Ingresos Disponibles	7,085,700
Gastos	7,085,700

ARTICULO 33. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.02.0.0.0.0.00	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	7,085,700
1.02.1.0.0.0.00	INGRESOS CORRIENTES	1,842,700
1.02.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,842,700
1.02.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,842,700
1.02.1.2.3.1.00	GOBIERNO CENTRAL	1,842,700
1.02.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	1,842,700
1.02.2.0.0.0.00	INGRESOS DE CAPITAL	5,243,000
1.02.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	5,243,000
1.02.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	5,243,000
1.02.2.3.2.1.00	GOBIERNO CENTRAL	5,000,000
1.02.2.3.2.1.08	TRANSFERENCIA CAPITAL MICI.	5,000,000
1.02.2.3.2.8.00	SECTOR EXTERNO	243,000
1.02.2.3.2.8.02	DONACION FOMIN-BID - AMPYME	243,000

ARTICULO 34. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		1,722,300
Transferencias Corrientes y Aporte al Fisco		120,400
Transferencias Corrientes	120,400	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		1,842,700
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Garantías		2,500,000
Capacitación		1,500,000
Asistencia Técnica		943,000
Convenio BID-AMPYME		300,000
TOTAL DE GASTOS DE INVERSION		5,243,000
TOTAL DE PRESUPUESTO DE GASTOS		7,085,700

CAPITULO III

1.03 AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Concluir un Programa de Fortalecimiento Institucional en todas las áreas de competencia de la Autoridad del Tránsito y Transporte Terrestre, con el propósito de que se identifiquen las áreas que deben ser reforzadas tanto en la organización y demás aspectos de funcionamiento y operación de la Autoridad y se recomienden las alternativas más convenientes para que la institución logre los objetivos definidos por la Ley que crea la Autoridad.

Mejorar la medición, pesaje y control de circulación de los vehículos de carga, mediante la optimización del servicio en las estaciones de pesos y dimensiones en todo el país.

Mejorar el servicio de transporte público, a través de la supervisión y control de la operación y condición del sector transporte aumentando su eficiencia por medio de mejores prácticas, procurando transformarlo en operativa y financieramente en empresas eficientes.

Mejorar el servicio del transporte público en los centros urbanos del interior, de forma tal que le permita a los usuarios contar con un mejor nivel de servicio al menor costo posible.

METAS:

Recuperar las cuentas por cobrar atendiendo 54,000 casos anuales de la cartera corriente y 18,420 casos de la cuenta morosa.

Elaborar un diagnóstico y recomendar mejoras para el transporte público de pasajeros en los centros urbanos del interior de la Republica.

Fortalecer la estación de pesaje de Gualaca, poner en funcionamiento la estación de pesaje de El Roble de Aguadulce y preparar planos y especificación de la Estación de pesas en Colón.

Diseñar y ejecutar un programa de fortalecimiento para los operadores de transporte público.

POLITICAS INSTITUCIONALES:

Implementar políticas de cobros para la cartera morosa y corriente.

Modernizar el Sistema de cobros y recaudación de los servicios que presta la institución.

Buscar fuentes alternas de financiamiento tales como: cooperaciones técnicas, fondos no reembolsable, fondos del Gobierno Central, Banco Mundial y Banco Interamericano de Desarrollo.

Mejorar la operación del transporte público al disminuir el tiempo recorrido y proporcionar comodidad al usuario.

Implementar la Ley de Moratoria una vez al año a fin de disminuir la morosidad.

Seguimiento, evaluación y control de los programas y proyectos presupuestados por la Autoridad.

ARTICULO 35. *Para el cumplimiento de los objetivos y de las políticas descritas anteriormente* apruébese el presupuesto de la AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2003:

Ingresos Totales	16,528,700
Menos: Aumento de Reservas	2,780,600
Ingresos Disponibles	13,748,100
Gastos	13,748,100

ARTICULO 36. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.03.0.0.0.0.00	AUTORIDAD DEL TRANSITO Y TRANSPORTE TERRESTRE	16,528,700
1.03.1.0.0.0.00	INGRESOS CORRIENTES	16,388,700
1.03.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	16,388,700
1.03.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	800,000
1.03.1.2.3.7.00	SECTOR PRIVADO	800,000
1.03.1.2.3.7.08	1% APORTE DE ASEGURADORAS	800,000

1.03.1.2.4.0.00	TASAS Y DERECHOS	4,421,700
1.03.1.2.4.1.00	DERECHOS	2,321,700
1.03.1.2.4.1.55	LICENCIA PARA CONDUCTOR DE VEHICULO TERRESTRE	2,321,700
1.03.1.2.4.2.00	TASAS	2,100,000
1.03.1.2.4.2.09	REVISION DE VEHICULOS	2,100,000
1.03.1.2.6.0.00	INGRESOS VARIOS	11,167,000
1.03.1.2.6.0.14	MULTAS DE TRANSITO	9,087,900
1.03.1.2.6.0.25	COLISIONES	752,700
1.03.1.2.6.0.99	OTROS INGRESOS VARIOS	1,326,400
1.03.2.0.0.0.00	INGRESOS DE CAPITAL	140,000
1.03.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	140,000
1.03.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	140,000
1.03.2.3.2.8.00	SECTOR EXTERNO	140,000
1.03.2.3.2.8.07	DONACION BID-ATTT	140,000

ARTICULO 37. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor	
Gastos de Operación		5,681,100
Transferencias Corrientes y Aporte al Fisco		7,862,200
Transferencias Corrientes	564,200	
Aporte al Fisco	7,298,000	
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		13,543,300
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Fortalecimiento Institucional		204,800
TOTAL DE GASTOS DE INVERSION		204,800
TOTAL DE PRESUPUESTO DE GASTOS		13,748,100

CAPITULO IV

1.05 AUTORIDAD DE LA REGIÓN INTEROCEANICA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Mantener el desarrollo económico, social, urbano, sostenible de las áreas revertidas en compatibilidad con la operación del Canal, procurando la custodia y disposición de manera integral de los bienes revertidos puestos a su disposición para beneficio de la comunidad y las futuras generaciones de panameños.

Consolidar y ejecutar efectivamente un sin número de proyectos en trámite, así como conseguir nuevas inversiones con bases sólidas para su realización, hacia un desarrollo sostenible.

Coordinar con las instituciones correspondientes las actividades del programa de mejoramiento y desarrollo económico y social y la continuación del programa de organización y desarrollo de fincas agroforestales sostenibles (FAS) en las áreas revertidas, intensificación de las actividades de gestión comunitaria en los asentamientos humanos instalados en las áreas revertidas.

METAS:

Concretar la ejecución de la primera etapa del Programa de Viviendas de interés social, desarrollando la infraestructura básica y equipamiento urbano, tales como agua, electricidad, disposición de aguas servidas.

Fomentar la generación de empleos y la actividad económica, mediante la creación de puestos de trabajos en las áreas revertidas a través de la ejecución de los proyectos que se desarrollan en el sector turismo, industria, transporte, comercio, marítimo y reforestación.

Continuar con el Programa de organización y desarrollo de Fincas Agroforestales dando seguimiento a las 15 fincas existentes, cubriendo un total de 234 parcelas individuales. De igual forma se implementará en estas fincas el Sistema de Transferencia de Tecnología "Campesino a Campesino".

Desarrollar estrategias y conceptos modernos de promoción a fin de posesionar nuestros productos dentro de los nichos de mercados internacionales, participando en ferias y eventos internacionales para promover los mega proyectos, tales como: Howard y Sherman.

POLITICAS INSTITUCIONALES:

Implementar una base de datos ORACLE integrada de los bienes revertidos incluyendo mejoras y tierras con el propósito, entre otras cosas, de actualizar el inventario de activos y elaborar un catastro de las áreas revertidas que permita aprovechar al máximo los espacios urbanos libres.

Capacitar a los funcionarios a fin de actualizar sus conocimientos y técnicas requeridas, así como desarrollar o modificar sus actitudes o comportamientos.

Reemplazar la base cartográfica actual por la elaborada conjuntamente con la Autoridad del Canal de Panamá, mediante la digitalización de ortofotografías de gran precisión.

ARTICULO 38. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la AUTORIDAD DE LA REGIÓN INTEROCEANICA para la vigencia fiscal de 2003:

Ingresos	91,744,500
Menos: Aumento de Reservas	
Ingresos Disponibles	91,744,500
Gastos	91,744,500

ARTICULO 39. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.05.0.0.0.0.00	AUTORIDAD DE LA REGION INTEROCEANICA	91,744,500
1.05.1.0.0.0.00	INGRESOS CORRIENTES	11,795,368
1.05.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	11,795,368
1.05.1.2.1.0.00	RENTA DE ACTIVOS	2,153,209
1.05.1.2.1.1.00	ARRENDAMIENTOS	1,903,209
1.05.1.2.1.1.01	ARRENDAMIENTOS	1,903,209
1.05.1.2.1.3.00	INGRESO POR VENTA DE BIENES	250,000
1.05.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	250,000
1.05.1.2.4.0.00	TASAS Y DERECHOS	7,507,342
1.05.1.2.4.1.00	DERECHOS	7,507,342
1.05.1.2.4.1.46	CONCESIONES USO AREA REVERTIDA	7,507,342
1.05.1.2.6.0.00	INGRESOS VARIOS	2,134,817
1.05.1.2.6.0.99	OTROS INGRESOS VARIOS	2,134,817
1.05.2.0.0.0.00	INGRESOS DE CAPITAL	79,949,132
1.05.2.1.0.0.00	RECURSOS DEL PATRIMONIO	73,749,132
1.05.2.1.1.0.00	VENTA DE ACTIVOS	73,749,132
1.05.2.1.1.1.00	VENTA DE INMUEBLES	73,749,132
1.05.2.1.1.1.01	TERRENOS	46,437,673
1.05.2.1.1.1.02	EDIFICIOS	27,311,459
1.05.2.2.0.0.00	RECURSOS DEL CREDITO	6,200,000
1.05.2.2.1.0.00	CREDITO INTERNO	6,200,000
1.05.2.2.1.4.00	PRESTAMOS	6,200,000
1.05.2.2.1.4.06	BANCO NACIONAL DE PANAMA	6,200,000

ARTICULO 40. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		13,872,900
Transferencias Corrientes y Aporte al Fisco		20,367,200
Transferencias Corrientes	1,560,700	
Aporte al Fisco	18,806,500	
Servicio de la Deuda		7,061,000
TOTAL DE GASTOS DE FUNCIONAMIENTO		41,301,100

PRESUPUESTO DE INVERSIONES	
PROGRAMAS	
Adquisic. y Rehabil. de Areas Verdes	12,631,600
Fondo Fiduciario de Desarrollo Social	35,762,200
Transferencias de Capital	2,049,600
TOTAL DE GASTOS DE INVERSION	50,443,400
TOTAL DE PRESUPUESTO DE GASTOS	91,744,500

CAPITULO V
1.06 ENTE REGULADOR DE LOS SERVICIOS PUBLICOS

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Controlar, vigilar y verificar el cumplimiento de las leyes y reglamentos vigentes por parte de las empresas de servicios públicos de agua potable, telecomunicaciones, energía eléctrica, radio y televisión.

Verificar el cumplimiento de los niveles de calidad de los servicios en los aspectos técnicos, comerciales, legales y ambientales.

Verificar el cumplimiento de las metas de mejoramiento, la expansión de los servicios y el mantenimiento de las instalaciones.

Determinar criterios de eficiencia operativa y de gestión de los servicios públicos.

Garantizar la disponibilidad del espectro radioeléctrico y la existencia de la infraestructura adecuada para que se realicen las interconexiones y los accesos necesarios con los nuevos operadores.

Afrontar la competencia con una plataforma adecuada que garantice una apertura de mercado total para que la entrada de los nuevos operadores se de sin tramas de ninguna índole, debido a la finalización el 1 de enero del año 2003, de la exclusividad temporal para la prestación de los servicios básicos.

METAS:

Instalar y activar las estaciones de monitoreo de Isla Flamenco, Fuerte Davis y Cermeño y Caimitillo (Carretera del Valle de Antón) para completar así el Sistema Nacional de Administración y Control del Espectro Radioeléctrico.

Medir la ocupación del Espectro Radioeléctrico en la República de Panamá.

Implementar la Base de Datos de Interferencia por medio de la cual se podrá llevar una estadística de los casos de interferencia que se manejan en la oficina de Gestión y Fiscalización del Espectro Radioeléctrico.

Se espera recibir más operadores para los servicios básicos de telecomunicaciones que compitan en la próxima apertura del mercado de telecomunicaciones.

Inspección nocturna de 100,000 luminarias de las distribuidoras y 200 segmentos de alumbrado público a nivel nacional, para verificar si cumplen con los niveles de iluminación establecidos en la norma.

Representación del ERSP ante la Comisión Permanente del Reglamento de Instalaciones Eléctricas (RIE) adscrita a la Junta Técnica de Ingeniería y Arquitectura.

Inspección a los Centros de Operación de Red (COR) tanto de Unión Fenosa (Edemet-Edechi) como d e Elecktra, con respecto a la forma de registrar las interrupciones del servicio (Saifi -Saidi) ocurridas en sus sistemas de distribución eléctrica.

Seguimiento en el mercado eléctrico del cumplimiento de las Reglas Comerciales, la la Resolución sobre compraventa de Energía y/o potencia de las distribuidoras y a la Resolución de compraventa de energía y potencia de los grandes clientes.

POLITICAS INSTITUCIONALES

Brindar un servicio eficiente tanto a las empresas prestadoras de servicios público como al usuario.

Capacitar al personal, a fin de garantizar el nivel de ejecución y calidad requerida en el manejo de las regulaciones de los distintos sectores.

ARTICULO 41. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto del ENTE REGULADOR DE LOS SERVICIOS PUBLICOS para la vigencia fiscal de 2003:

Ingresos Totales	8,823,100
Menos: Aumento de Reservas	2,092,500
Ingresos Disponibles	6,730,600
Gastos	6,730,600

ARTICULO 42. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.06.0.0.0.0.00	ENTE REGULADOR DE LOS SERVICIOS PUBLICOS	8,823,100
1.06.1.0.0.0.00	INGRESOS CORRIENTES	8,823,100
1.06.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	8,823,100
1.06.1.2.4.0.00	TASAS Y DERECHOS	8,771,449
1.06.1.2.4.2.00	TASAS	8,771,449
1.06.1.2.4.2.49	TASA DE REGULACION DE LOS SERV.	8,771,449
1.06.1.2.6.0.00	INGRESOS VARIOS	51,651
1.06.1.2.6.0.99	OTROS INGRESOS VARIOS	51,651

ARTICULO 43. La estructura y asignación de presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		4,839,500
Transferencias Corrientes y Aporte al Fisco		800,300
Transferencias Corrientes	800,300	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		5,639,800

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Admón y Reg. de Los Serv. Públicos	1,090,800
TOTAL DE GASTOS DE INVERSION	1,090,800
TOTAL DE PRESUPUESTO DE GASTOS	6,730,600

CAPITULO VI

1.08 AUTORIDAD NACIONAL DEL AMBIENTE

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Propiciar y ejecutar el Plan Estratégico Participativo del Sistema Interinstitucional del Ambiente (SIA) y el Plan Operativo Participativo de la ANAM, como carta de navegación para todos los agentes involucrados en la gestión ambiental del país.

Contribuir a mejorar los estándares de la calidad ambiental a través de la elaboración de normas, reglamentos e instrumentos complementarios para la aplicación de la Ley 41 en ámbitos de mayor relevancia para la ANAM.

Consolidar el proceso de desarrollo de capacidades institucionales de ANAM para lograr el ordenamiento de la gestión ambiental integrada y participativa, a nivel nacional, regional y municipal.

Motivar la participación empresarial voluntaria y comprometida en la generación, ordenamiento y adopción de sistemas de producción más limpia, para reducir el impacto negativo de los actuales procesos de producción desarrollados por sectores productivos claves.

Contribuir con el desarrollo y promoción de la cultura y educación ambiental y la participación de la sociedad civil organizada en los diferentes ámbitos de la gestión ambiental.

Dirigir programas de protección, recuperación, administración y uso sostenible de los recursos naturales, en base a normas y procedimientos estandarizados, monitoreados por la Autoridad Nacional del Ambiente.

Propiciar y desarrollar alianzas estratégicas de cooperación técnica con organismos internacionales, nacionales, sector académico, comunidad científica y organizaciones no gubernamentales, comprometidos con la gestión ambiental del país.

METAS:

Desarrollo de un programa de sensibilización a los altos niveles de decisión del sector público, privado y sociedad civil.

Contratación de personal en puestos críticos en las Administraciones Regionales y nivel central.

Implementación del Plan de Capacitación de ANAM, que incluye aspectos de alta gerencia y negociación estratégica.

Aplicación de los nuevos procedimientos de formulación, seguimiento y evaluación de la cooperación técnica nacional e internacional.

Desarrollo de la Estrategia de Información y Comunicación Ambiental.

Continuar el apoyo a la Formación del Periodismo Ambiental.

Seguimiento a los sistemas de Control de Gestión, Sistema de Control de Proyectos y el Plan Operativo Participativo de ANAM.

POLITICAS INSTITUCIONALES:

Evaluar, mantener y /o recuperar, administrar la calidad y cantidad de los recursos hídricos para diferentes usos.

Manejo de residuos y sustancias peligrosas y no peligrosas.

Recopilar información ambiental provenientes de inventarios, sistemas en áreas protegidas, escalas, estado del ambiente, derecho a la información, entre otras.

Descentralización de la gestión ambiental, mediante la incorporación de nuevos modelos de administración en áreas silvestres protegidas.

Fomento a la producción limpia en la industria y en el medio rural mediante la aplicación de incentivos, económicos, certificación de procesos y productos, premios, acuerdos voluntarios, entre otros.

Reducción de la vulnerabilidad y adaptación al cambio climático.

Fortalecimiento del seguimiento y evaluación al cumplimiento de las exigencias de los proyectos aprobados en el Sistema de Evaluación de Impacto Ambiental.

ARTICULO 44. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2003:

Ingresos Totales	19,772,000
Menos: Aumento de Reservas	
Ingresos Disponibles	19,772,000
Gastos	19,772,000

ARTICULO 45. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.08.0.0.0.0.00	AUTORIDAD NACIONAL DEL AMBIENTE	19,772,000
1.08.1.0.0.0.00	INGRESOS CORRIENTES	7,924,500

1.08.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	7,924,500
1.08.1.2.1.0.00	RENTA DE ACTIVOS	1,017,000
1.08.1.2.1.1.00	ARRENDAMIENTOS	299,000
1.08.1.2.1.1.01	ARRENDAMIENTOS	9,000
1.08.1.2.1.1.02	DE LOTES Y TIERRAS	250,000
1.08.1.2.1.1.04	DE VIVIENDAS	40,000
1.08.1.2.1.3.00	INGRESO POR VENTA DE BIENES	82,800
1.08.1.2.1.3.01	PRODUCTOS AGRICOLAS	82,800
1.08.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	635,200
1.08.1.2.1.4.30	ESTUDIOS AMBIENTALES	635,200
1.08.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	4,708,100
1.08.1.2.3.1.00	GOBIERNO CENTRAL	4,708,100
1.08.1.2.3.1.15	MINISTERIO DE ECONOMIA Y FINANZAS	4,708,100
1.08.1.2.4.0.00	TASAS Y DERECHOS	2,109,000
1.08.1.2.4.1.00	DERECHOS	2,109,000
1.08.1.2.4.1.29	GUIAS Y EXTRACCION DE MADERA	1,560,500
1.08.1.2.4.1.36	CONCESIONES Y ACTIVIDADES DE FL	31,600
1.08.1.2.4.1.45	CONCESIONES VARIAS	311,800
1.08.1.2.4.1.56	ACTIVIDADES AREAS PROTEGIDAS	205,100
1.08.1.2.6.0.00	INGRESOS VARIOS	90,400
1.08.1.2.6.0.99	OTROS INGRESOS VARIOS	90,400
1.08.2.0.0.0.00	INGRESOS DE CAPITAL	11,847,500
1.08.2.2.0.0.00	RECURSOS DEL CREDITO	1,649,800
1.08.2.2.2.0.00	CREDITO EXTERNO	1,649,800
1.08.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	1,649,800
1.08.2.2.2.1.33	B.I.D. - ANAM (Pn-0122)	1,200,000
1.08.2.2.2.1.60	BANCO MUNDIAL	449,800
1.08.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	10,197,700
1.08.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	10,197,700
1.08.2.3.2.1.00	GOBIERNO CENTRAL	4,249,400
1.08.2.3.2.1.15	MINISTERIO DE ECONOMIA Y FINANZAS	4,249,400
1.08.2.3.2.8.00	SECTOR EXTERNO	5,948,300
1.08.2.3.2.8.17	DONACIONES VARIAS	5,948,300

ARTICULO 46. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		6,312,100
Transferencias Corrientes y Aporte al Fisco		932,000
Transferencias Corrientes	932,000	
Aporte al Fisco		
Servicio de la Deuda		522,100
TOTAL DE GASTOS DE FUNCIONAMIENTO		7,766,200

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Investigación y Manejo de Rec. Naturales	3,232,400

Conservación y Desarrollo Sostenible	4,696,300
Fortalecimiento Institucional	4,077,100
TOTAL DE GASTOS DE INVERSION	12,005,800
TOTAL DE PRESUPUESTO DE GASTOS	19,772,000

CAPITULO VII

1.10 CAJA DE SEGURO SOCIAL

OBJETIVOS Y POLITICAS PARA 2003

OBJETIVOS:

Administrar y dirigir el régimen de la seguridad social, mediante la protección al trabajador y sus dependientes de los riesgos por enfermedad común, maternidad, invalidez, vejez, orfandad, auxilios funerales y riesgos profesionales dentro de las disposiciones que establece la legislación de la Caja de Seguro Social.

POLITICAS INSTITUCIONALES:

Servicios de Salud. Aumentar la cobertura que permita atender la demanda por servicios de salud y prestaciones sociales a todos los asegurados en el ámbito nacional. Evaluar y poner a disposición de los asegurados el cuadro básico de medicamentos.

Prestaciones y Pensiones. Brindar la protección necesaria al trabajador, mediante prestaciones en dinero por contingencias de enfermedad, maternidad, invalidez, vejez, muerte y riesgos profesionales.

Construcciones. Diseñar los planos y efectuar las construcciones de las instalaciones hospitalarias que permitirán brindar una mayor cobertura y un mejor servicio al asegurado.

ARTICULO 47. Para el cumplimiento de los objetivos y las políticas descritas anteriormente apruébese el presupuesto de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2003:

Ingresos Totales	1,222,953,800
Menos: Aumento de Reservas	
Ingresos Disponibles	1,222,953,800
Gastos	1,222,953,800

ARTICULO 48. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.10.0.0.0.0.00	CAJA DE SEGURO SOCIAL	1,222,953,800
1.10.1.0.0.0.00	INGRESOS CORRIENTES	1,081,438,800
1.10.1.1.0.0.00	INGRESOS TRIBUTARIOS	751,010,000
1.10.1.1.1.0.00	IMPUESTOS DIRECTOS	751,010,000

1.10.1.1.1.3.00	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	751,010,000
1.10.1.1.1.3.01	CUOTAS S.S. REGULAR Y ESPECIALES	701,957,000
1.10.1.1.1.3.02	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	49,053,000
1.10.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	177,453,800
1.10.1.2.1.0.00	RENTA DE ACTIVOS	1,700,000
1.10.1.2.1.1.00	ARRENDAMIENTOS	600,000
1.10.1.2.1.1.04	DE VIVIENDAS	600,000
1.10.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	1,100,000
1.10.1.2.1.4.10	PRIMA DE SEGUROS	1,100,000
1.10.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	37,980,000
1.10.1.2.3.1.00	GOBIERNO CENTRAL	37,980,000
1.10.1.2.3.1.12	MINISTERIO DE SALUD	37,980,000
1.10.1.2.6.0.00	INGRESOS VARIOS	137,773,800
1.10.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	3,950,000
1.10.1.2.6.0.10	*VIGENCIAS EXPIRADAS*	35,119,000
1.10.1.2.6.0.20	0.8% JUBILADOS Y PENSIONADOS	63,000
1.10.1.2.6.0.24	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	96,043,000
1.10.1.2.6.0.99	OTROS INGRESOS VARIOS	2,598,800
1.10.1.3.0.0.00	OTROS INGRESOS CORRIENTES	152,975,000
1.10.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	10,073,000
1.10.1.3.1.0.14	*A INTERMEDIARIOS FINANCIEROS*	3,388,000
1.10.1.3.1.0.17	A SECTOR PRIVADO	6,685,000
1.10.1.3.2.0.00	INT. Y COMISIONES GANADOS	141,660,000
1.10.1.3.2.0.14	INTERMEDIARIOS FINANCIEROS	49,335,000
1.10.1.3.2.0.21	POR GOBIERNO CENTRAL	92,325,000
1.10.1.3.3.0.00	CONTRIBUCION FONDOS DE PENSIONES	1,242,000
1.10.1.3.3.0.01	CAJA DE SEGURO SOCIAL JUBILADOS	750,000
1.10.1.3.3.0.03	FONDO DE RETIRO PRAA	492,000
1.10.2.0.0.0.00	INGRESOS DE CAPITAL	141,515,000
1.10.2.1.0.0.00	RECURSOS DEL PATRIMONIO	136,453,000
1.10.2.1.3.0.00	RECUPERACION DE PRESTAMOS	12,428,000
1.10.2.1.3.4.00	INTERMEDIARIOS FINANCIEROS	5,103,000
1.10.2.1.3.4.30	BANCO HIPOTECARIO NACIONAL	5,103,000
1.10.2.1.3.7.00	SECTOR PRIVADO	7,325,000
1.10.2.1.3.7.03	PRESTAMOS HIPOTECARIOS	7,325,000
1.10.2.1.4.0.00	RECUPERACION DE COLOCACIONES	124,025,000
1.10.2.1.4.1.00	GOBIERNO CENTRAL	74,025,000
1.10.2.1.4.1.01	VALORES PUBLICOS	74,025,000
1.10.2.1.4.4.00	INTERMEDIARIOS FINANCIEROS	50,000,000
1.10.2.1.4.4.01	MAXI BONOS-C. Ahorro	50,000,000
1.10.2.4.0.0.00	SALDO EN CAJA Y BANCO	5,062,000
1.10.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	5,062,000
1.10.2.4.2.0.01	SALDO DE CAPITAL	5,062,000

ARTICULO 49. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		370,874,000
Transferencias Corrientes y Aporte al Fisco		684,208,200
Transferencias Corrientes	684,208,200	

Aporte al Fisco	
Servicio de la Deuda	2,810,800
TOTAL DE GASTOS DE FUNCIONAMIENTO	1,068,927,400

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Remod.y Const. de Establecim. de Salud	5,930,000
Adquisición de Maquinaria y Equipos	12,547,000
Inversiones Financieras	135,549,400
TOTAL DE GASTOS DE INVERSION	154,026,400
TOTAL DE PRESUPUESTO DE GASTOS	1,222,953,800

CAPITULO VIII

1.14 COMISIÓN DE LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Divulgación y aplicación de las normas legales existentes que rigen la competencia y y asuntos del consumidor, tomando como base la Ley 29 del 1 de febrero de1996.

Promover la formación de una economía de libre mercado, el ejercicio de prácticas comerciales lícitas y el aumento del bienestar de los consumidores a través de la competencia.

Fortalecer la gestión de la CLICAC, como entidad gubemamental responsable de la regulación de la competencia y de defensa de los consumidores.

Promover el establecimiento de un ambiente económico, predominantemente competitivo.

Impulsar la formación de una nueva cultura de consumo, a través de la educación y divulgación de derechos y deberes a consumidores y proveedores.

Fortalecer los mecanismos de defensa de los consumidores, a través de la ejecución de las disposiciones de protección al consumidor, la coordinación interinstitucional, la descentralización y el apoyo a la organización en formación de asociaciones de consumidores.

Fortalecer la divulgación hacia el consumidor sobre las condiciones del mercado de manera tal, que le permita alternativas de mejor precio y calidad de los bienes.

OBJETIVOS ESPECIFICOS:

Promover y aplicar los mecanismos de competencia, proteger y defender los derechos de

de los consumidores.
Promoveer el surgimiento de nuevas barreras no arancelarias.

Promover la competencia en sectores que se caracterizaron como monopolios estatales y proponer medidas para contrarrestar que la regulación se transforme en instrumentos de protección de las empresas establecidas.

Eliminar barreras a las entradas, basadas en los registros y contratos en los sectores todavía protegidos.

Establecer mecanismos de suministros de información de precios y características técnicas de bienes de consumo final.

Contribuir a lograr una economía de libre mercado, en base a libre competencia y libre concurrencia.

Lograr la erradicación de las prácticas monopolísticas y la prevención del surgimiento de nuevas barreras.

Mejorar la información de precios, calidad y características del producto, el establecimiento de y la fiscalización de la aplicación de los deberes de los proveedores y el respeto a los derechos de los consumidores.

PRINCIPALES PROGRAMAS

1. Programa de Servicios Municipales de Atención al consumidor.
2. Apoyo a la formación de asociaciones de consumidores y a su participación en la toma de decisiones gubernamentales.
3. Programa de atención, orientación y educación al consumidor.
4. Programa de capacitación a docentes del sistema educativo nacional.
5. Programa de orientación y divulgación en ferias nacionales y otros eventos públicos.
6. Programa de fortalecimiento Institucional.

ARTICULO 50. Para el cumplimiento de los objetivos y las políticas descritas anteriormente apruébese el presupuesto de la COMISION DE LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR para la vigencia fiscal de 2003:

Ingresos Totales	3,337,100
Menos: Aumento de Reservas	
Ingresos Disponibles	3,337,100
Gastos	3,337,100

ARTICULO 51. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.14.0.0.0.0.00	COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	3,337,100
1.14.1.0.0.0.00	INGRESOS CORRIENTES	3,337,100
1.14.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,337,100
1.14.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,337,100
1.14.1.2.3.1.00	GOBIERNO CENTRAL	3,337,100
1.14.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	3,337,100

ARTICULO 52. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		3,061,200
Transferencias Corrientes y Aporte al Fisco		275,900
Transferencias Corrientes	275,900	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		3,337,100
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		3,337,100

CAPITULO IX

1.15 CONSEJO DE ADMINISTRACION DEL SIACAP

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Dar fe pública de las decisiones y acuerdos tomados por el Consejo de Administración.

Servir de enlace entre el Consejo de Administración y las entidades administradoras de inversiones y la entidad registradora - pagadora.

Expedir las resoluciones relativas al reconocimiento, rechazo modificaciones del beneficio adicional a que se refiere el artículo 10 de la Ley 8 de 6 de de febrero de 1997.

POLITICAS INSTITUCIONALES

Emitir los instructivos necesarios para el buen funcionamiento del SIACAP, impartir normas con carácter obligatorio para la entidad registradora pagadora y las entidades administradoras de inversiones.

Fiscalizar el funcionamiento y operaciones de la entidad registradora pagadora y de las entidades administradoras de inversiones.

ARTICULO 53. Para el cumplimiento de los objetivos y las políticas descritas anteriormente apruébese el presupuesto del CONSEJO DE ADMINISTRACION DEL SIACAP para la vigencia fiscal de 2003:

Ingresos Totales	402,000
Menos: Aumento de Reservas	
Ingresos Disponibles	402,000
Gastos	402,000

ARTICULO 54. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.15.0.0.0.0.00	CONSEJO DE ADMINISTRACION DEL SIACAP	402,000
1.15.1.0.0.0.00	INGRESOS CORRIENTES	402,000
1.15.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	402,000
1.15.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	402,000
1.15.1.2.3.1.00	GOBIERNO CENTRAL	402,000
1.15.1.2.3.1.15	MINISTERIO DE ECONOMIA Y FINANZAS	402,000

ARTICULO 55. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor	
Gastos de Operación		375,000
Transferencias Corrientes y Aporte al Fisco		27,000
Transferencias Corrientes	27,000	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		402,000
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		402,000

CAPITULO X

1.16 DEFENSORIA DEL PUEBLO

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Velar por la protección de los derechos y deberes individuales, morales y políticos consagrados en la Constitución Política de la República de Panamá.

Lograr el respeto y cumplimiento de los derechos y deberes consagrados en los convenios internacionales.

Promover la oportuna investigación, sobre una queja o actuación, para su esclarecimiento, y defender los derechos de las personas en cuanto a la educación, la salud, la vivienda, el trabajo, la seguridad.

Promover y divulgar los derechos humanos y políticos en la población, tanto los consignados en la Constitución Política de la República, como los previstos en los tratados, convenios y declaraciones internacionales.

METAS:

Establecer un programa de capacitación continua para los Oficiales de Derechos Humanos, asistentes y funcionarios de nivel medio.

Establecer un Convenio con ANAM y el Ministerio de Salud, para coadyuvar en la protección y conservación de la calidad de vida de la población y el ecosistema.

Garantizar el respeto de los derechos políticos de todos los ciudadanos, a través de la vigilancia y observación de los procesos electorales en todas sus etapas, hasta la consolidación de un sistema democrático, participativo y transparente.

Movilizar la sociedad civil a través de grupos de voluntarios en las áreas de Educación y Promoción de los Derechos Humanos, Mediación para la Solución Pacífica Pacífica Conflictos y Participación Ciudadana.

POLITICAS INSTITUCIONALES:

Rediseño de la estructura orgánica de puestos y salarios de acuerdo a los alcance definidos en el Plan Estratégicos Institucional.

Diseño de manuales de procesos y procedimiento institucionales y de instructivos para la optimización de los resultados de las actividades de las unidades.
desarrollan cada una de las unidades ejecutoras para mejorar la eficiencia de los funcionarios.

Actualización y ampliación del acervo bibliográfico de la Biblioteca Especializada en en textos y documentos sobre los Derechos Humanos.

Actualización tecnológica del departamento de Diseño Gráfico e Impresiones adecuándolo a las necesidades de producción de informes, revistas y textos que sirvan de insumo material a los programas de educación y capacitación.

ARTICULO 56. a el cumplimiento de los objetivos y las políticas descritas anteriormente apruébese el presupuesto de la DEFENSORIA DEL PUEBLO para la vigencia fiscal de 2003:

Ingresos Totales	2,325,900
Menos: Aumento de Reservas	
Ingresos Disponibles	2,325,900
Gastos	2,325,900

ARTICULO 57. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.16.0.0.0.0.00	DEFENSORIA DEL PUEBLO	2,325,900
1.16.1.0.0.0.00	INGRESOS CORRIENTES	2,325,900
1.16.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,325,900
1.16.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,325,900
1.16.1.2.3.1.00	GOBIERNO CENTRAL	2,325,900
1.16.1.2.3.1.01	ASAMBLEA LEGISLATIVA	2,325,900

ARTICULO 58. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO	Valor	
Gastos de Operación		2,119,000
Transferencias Corrientes y Aporte al Fisco		206,900
Transferencias Corrientes	206,900	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		2,325,900
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		2,325,900

CAPITULO XI

1.20. INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE RECURSOS HUMANOS

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Incrementar los préstamos y becas en la promoción y el desarrollo de las acciones que aseguren en el mercado nacional un adecuado equilibrio entre la oferta y la demanda de profesionales y técnicos de acuerdo al desarrollo económico y social del país.

Lograr el proceso de modernización institucional, dándole continuidad a la reestructuración administrativas, incrementar el proceso de automatización y continuar con la desburocratización de los procesos administrativos.

METAS:

Otorgar 20,776 becas a nivel nacional.

Colocar 1,712 préstamos a nivel nacional.

Construcción de la Agencia Regional en Panamá Oeste.

Adquisición de terreno para construir el Centro Estudiantil y Regional de Veraguas

Equipamiento de computadoras para los centro estudiantiles de Coclé, Chiriquí, Herrera, Darién, Los Santos y Veraguas.

POLITICAS INSTITUCIONALES:

Mejorar la organización interna de la Institución, buscando adecuar las funciones de la misma, a una gestión más ágil en relación a la operación de la Institución, y a la adjudicación, trámite y ejecución de las becas y préstamos.

Mejoramiento de la calidad de la administración, desburocratizando procesos y ofreciendo servicios de calidad.

Modernización Institucional en función de la política del Gobierno de desarrollo social con eficiencia económica.

Continuar con las acciones más efectivas en cuanto a la recuperación de los préstamos otorgados, mediante la utilización del Juzgado Ejecutor y estableciendo los mecanismos adecuados que permitan agilizar las gestiones de cobro.

Desarrollo de nuevos procesos administrativos y ampliación de la cobertura de los programas, especialmente asistencia educativa,(Becas de Estudios).

ARTICULO 59. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2003:

Ingresos Totales	50,636,100
Menos: Aumento de Reservas	10,978,700
Ingresos Disponibles	39,657,400
Gastos	39,657,400

ARTICULO 60 El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.20.0.0.0.0.00	IFARHU	50,636,100
1.20.1.0.0.0.00	INGRESOS CORRIENTES	43,084,650
1.20.1.1.0.0.00	INGRESOS TRIBUTARIOS	36,424,000
1.20.1.1.1.0.00	IMPUESTOS DIRECTOS	36,424,000
1.20.1.1.1.4.00	SEGURO EDUCATIVO	36,424,000
1.20.1.1.1.4.99	OTROS SEGURO EDUCATIVO	36,424,000
1.20.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,673,850
1.20.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	116,200
1.20.1.2.3.2.00	ENTIDADES DESCENTRALIZADAS	35,000

1.20.1.2.3.2.10	CAJA DE SEGURO SOCIAL	35,000
1.20.1.2.3.3.00	EMPRESAS PUBLICAS	81,200
1.20.1.2.3.3.82	LOTERIA NACIONAL DE BENEFICIENCIA	81,200
1.20.1.2.4.0.00	TASAS Y DERECHOS	542,500
1.20.1.2.4.2.00	TASAS	542,500
1.20.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRES	542,500
1.20.1.2.6.0.00	INGRESOS VARIOS	1,015,150
1.20.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	121,300
1.20.1.2.6.0.99	OTROS INGRESOS VARIOS	893,850
1.20.1.3.0.0.00	OTROS INGRESOS CORRIENTES	4,986,800
1.20.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	4,986,800
1.20.1.3.1.0.17	A SECTOR PRIVADO	4,986,800
1.20.2.0.0.0.00	INGRESOS DE CAPITAL	7,551,450
1.20.2.1.0.0.00	RECURSOS DEL PATRIMONIO	7,551,450
1.20.2.1.3.0.00	RECUPERACION DE PRESTAMOS	7,551,450
1.20.2.1.3.7.00	SECTOR PRIVADO	7,551,450
1.20.2.1.3.7.02	PRESTAMOS EDUCATIVOS	7,551,450

ARTICULO 61. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		5,973,600
Transferencias Corrientes y Aporte al Fisco		19,574,800
Transferencias Corrientes	19,574,800	
Aporte al Fisco		
Servicio de la Deuda		5,000
TOTAL DE GASTOS DE FUNCIONAMIENTO		25,553,400
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Crédito Educativo		13,744,000
Construcciones, Mej. y Equipamiento		360,000
TOTAL DE GASTOS DE INVERSIÓN		14,104,000
TOTAL DE PRESUPUESTO DE GASTOS		39,657,400

CAPITULO XII

1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Generar opciones agrotecnológicas que propicien el desarrollo sostenible de los sistemas de producción comercial de secado y riego, y la optimización de los factores de producción. Generar tecnologías de producción y alternativas adecuadas a las potencialidades y restricciones de los diversos tipos de pequeña agricultura.

Generar y transferir alternativas agrotecnológicas que contribuyan a elevar la competitividad y sostenibilidad de los sistemas de producción de leche y carne bovina.

Mantener actualizadas las regiones del MIDA, a través de la capacitación en temas tecnológicos productivos.

METAS:

Investigación Agrícola:

Realización de actividades en Granos Básicos (Arroz, maíz y frijol); en Frutales (Plátano, café y piña) en Raíces y Tallos Reservantes (Yuca, ñame, otoe y papa). En estos proyectos se incluyen las etapas de evaluación, control de plagas, validación y mejoramiento

En Hortalizas se realizarán actividades en los rubros de tomate, zapallo, melón, pimentón y sandía. Además, de las etapas mencionadas en los proyectos anteriores, se incluye en este proyecto la etapa de banco de germoplasma.

En Agroetoxicología se efectuarán actividades para evaluar el comportamiento en los ecosistemas agropecuarios de plagicidas en cultivos como el melón, maíz, arroz, hortalizas de tierras altas, etc.

En Biotecnología se ejecutarán actividades en conservación, embiogenesis, Micropropagación, aislamiento, caracterización y saneamiento en cultivos como ñame, otoe, yuca, camote, piña, etc.

Realización de actividades en Agroindustria que posibiliten el aprovechamiento agroindustrial en cultivos como el ñame, yuca, piña, melón.

Investigación Pecuaria:

Realización de actividades en ganado bovino de leche para incrementar la productividad y eficiencia del hato; entre las actividades se incluyen mejoramiento genético, evaluación, validación y otras. También, se realizarán actividades en Especies Forestales y Agroforestía.

Semillas:

Realización de actividades que incluyen la producción de semilla básica y certificada de tomate, pimentón y arroz; multiplicación de semillas de piña, yuca, poroto; híbridos de maíz; producción de semillas y leguminosas.

Socioeconomía:

Ejecución de actividades que incluyen la realización de estudios económicos y de adopción, estudios de competitividad de la cadena productiva en cultivos como el melón, caracterización de áreas geográficas, etc.

Productos y Servicios:

Realización de actividades que incluyen elaboración de publicaciones tales como: informes técnicos, metas de investigación, folletos, guías técnicas, revistas científicas y memoria anual. También, se llevarán a cabo eventos de capacitación con un aproximado de 7,000 participantes. Además, de dirigir la unidades productivos, laboratorios, unidades de semilla, las cuales aportan el 90% de los ingresos generados por el IDIAP.

POLITICAS INSTITUCIONALES:

Promover la generación de opciones técnicas agropecuarias para el sector, a través del uso adecuado de los factores de producción que contribuyan a que el productor obtenga resultados efectivos, mediante la aplicación eficaz de la tecnología.

ARTICULO 62. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente Apruébese el presupuesto del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS para la vigencia fiscal de 2003:

Ingresos Totales	5,869,600
Menos: Aumento de Reservas	
Ingresos Disponibles	5,869,600
Gastos	5,869,600

ARTICULO 63. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.25.0.0.0.0.00	INST. DE INVESTIGACIONES AGROPECUARIAS	5,869,600
1.25.1.0.0.0.00	INGRESOS CORRIENTES	4,864,600
1.25.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,864,600
1.25.1.2.1.0.00	RENTA DE ACTIVOS	500,000
1.25.1.2.1.3.00	INGRESO POR VENTA DE BIENES	500,000
1.25.1.2.1.3.01	PRODUCTOS AGRICOLAS	500,000
1.25.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	4,324,600
1.25.1.2.3.1.00	GOBIERNO CENTRAL	4,324,600
1.25.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	4,324,600
1.25.1.2.4.0.00	TASAS Y DERECHOS	40,000
1.25.1.2.4.1.00	DERECHOS	40,000
1.25.1.2.4.1.10	MATANZA	40,000
1.25.2.0.0.0.00	INGRESOS DE CAPITAL	1,005,000
1.25.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,005,000
1.25.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,005,000
1.25.2.3.2.1.00	GOBIERNO CENTRAL	930,000
1.25.2.3.2.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	930,000
1.25.2.3.2.8.00	SECTOR EXTERNO	75,000
1.25.2.3.2.8.08	DONACIONES VARIAS	75,000

ARTICULO 64. La estructura y asignación del presupuesto de gastos es la que a

continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		3,730,100
Transferencias Corrientes y Aporte al Fisco		1,030,400
Transferencias Corrientes	1,030,400	
Aporte al Fisco		
Servicio de la Deuda		104,100
TOTAL DE GASTOS DE FUNCIONAMIENTO		4,864,600

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Investigación Agropecuaria	900,000
Apoyo a la Investigación	105,000
TOTAL DE GASTOS DE INVERSION	1,005,000
TOTAL DE PRESUPUESTO DE GASTOS	5,869,600

CAPITULO XIII

1.30 INSTITUTO NACIONAL DE CULTURA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Promover, defender, salvaguardar, orientar y recuperar los valores culturales de la Nación Panameña.

Integrar las comunidades en los mecanismos de gestión cultural, convirtiéndolos en entes organizados y medios de autogestión.

Promover el desarrollo de Lineamientos de la Política Cultural del Estado.

METAS:

Ejecutar los programas, actividades y proyectos incluidos en el presupuesto 2002 y lograr un mínimo de ejecución del 90%, especialmente en los proyectos de inversión.

Obtener más rentabilidad de la Impresora La Nación y seguir con la conservación de de Bienes Patrimoniales.

POLITICAS INSTITUCIONALES:

Divulgar la cultura en las diferentes manifestaciones artísticas relacionada con la comunidad y la identidad nacional.

Mejorar la calidad de enseñanza e las escuelas de bellas artes a nivel nacional,

dotando a las mismas de recursos humanos y técnicos.
Implementar políticas culturales que permitan un desarrollo consono a la realidad actual para la infancia y la juventud.

Fomentar en las escuelas el gusto por el arte, la literatura y el folklore, logrando la participación de los educadores y educando en la ejecución de las actividades culturales.

Promover actividades culturales para desarrollar la creatividad y el espíritu lúcido.

Propiciar un programa nacional de conservación de los bienes muebles artísticos del estado y la iglesia católica como forma de proteger el patrimonio cultural.

ARTICULO 65. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2003:

Ingresos Totales	6,391,700
Menos: Aumento de Reservas	
Ingresos Disponibles	6,391,700
Gastos	6,391,700

ARTICULO 66. *El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:*

1.30.0.0.0.0.00	INSTITUTO NACIONAL DE CULTURA	6,391,700
1.30.1.0.0.0.00	INGRESOS CORRIENTES	5,951,700
1.30.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,951,700
1.30.1.2.1.0.00	RENTA DE ACTIVOS	350,000
1.30.1.2.1.1.00	ARRENDAMIENTOS	125,000
1.30.1.2.1.1.01	ARRENDAMIENTOS	125,000
1.30.1.2.1.3.00	INGRESO POR VENTA DE BIENES	75,000
1.30.1.2.1.3.10	IMPRESOS Y FORMULARIOS	75,000
1.30.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	150,000
1.30.1.2.1.4.99	OTROS SERV. AUTOGESTION	150,000
1.30.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,578,100
1.30.1.2.3.1.00	GOBIERNO CENTRAL	5,569,100
1.30.1.2.3.1.07	MINISTERIO DE EDUCACION	5,569,100
1.30.1.2.3.3.00	EMPRESAS PUBLICAS	9,000
1.30.1.2.3.3.82	LOTERIA NACIONAL DE BENEFICIENCIA	9,000
1.30.1.2.6.0.00	INGRESOS VARIOS	23,600
1.30.1.2.6.0.99	OTROS INGRESOS VARIOS	23,600
1.30.2.0.0.0.00	INGRESOS DE CAPITAL	440,000
1.30.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	440,000
1.30.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	440,000
1.30.2.3.2.1.00	GOBIERNO CENTRAL	215,000
1.30.2.3.2.1.07	MINISTERIO DE EDUCACION	215,000
1.30.2.3.2.2.00	INSTITUCIONES DESCENTRALIZADAS	225,000
1.30.2.3.2.2.45	INSTITUTO PANAMENO DE TURISMO	225,000

ARTICULO 67. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		5,231,400
Transferencias Corrientes y Aporte al Fisco		714,700
Transferencias Corrientes	714,700	
Aporte al Fisco		
Servicio de la Deuda		5,600
TOTAL DE GASTOS DE FUNCIONAMIENTO		5,951,700

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Mantenimiento, Restauraciones de Obras	440,000
TOTAL DE GASTOS DE INVERSION	440,000
TOTAL DE PRESUPUESTO DE GASTOS	6,391,700

CAPITULO XIV

1.35 INSTITUTO NACIONAL DE DEPORTES

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Contribuir a través del deporte y la recreación a la formación espiritual, corporal y mental del niño, mujer y hombre panameño, a fin de hacer seres humanos más completos en cuerpo y mente, que sirvan al desarrollo y crecimiento del país frente a los retos del 2003.

Orientar, fomentar, dirigir y coordinar las actividades deportivas en el territorio nacional.

Organizar los procedimientos de la Dirección Administrativa a través del SIAFPA. Mejoramiento de la imagen Institucional.

METAS:

Sistematizar y automatizar los departamentos de Presupuesto, Contabilidad, Compras y Tesorería.

Mejorar la atención y servicio prestados a los usuarios.

Programa de capacitación continua para los funcionarios.

Disminuir la alta morosidad acumuladas.

Aumentar en un 100% la capacitación deportiva en el área de cursos y seminarios.

Lograr el apoyo de técnicos internacionales en diversas disciplinas para enseñanzas de nuestros atletas.

Promover el desarrollo del deporte igualitario de hombres y mujeres, incentivando el deporte femenino.

POLITICAS INSTITUCIONALES:

Orientar, fomentar e incrementar la oferta de recursos para impulsar la organización y el desarrollo de actividades deportivas y recreativas a nivel nacional e internacional.

Desarrollar los lineamientos de políticas para lograr gradualmente la máxima participación de la población en la actividad deportiva organizada.

Desarrollar políticas de mejoramiento del prestigio del deporte panameño a nivel internacional, de fortalecimiento institucional y de manifestación del deporte.

ARTICULO 68. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del INSTITUTO NACIONAL DE DEPORTES para la vigencia fiscal de 2003:

Ingresos Totales	6,215,800
Menos: Aumento de Reservas	
Ingresos Disponibles	6,215,800
Gastos	6,215,800

ARTICULO 69. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.35.0.0.0.0.00	INSTITUTO NACIONAL DE DEPORTES	6,215,800
1.35.1.0.0.0.00	INGRESOS CORRIENTES	5,433,300
1.35.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,433,300
1.35.1.2.1.0.00	RENTA DE ACTIVOS	201,100
1.35.1.2.1.1.00	ARRENDAMIENTOS	141,100
1.35.1.2.1.1.01	ARRENDAMIENTOS	141,100
1.35.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	60,000
1.35.1.2.1.5.06	ESPECTACULOS PUBLICOS	60,000
1.35.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	5,116,700
1.35.1.2.3.1.00	GOBIERNO CENTRAL	5,066,700
1.35.1.2.3.1.07	MINISTERIO DE EDUCACION	5,066,700
1.35.1.2.3.3.00	EMPRESAS PUBLICAS	50,000
1.35.1.2.3.3.82	LOTERIA NACIONAL DE BENEFICIENCIA	50,000
1.35.1.2.4.0.00	TASAS Y DERECHOS	45,500
1.35.1.2.4.1.00	DERECHOS	45,500
1.35.1.2.4.1.22	COSECIONES-HOTELES-CENTROS DEP.	45,500
1.35.1.2.6.0.00	INGRESOS VARIOS	70,000
1.35.1.2.6.0.99	OTROS INGRESOS VARIOS	70,000

1.35.2.0.0.0.00	INGRESOS DE CAPITAL	782,500
1.35.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	782,500
1.35.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	782,500
1.35.2.3.2.1.00	GOBIERNO CENTRAL	782,500
1.35.2.3.2.1.07	MINISTERIO DE EDUCACION	782,500

ARTICULO 70. ***La estructura y asignación del presupuesto de gastos es la que a continuación se indica:***

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		4,264,800
Transferencias Corrientes y Aporte al Fisco		1,098,300
Transferencias Corrientes	1,098,300	
Aporte al Fisco		
Servicio de la Deuda		70,200
TOTAL DE GASTOS DE FUNCIONAMIENTO		5,433,300

PRESUPUESTO DE INVERSIONES

PROGRAMAS	
Construcciones y Mejoras	782,500
TOTAL DE GASTOS DE INVERSION	782,500
TOTAL DE PRESUPUESTO DE GASTOS	6,215,800

CAPITULO XV

1.37 INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Evaluar y adecuar la estructura curricular de los programas, recursos técnicos docentes, metodología, material didáctico, infraestructura, materiales, herramientas y equipos; y que los mismos sean pertinentes a las necesidades del Mercado de Trabajo, elevando la eficiencia y la productividad acorde a los Planes de Desarrollo del Gobierno Nacional.

Elevar la eficiencia institucional como medio para lograr un crecimiento sostenido que permita hacerle frente a los requerimientos del desarrollo social y económico del país

Continuar con el proceso de mejoras de Centros de Formación Profesional, lo cual incluye: construcción, remodelación y habilitación de salas de tecnología y talleres, mejoras a la infraestructura general y de acceso, adquisición de equipos, herramientas y materiales didácticos.

Seleccionar nuevas áreas formativas y geográficas para la determinación de la demanda de acciones formativas futuras en el sector productivo y la demanda social.

Elaborar programas de capacitación dirigidos a aumentar la participación de la población pobre en particular, la de los grupos más vulnerables (discapacitados, mujeres y desempleados).

METAS:

Area de Inversión:

Equipamiento de los Centros de Formación Profesional y los Talleres a nivel nacional.

Construcción y mejoras a obras e infraestructura a nivel nacional.

Area de Acciones Formativas:

Actualizar los Programas de Formación Profesional acorde con las demandas reales del mercado y los avances tecnológicos.

Continuar con la actualización de instructores de acuerdo a las nuevas Políticas y Metodologia.

Elaborar perfiles ocupacionales de nuevos oficios priorizados por los estudios de determinación de necesidades.

Reconversión de instructores a programadores.

Desarrollar un plan de capacitación y formación profesional en atención a las necesidades de las áreas revertidas.

Continuar con el análisis, evaluación y modernización de programas, curricular, recursos técnicos docentes, metodología y recursos.

Fortalecer el programa de seguimiento y control de los egresados y acciones de formación profesional.

Continuar con la elaboración de perfiles e instrumentos de Certificación Ocupacional, basadas en normas de competencia laboral.

Modernización de los planes programas de currícula de la modalidad de F.A.D.

Confeccionar un Catálogo de Cursos, con la información necesaria que oriente y motive al usuario.

Diversificación y ampliación geográfica del Programa de Formación Profesional DUAL, en cantidad y calidad.

Incrementar la participación de la mujer en programas de formación, en oficios no Tradicionales.

Area Administrativa:

Avanzar en el proceso de desarrollo y actualización de la Estructura Orgánica, y la descentralización del Sistema de Formación Profesional.

Continuar con el proceso de modernización de Leyes, Reglamentos y Procedimientos.

Capacitación del personal administrativo en la modernización del sistema, en aspectos tales como: Administrativos, Formativos y Tecnológicos.

Modernización del Sistema de Informática y de la inserción del Sistema de Formación Profesional en las Redes de Informática especializada.

Modernización del Sistema de Relaciones Públicas y Mercadotecnia.

Formular y ejecutar programas de divulgación y promoción para la comunidad, las empresas y los usuarios.

Area de Cooperación y Asistencia Técnica Nacional e Internacional:

Revisión y actualización de proyectos y convenios de cooperación.

Promover y desarrollar programas de cooperación y gestionar alianzas estratégicas con el gobierno, los sectores productivos y la sociedad civil.

POLÍTICAS INSTITUCIONALES:

Lograr la introducción del componente de género, en los programas de Capacitación y formación profesional, para garantizar la mano de obra mixta, productiva y eficiente, requerida por el mercado laboral.

Fortalecer nuestra oferta formativa, introduciendo al diseño curricular las acciones Formativas, módulos de conservación del Medio Ambiente.

Dinamizar los mecanismos de coordinación del Sistema Nacional de Formación Profesional.

Alcanzar en un corto plazo la actualización, modernización, evaluación y seguimiento de los planes, programas y proyectos elaborados por la institución.

Mejorar integralmente el recurso humano de la institución, aumentando su productividad y eficiencia.

Establecer sistemas de apoyo al egresado, con la finalidad de ubicarlo en un puesto de trabajo, orientarlo hacia la micro y pequeña empresa o hacia la autogestión por medio de la orientación hacia fuentes de financiamiento.

Fortalecer el proceso de Descentralización de acuerdo al tipo de información y gestión de lo centros de Formación Profesional.

Fortalecer y ampliar la cooperación técnica con gremios empresariales, entidades estatales, ONG's, trabajadores organizados y sector educativo a nivel nacional, así también con agencias oficiales de países amigos e instituciones homólogas, en el plan internacional.

Preparar integralmente al participante con los conocimientos y tecnologías requeridas por el mercado laboral, aumentando su productividad y eficiencia, sin descuidar los principios éticos y morales.

ARTICULO 71. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL para la vigencia fiscal de 2003:

Ingresos Totales	9,884,000
Menos: Aumento de Reservas	1,913,100
Ingresos Disponibles	7,970,900
Gastos	7,970,900

ARTICULO 72. El detalle del presupuesto de ingresos aprobado en l artículo anterior es el que a continuación se indica:

1.37.0.0.0.0.00	INSTITUTO NAL. DE FORMACION PROFESIONAL	9,884,000
1.37.1.0.0.0.00	INGRESOS CORRIENTES	9,884,000
1.37.1.1.0.0.00	INGRESOS TRIBUTARIOS	9,734,000
1.37.1.1.1.0.00	IMPUESTOS DIRECTOS	9,734,000
1.37.1.1.1.4.00	SEGURO EDUCATIVO	9,734,000
1.37.1.1.1.4.99	OTROS SEGURO EDUCATIVO	9,734,000
1.37.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	150,000
1.37.1.2.1.0.00	RENTA DE ACTIVOS	90,000.
1.37.1.2.1.3.00	INGRESO POR VENTA DE BIENES	90,000
1.37.1.2.1.3.09	TALLERES ARTESANALES	90,000
1.37.1.2.6.0.00	INGRESOS VARIOS	60,000
1.37.1.2.6.0.99	OTROS INGRESOS VARIOS	60,000

ARTICULO 73. La estructura y asignación del presupuesto de gastos, es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		6,584,200
Transferencias Corrientes y Aporte al Fisco		587,200
Transferencias Corrientes	587,200	
Aporte al Fisco		
Servicio de la Deuda		2,900
TOTAL DE GASTOS DE FUNCIONAMIENTO		7,174,300

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Equipamiento de Centros y Sub-Centros	76,300
Granjas Sostenibles	68,100
Sistema de Form. Profes. - Dual	652,200
TOTAL DE GASTOS DE INVERSION	796,600

TOTAL DE PRESUPUESTO DE GASTOS 7,970,900

CAPITULO XVI

1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Fortalecer e impulsar las acciones de prevención, habilitación, educación y capacitación laboral de niños y niñas con discapacidades físicas, sensoriales y conductuales a nivel nacional.

Desarrollar esfuerzos tendientes a coordinar acciones interinstitucionales que permitan al niño y al joven con discapacidades acceder al medio productivo, mediante la realización de proyectos, programas y acciones.

Continuar con aquellos programas destinados a atender la población de extrema pobreza y eliminar todo las formas de discriminación al discapacitado

Fortalecer los programas de Prevención y estimulación temprana en la población de alto riesgo,coordinando eficientemente las acciones interdiciplinarias del Ministerio de Salud, Educación e IPHE.

Implementar acciones que permitan seguir integrando al estudiante con discapacidad, al sistema educativo regular.

METAS:

Introducir nuevos enfoques de investigación, planificación, ejecución, seguimiento y y evaluación de los procesos educativos que se les brinda a las niñas, niños y jóvenes con necesidades educativas especiales.

Diseñar una normativa que regule el acceso, permanencia, promoción y acreditación de la población con necesidades educativas especiales que especifiquen la organización de los servicios y recursos de apoyo, la aplicación de las adaptaciones curriculares, los criterios y procedimientos de evaluación entre otros.

Desarrollar proyectos de educación inclusiva en un conjunto de escuelas de educación básica general seleccionada en todas las regiones del país, que sirvan de experiencia, referencia y demostración para su progresiva generalización en todo el país.

Fortalecer los programas de actualización, capacitación, investigación y perfeccionamiento del recurso humano, encargado de la educación del niño, niña y joven con necesidades especiales.

Desarrollar acciones encaminadas a implementar trece nuevos Centros de Recursos.

Perfeccionar la gestión de apoyo a los programas nutricionales, continuando la expansión de la cobertura y propiciando el mejor comportamiento del Programa, sobre todo lo relacionado con la leche, la galleta y la crema enriquecida.

POLITICAS INSTITUCIONALES:

Fortalecer la coordinación y participación horizontal entre las instituciones gubernamentales y las ONG'S Nacionales e Internacionales, a fin de establecer una convergencia y complementariedad eficaz en la atención integral de la población con necesidades educativas especiales.

Promover y desarrollar programas de prevención primaria, detección de diferencias, atención temprana y rehabilitación de las discapacidades.

Garantizar al estudiante con necesidades educativas especiales por razones de discapacidad al acceso, la inclusión y la calidad educativa en el sistema educativo regular.

Fortalecer el Plan Nacional de Inclusión de niños y niñas con necesidades educativas especiales y discapacidad en el Sistema Educativo Regular.

Impulsar acciones de formación, participación y promoción de la familia en tareas que estimule la autonomia de las personas con discapacidad y la sensibilización de la comunidad.

Supervisar la aplicación, atención y cumplimiento de los instrumentos legales, que desarrollan las acciones de promoción, educación y rehabilitación de las personas con discapacidad.

Propiciar un mayor conocimiento sobre la situación de las personas con discapacidad con el propósito de impulsar un cambio de actitud en la sociedad frente a ellos, de manera que se reconozca el ejercicio de sus deberes y derechos como a cualquier otro ciudadano.

ARTICULO 74. Para el cumplimiento de los objetivo y de las políticas descritas Anteriormente apruébasele presupuesto del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2003.

Ingresos Totales	**12,115,600**
Menos: Aumento de Reservas	
Ingresos Disponibles	**12,115,600**
Gastos	**12,115,600**

ARTICULO 75. ***El detalle del presupuesto de ingresos aprobado en el artículo anterior es el*** **que a continuación se indica:**

1.40.0.0.0.0.00	INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	12,115,600
1.40.1.0.0.0.00	*INGRESOS CORRIENTES*	11,462,700
1.40.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	11,462,700
1.40.1.2.1.0.00	RENTA DE ACTIVOS	271,100
1.40.1.2.1.1.00	ARRENDAMIENTOS	7,000
1.40.1.2.1.1.99	OTROS ARRENDAMIENTOS N.E.O.C.	7,000
1.40.1.2.1.3.00	INGRESO POR VENTA DE BIENES	243,100
1.40.1.2.1.3.09	TALLERES ARTESANALES	225,100
1.40.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	18,000
1.40.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	21,000

1.40.1.2.1.4.07	LABORATORIOS Y CENTROS ESPECIALES	21,000
1.40.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	10,974,600
1.40.1.2.3.1.00	GOBIERNO CENTRAL	10,968,600
1.40.1.2.3.1.07	MINISTERIO DE EDUCACION	10,968,600.
1.40.1.2.3.6.00	MUNICIPIOS	6,000
1.40.1.2.3.6.01	MUNICIPIO DE PANAMA	6,000
1.40.1.2.4.0.00	TASAS Y DERECHOS	55,000
1.40.1.2.4.1.00	DERECHOS	15,000
1.40.1.2.4.1.33	SERVICIO DE GUARDERIA	15,000
1.40.1.2.4.2.00	TASAS	40,000
1.40.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRES	40,000
1.40.1.2.6.0.00	INGRESOS VARIOS	162,000
1.40.1.2.6.0.99	OTROS INGRESOS VARIOS	162,000
1.40.2.0.0.0.00	INGRESOS DE CAPITAL	652,900
1.40.2.4.0.0.00	SALDO EN CAJA Y BANCO	652,900
1.40.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	652,900
1.40.2.4.2.0.01	SALDO DE CAPITAL	652,900

ARTICULO 76. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		10,800,600
Transferencias Corrientes y Aporte al Fisco		1,146,100
Transferencias Corrientes	1,146,100	
Aporte al Fisco		
Servicio de la Deuda		9,000
TOTAL DE GASTOS DE FUNCIONAMIENTO		11,955,700
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Construcciones y Reparaciones		108,100
Mobiliario y Equipo		51,800
TOTAL DE GASTOS DE INVERSION		159,900
TOTAL DE PRESUPUESTO DE GASTOS		12,115,600

CAPITULO XVII

1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Orientar las acciones Institucionales hacia el fortalecimiento de la integración cooperativa, con el propósito de lograr la consolidación del Movimiento Cooperativo.

Gestionar y negociar convenios y proyectos de Cooperación Técnica para la Capacitación de los recursos humanos del Instituto y del Sector Cooperativo.

Orientar a los grupos en formación interesados para que se constituyan en cooperativas especializadas, atendiendo la actividad principal que realizan.

Lograr la implementación del cooperativismo en el sistema educativo nacional, para cumplir con los objetivos del Programa de Cooperativismo Escolar.

Implementar un programa de fiscalización a las operaciones de las asociaciones cooperativas, con el propósito de salvaguardar las operaciones y ahorros de los asociados en sus empresas cooperativas.

Lograr que las cooperativas de Ahorro y Crédito y aquellas que realizan actividades afines, cumplan a cabalidad con lo establecido en la Ley 42 de octubre de 2000, referente a la prevención del delito de blanqueo de capitales.

Ofrecer asistencia técnica y capacitación de manera integral a las organizaciones cooperativas, con miras a convertirlas en empresas de autogestión.

METAS:

Fortalecer administrativamente las cooperativas de base, las Federaciones y promover La constitución de Centrales y Uniones Cooperativas, al igual que las actividades Inter cooperativas para estimular la coordinación y relación entre ellas.

Establecer y actualizar convenios o acuerdos con instituciones públicas o privadas nacionales o internacionales para el fortalecimiento cooperativo.

Ofrecer asesoría a las cooperativas en la elaboración de programas, planes y proyectos que impulsen su desarrollo a corto y mediano plazo.

Lograr la constitución al menos de seis (6) cooperativas escolares a nivel nacional.

Realizar un total de cincuenta y cinco (55) auditorías a igual número de cooperativas a fin de fiscalizar las operaciones administrativas y financieras de éstas asociaciones cooperativas.

Efectuar ciento veinticinco (125) fiscalizaciones a las Cooperativas de Ahorro y Crédito y aquellas de otros tipos con servicios de ahorro y crédito, a fin de verificar el cumplimiento de la Ley 42 de 2 de octubre de 2000, referente a la prevención del delito y blanqueo de capitales.

Orientar a las cooperativas en la elaboración de programas, planes y proyectos que impulsen su desarrollo, enmarcando los mismos dentro de los lineamientos de modernización económica.

POLITICAS INSTITUCIONALES:

Orientar la constitución y legalización de Organizaciones Cooperativas a nivel vertical y horizontal para promover la integración del sistema cooperativo.

Fomentar en las asociaciones cooperativas el intercambio de experiencia y la integración.

Inducir, formar, capacitar y actualizar a todo el personal de la Institución en cuanto a los objetivos y sus funciones.

Dar seguimiento a aquellas cooperativas que han surgido del proceso de privatización de empresas o servicios estatales.

Orientar al sector cooperativo sobre las políticas de modernización de la economía en función del proceso de globalización.

Desarrollar programas de gestión empresarial que tengan como objetivo profundizar sobre la importancia de la rentabilidad.

Promover el desarrollo de proyectos de producción, elaboración y comercialización de productos al mercado nacional o de exportación.

Orientar hacia la fusión o incorporación de cooperativas para lograr su fortalecimiento empresarial.

ARTICULO 77. Para el cumplimiento de los objetivos y de las política descritas anteriormente apruébase el presupuesto del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2003:

Ingresos Totales	3,772,000
Menos: Aumento de Reservas	519,750
Ingresos Disponibles	3,252,250
Gastos	3,252,250

ARTICULO 78. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.42.0.0.0.0.00	INSTITUTO PANAMENO AUTONOMO COOPERATIVO	3,772,000
1.42.1.0.0.0.00	INGRESOS CORRIENTES	3,772,000
1.42.1.1.0.0.00	INGRESOS TRIBUTARIOS	3,140,000
1.42.1.1.1.0.00	IMPUESTOS DIRECTOS	3,140,000
1.42.1.1.1.4.00	SEGURO EDUCATIVO	3,140,000
1.42.1.1.1.4.99	OTROS SEGURO EDUCATIVO	3,140,000
1.42.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	632,000
1.42.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	607,000
1.42.1.2.3.7.00	SECTOR PRIVADO	607,000
1.42.1.2.3.7.01	5% APORTE DE LAS COOPERATIVAS	607,000
1.42.1.2.6.0.00	INGRESOS VARIOS	25,000
1.42.1.2.6.0.99	OTROS INGRESOS VARIOS	25,000

ARTICULO 79. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO **Valor**

Gastos de Operación		2,971,250
Transferencias Corrientes y Aporte al Fisco		279,000
Transferencias Corrientes	279,000	
Aporte al Fisco		
Servicio de la Deuda		2,000
TOTAL DE GASTOS DE FUNCIONAMIENTO		3,252,250
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		3,252,250

CAPITULO XVIII

1.45 INSTITUTO PANAMEÑO DE TURISMO

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Lograr la integración y participación de los gobiernos locales y empresas, en el desarrollo turístico del país.

Motivar a las autoridades de los gobiernos locales y a las comunidades en general, para que tengan claro los conceptos de turismo y su aporte al desarrollo de los diferentes municipios del país.

Fomentar y orientar la participación activa de la comunidad en el desarrollo turístico.

Propiciar el mejor aprovechamiento de los recursos humanos y materiales disponibles al servicio de la institución.

Obtener las normas y reglamentaciones adecuadas y pertinentes para el control óptimo del desarrollo turístico sostenible de nuestro país.

Incrementar la participación de la empresa privada en la promoción y fomento del turismo a nivel nacional e internacional.

Promover la construcción de infraestructura básica para incrementar la planta turística internacional.

Fortalecer los servicios de apoyo logístico para el desarrollo del turismo.

Promover y facilitar el fortalecimiento de los recursos humanos, para contar con mano de obra calificada que pueda atender las demandas crecientes del sector turismo.

Tratar de transformar la actitud de las personas que laboran en el sector turismo, de manera que se conviertan en agentes de cambio y ayuden a la producción de un desarrollo sostenido.

METAS:

Captación de divisas a través del ingreso de mayor número de turistas, extender su tiempo de estadía en el país e incentivar el gasto turístico a través de una mayor promoción a nivel internacional, en particular, en los mercados emisores más importantes e interesados en experimentar vivencias con nuestros atractivos Turísticos.

Generación de empleo desde la fase inicial de la construcción de las facilidades turísticas hasta llenar las plazas de trabajo que requieren las mismas para su manejo y operación.

Atraer el nuevo mercado de turistas ávidos de aventuras ecológicas.

Incrementar el número de visitantes en 10%.

POLITICAS INSTITUCIONALES:

En concordancia con las políticas públicas nacionales establecidas por el Gobierno Nacional a través del Ministerio de Economía y Finanzas, la política del Instituto Panameño de Turismo se basa en su Visión y Misión como parte importante de un sector de la economía que aportará beneficios incalculables al desarrollo de nuestro país, convencidos de que cuenta con la capacidad para responder rápidamente al reto de lograr crecimiento y bienestar a la población panameña.

En un sentido, la política del IPAT se orientará a contribuir al logro de tres grandes Objetivos planteados en el Plan Nacional: generar divisas, crear empleo y fortalecer el desarrollo regional.

Dicha política, además, propone:

La democratización del turismo, es decir, que el turismo es de todos y debe ser compartido por todos los estamentos tanto a nivel gubernamental como de la empresa privada. Debe ser integrador y participativo.

El fortalecimiento de las estructuras normativas y organizativas, desburocratizando y agilizando las acciones a fin de lograr la eficiencia y la calidad de los procesos y de los productores.

La promoción y el fomento para el Desarrollo Turístico, con la participación de la empresa privada.

La actualización profesional y el desarrollo de aptitudes y actitudes a fin de alcanzar la calidad, eficiencia y la competitividad del sector en el mercado mundial.

ARTICULO 80. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del INSTITUTO PANAMEÑO DE TURISMO para la vigencia fiscal de 2003:

Ingresos Totales	23,540,350
Menos: Aumento de Reservas	2,472,750
Ingresos Disponibles	21,067,600
Gastos	21,067,600

ARTICULO 81. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.45.0.0.0.0.00	INSTITUTO PANAMEÑO DE TURISMO (IPAT)	23,540,350
1.45.1.0.0.0.00	INGRESOS CORRIENTES	21,040,350
1.45.1.1.0.0.00	INGRESOS TRIBUTARIOS	16,098,350
1.45.1.1.2.0.00	IMPUESTOS INDIRECTOS	16,098,350
1.45.1.1.2.4.00	PRODUCCION, VENTA Y CONSUMO SELECTIVO	16,098,350
1.45.1.1.2.4.03	PASAJE AEREO	7,000,000
1.45.1.1.2.4.04	HOSPEDAJES	9,098,350
1.45.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,942,000
1.45.1.2.1.0.00	RENTA DE ACTIVOS	1,500,000
1.45.1.2.1.1.00	ARRENDAMIENTOS	1,500,000
1.45.1.2.1.1.01	ARRENDAMIENTOS	1,500,000
1.45.1.2.4.0.00	TASAS Y DERECHOS	3,242,000
1.45.1.2.4.2.00	TASAS	3,242,000
1.45.1.2.4.2.25	TARJETAS DE TURISMO	3,242,000
1.45.1.2.6.0.00	INGRESOS VARIOS	200,000
1.45.1.2.6.0.99	OTROS INGRESOS VARIOS	200,000
1.45.2.0.0.0.00	INGRESOS DE CAPITAL	2,500,000
1.45.2.2.0.0.00	RECURSOS DEL CREDITO	1,500,000
1.45.2.2.2.0.00	CREDITO EXTERNO	1,500,000
1.45.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	1,500,000
1.45.2.2.2.1.34	BID IPAT S/N	1,500,000
1.45.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,000,000
1.45.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,000,000
1.45.2.3.2.1.00	GOBIERNO CENTRAL	1,000,000
1.45.2.3.2.1.08	TRANSFERENCIA CAPITAL MICI.	1,000,000

ARTICULO 82. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		5,541,700
Transferencias Corrientes y Aporte al Fisco		4,146,900
Transferencias Corrientes	601,900	
Aporte al Fisco	3,545,000	
Servicio de la Deuda		198,000
TOTAL DE GASTOS DE FUNCIONAMIENTO		9,886,600

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Promoción Turística	10,956,000
Transferencias de Capital	225,000
TOTAL DE GASTOS DE INVERSION	11,181,000
TOTAL DE PRESUPUESTO DE GASTOS	21,067,600

CAPITULO XIX

1.48 REGISTRO PUBLICO DE PANAMA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Servir de medio de constitución, transmisión, garantía de autenticidad y seguridad a los documentos, títulos, o actos, bienes inmuebles que deben registrarse conforme lo establece la Ley vigente.

Publicar los actos y contratos que le imponen gravámenes o limitaciones al dominio de los mismos bienes.

Establecer lo relativo a la capacidad de las personas naturales, a la constitución, transformación o extinción de personas jurídicas, a toda clase de mandatos generales y representaciones legales.

Facilitar al público el uso de la documentación de las fuentes escritas de todo los periodos históricos de nuestra República.

METAS:

Culminar el proceso de descentralización a nivel nacional del servicio de de inscripción de documentos y expedición de certificados.

Preparación del Anteproyecto de Ley en Materia Registral, lo que permitirá revisar y adecuar las Leyes registrales.

Intensificar los programas de capacitación de forma integral, con lo cual se forma un capital humano competitivo y con sesibilidad humana.

Modificar la Ley No.11 de 22 de enero de 1998, "Por la cual se regula el Almacenamiento Tecnológico de documentos", de manera tal que sea adaptada los nuevos paradigmas tecnológicos.

Establecer conexión directa con el Organo Judicial y el Ministerio Público, de manera tal que estas dependencias judiciales, tengan un acceso directo a la base de datos del del Registro Público de Panamá.

Continuar con la restauración de la infraestructura del edificio de los Archivos Nacionales De Panamá, lo que incluye la habilitación de un auditorio, que sirva de sala de exposiciones y celebración de eventos culturales en este majestuoso edificio.

Continuar con la restauración y conservación de la documentación histórica que reposan en el edificio de los Archivos Nacionales de Panamá.

ARTICULO 83. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de la REGISTRO PUBLICO DE PANAMA para la vigencia fiscal de 2003:

Ingresos Totales	18,500,000
Menos: Aumento de Reservas	1,229,400
Ingresos Disponibles	17,270,600
Gastos	17,270,600

ARTICULO 84. El detalle del presupuesto de ingresos aprobado en l artículo anterior es el que a continuación se indica:

1.48.0.0.0.0.00	REGISTRO PUBLICO DE PANAMA	18,500,000
1.48.1.0.0.0.00	INGRESOS CORRIENTES	18,500,000
1.48.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	18,500,000
1.48.1.2.4.0.00	TASAS Y DERECHOS	18,146,400
1.48.1.2.4.1.00	DERECHOS	18,146,400
1.48.1.2.4.1.58	DERECHO DE REGISTRO	12,670,400
1.48.1.2.4.1.59	DERECHO DE CERTIFICACION	3,847,999
1.48.1.2.4.1.60	DERECHO DE CALIFICACION	1,628,001
1.48.1.2.6.0.00	INGRESOS VARIOS	353,600
1.48.1.2.6.0.99	OTROS INGRESOS VARIOS	353,600

ARTICULO 85. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		3,505,500
Transferencias Corrientes y Aporte al Fisco		12,938,300
Transferencias Corrientes	351,400	
Aporte al Fisco	12,586,900	
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		16,443,800

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Servicio de Registro Publico	147,000
Edificaciones	679,800
TOTAL DE GASTOS DE INVERSION	826,800

TOTAL DE PRESUPUESTO DE GASTOS 17,270,600

CAPITULO XX

1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUI

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Elaborar proyectos dirigidos a crear la formación integrada de los estudiantes, promocionando el liderazgo participativo, la responsabilidad social y académica.

Generar recursos a través de la empresa privada y organismos gubernamentales, para elevar la calidad de la población estudiantil.

Fortalecer la estructura organizacional y de funcionamiento de la Universidad en su conjunto.

Incrementar la infraestructura física para facilitar la labores de docencia y de prestación de servicios administrativos.

Impulsar las labores de extensión y el establecimiento de vínculos con la comunidad.

Impulsar las actividades de perfeccionamiento del personal administrativo y docente.

Fortalecer las carreras universitarias ya existentes y crear aquellas que satisfagan las necesidades de profesionales que la región demande.

Fortalecer la proyección cultural de la Universidad a nivel regional, nacional e internacional.

Promover la evaluación curricular de las diversas carreras existentes con la finalidad de adecuar los planes y programas de estudios.

METAS:

Atender una matrícula estudiantil prevista de 10,452 estudiantes.

Organizar actividades para la consecución de recursos, que permitan mayor cobertura económica en los programas que se ofrecen.

Establecer vinculos con la comunidad formalizando a través de convenios o acuerdos que conduzcan a intercambio de experiencias y asesorias.

Continuar con la diversificación de la oferta académica.

Contribuir a estrechar las relaciones entre la UNACHI y otras Universidades del país y del mundo.

POLITICAS INSTITUCIONALES:

Brindar una educación integral a los estudiantes a traves de mecanismos adecuados.

Promover la creación de la televisora educativa de la Unachi.

Coordinar la realización de firma de conveniso entre la UNACHI y otras Universidades y organismos.

Elevar el nivel de eficiencia académica mediante la planificación académica y curricular.

Impulsar a la Universidad a los procesos de acreditación institucional

Mantener un clima organizacional altamente productivo.

ARTICULO 86. Para el cumplimiento de los objetivos y de las politicas descritas anteriormente apruébase el presupuesto de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUI para la vigencia fiscal de 2003:

Ingresos Totales	10,440,700
Menos: Aumento de Reservas	
Ingresos Disponibles	10,440,700
Gastos	10,440,700

ARTICULO 87. El detalle del presupuesto de ingresos aprobado en el articulo anterior es el que a continuación se indica:

1.87.0.0.0.0.00	UNIVERSIDAD AUTONOMA DE CHIRIQUI	10,440,700
1.87.1.0.0.0.00	INGRESOS CORRIENTES	10,440,700
1.87.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	10,440,700
1.87.1.2.1.0.00	RENTA DE ACTIVOS	268,400
1.87.1.2.1.3.00	INGRESO POR VENTA DE BIENES	268,400
1.87.1.2.1.3.10	IMPRESOS Y FORMULARIOS	77,800
1.87.1.2.1.3.12	PRODUCTOS PROCESADOS	190,600
1.87.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	9,490,800
1.87.1.2.3.1.00	GOBIERNO CENTRAL	9,490,800
1.87.1.2.3.1.07	MINISTERIO DE EDUCACION	9,490,800
1.87.1.2.4.0.00	TASAS Y DERECHOS	666,500
1.87.1.2.4.1.00	DERECHOS	620,500
1.87.1.2.4.1.23	BIENESTAR ESTUDIANTIL	75,500
1.87.1.2.4.1.24	MATRICULA Y LABORATORIO	545,000
1.87.1.2.4.2.00	TASAS	46,000
1.87.1.2.4.2.23	EXPEDICION DE CARNETS	10,000
1.87.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	36,000
1.87.1.2.6.0.00	INGRESOS VARIOS	15,000
1.87.1.2.6.0.99	OTROS INGRESOS VARIOS	15,000

ARTICULO 88. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		9,403,300
Transferencias Corrientes y Aporte al Fisco		1,037,400
Transferencias Corrientes	1,037,400	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		10,440,700

PRESUPUESTO DE INVERSIONES

PROGRAMAS

TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		10,440,700

CAPITULO XXI

1.90 UNIVERSIDAD DE PANAMA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Asegurar la continuidad, incremento, difusión y divulgación de la cultura nacional, con miras a formar científicos, profesionales y técnicos dotados de conciencia social, en aras del fortalecimiento de la independencia nacional y el desarrollo integral del país.

METAS:

Aprobar la nueva Ley Universitaria y emitir los reglamentos respectivos.

Revisar y actualizar la estructura organizativa y los sistemas administrativo-académicos.

Propiciar el crecimiento de recursos para la Universidad, mediante la asistencia de instituciones nacionales, internacionales y programas de autogestión.

Desarrollar programas de capacitación y tecnificación para el personal docente y administrativo de acuerdo a las nuevas exigencias.

Construir y restaurar la infraestructura edificada y urbanística de acuerdo a las necesidades y posibilidades financieras de la Institución.

Gestionar la adquisición de equipo que garantice el desarrollo y cumplimiento de las funciones básicas de la Universidad.

Optimizar y racionalizar el uso de los equipos.

Revisar y evaluar las carreras que ofrece la Universidad para adecuarlas y las exigencias económicas y sociales.

Desarrollar un plan sistemático de revisión y actualización de la currícula universitaria de las carreras ofertadas, con el fin de adecuarlas a las demandas y/o necesidades del país.

Diversificar las acciones de estudios y promover el ingreso a las carreras y especialidades consideradas como prioritarias para el desarrollo del país.

Revisar y modernizar el proceso enseñanza - aprendizaje, utilizando tecnología educativa adecuada.

Desarrollar proyectos de investigación científica que respondan a las necesidades de la Universidad y de la sociedad panameña.

Sistematizar la investigación universitaria como elemento de formación profesional y proyección institucional.

Canalizar el potencial científico y tecnológico de la Universidad hacia la solución de los problemas nacionales.

Desarrollar más de 200 actividades de extensión y difusión sobre el que hacer universitario.

Promover y estimular la participación de los estudiantes en programas académicos, científicos y culturales que coadyuven a su formación integral y humanística.

Asumir acciones beligerantes y posiciones de mayor liderazgo nacional, en materia de educación ambiental.

Lograr con la consulta y el diálogo, los instrumentos que reduzcan el exceso de centralismo y burocracia en la vida universitaria.

Reforzar los sistemas informáticos, las tele conferencias, las aulas virtuales, como un medio de información actualizada para estudiantes y profesores.

POLITICAS INSTITUCIONALES:

Se actualizará y fortalecerá la estructura de conducción y gestión administrativa para cumplir con el mandato constitucional de organizar, dirigir y desarrollar la educación superior y profesional del país.

Se buscarán nuevas fuentes de financiamiento para la Universidad.

Se impulsará la formación profesional y técnica del personal en todos los niveles de la Institución.

Se desarrollará un programa planificado de construcción, adecuación, mantenimiento de espacio físico y equipamiento de la Universidad.

Se adecuará el proceso académico a las necesidades nacionales, para lo cual se orientará la formación de nuevos profesionales hacia carreras y especialidades prioritarias, apoyando su diversificación.

Se desarrollarán investigaciones orientadas a generar conocimientos y tecnologías propias, de acuerdo a las necesidades de desarrollo y crecimiento del país y de los recursos financieros disponibles.

Se aprovechará el potencial científico y tecnológico de la Universidad para coadyuvar al desarrollo nacional.

Realizar acciones de contenido social, cívico y cultural que contribuyan a la transformación de los valores individuales y de la colectividad panameña.

Profundizar su compromiso para con el cuidado del medio ambiente y el respeto a La flora y fauna de nuestro país.

Impulsar la descentralización académica, administrativa y financiera.

Ampliar el esfuerzo que se ha realizado para situar a la Universidad en el nivel tecnológico que merece.

ARTICULO 89. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el Presupuesto de la UNIVERSIDAD DE PANAMA para la vigencia fiscal de 2003:

Ingresos Totales	100,703,400
Menos: Aumento de Reservas	
Ingresos Disponibles	100,703,400
Gastos	100,703,400

ARTICULO 90. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.90.0.0.0.0.00	UNIVERSIDAD DE PANAMA	100,703,400
1.90.1.0.0.0.00	INGRESOS CORRIENTES	98,753,400
1.90.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	98,753,400
1.90.1.2.1.0.00	RENTA DE ACTIVOS	1,825,000
1.90.1.2.1.1.00	ARRENDAMIENTOS	31,000
1.90.1.2.1.1.01	ARRENDAMIENTOS	31,000
1.90.1.2.1.3.00	INGRESO POR VENTA DE BIENES	1,794,000
1.90.1.2.1.3.10	IMPRESOS Y FORMULARIOS	114,000
1.90.1.2.1.3.12	PRODUCTOS PROCESADOS	1,630,000
1.90.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	50,000
1.90.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	93,049,400
1.90.1.2.3.1.00	GOBIERNO CENTRAL	92,939,400
1.90.1.2.3.1.07	MINISTERIO DE EDUCACION	92,939,400
1.90.1.2.3.2.00	ENTIDADES DESCENTRALIZADAS	110,000
1.90.1.2.3.2.06	ENTE REGULADOR DE LOS SERVICIOS PUBLICOS	110,000
1.90.1.2.4.0.00	TASAS Y DERECHOS	3,759,000
1.90.1.2.4.1.00	DERECHOS	2,985,000

1.90.1.2.4.1.23	BIENESTAR ESTUDIANTIL	85,000
1.90.1.2.4.1.24	MATRICULA Y LABORATORIO	2,900,000
1.90.1.2.4.2.00	TASAS	774,000
1.90.1.2.4.2.23	EXPEDICION DE CARNETS	72,000
1.90.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	630,000
1.90.1.2.4.2.28	REVALIDA DE TITULOS	72,000
1.90.1.2.6.0.00	INGRESOS VARIOS	120,000
1.90.1.2.6.0.99	OTROS INGRESOS VARIOS	120,000
1.90.2.0.0.0.00	INGRESOS DE CAPITAL	1,950,000
1.90.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,950,000
1.90.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,950,000
1.90.2.3.2.1.00	GOBIERNO CENTRAL	1,950,000
1.90.2.3.2.1.07	MINISTERIO DE EDUCACION	1,950,000

ARTICULO 91. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		89,128,600
Transferencias Corrientes y Aporte al Fisco		9,114,300
Transferencias Corrientes	9,114,300	
Aporte al Fisco		
Servicio de la Deuda		510,500
TOTAL DE GASTOS DE FUNCIONAMIENTO		98,753,400
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Construcciones y Equipamiento		1,750,000
Seguimiento a Proy .De Inversión		200,000
TOTAL DE GASTOS DE INVERSION		1,950,000
TOTAL DE PRESUPUESTO DE GASTOS		100,703,400

CAPITULO XXII

1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Estructurar sus planes y programas académicos tomando en cuenta la política social, brindando oportunidades de incorporación de los sectores menos favorecidos a tener una educación superior de calidad.

Formar al futuro profesional dentro del marco del desarrollo de su sensibilidad social, honestidad, responsabilidad, el cultivo de los valores éticos y morales

Instaurar y desarrollar las instancias académicas, docentes, de investigación y extensión contempladas en la Ley No. 40 que crea la Universidad.

Continuar el plan de remodelación y habilitación de las estructuras existentes en Panamá, Colón, Santiago y Chiriquí.

Iniciar el proceso de Evaluación y acreditación Institucional.

Fortalecer el Programa de Extensión Universitaria ampliando y ofreciendo un número mayor de cursos de capacitación e investigación, así como de servicios especializados en la comunidad.

Impulsar el programa de capacitación y perfeccionamiento del recurso humano de la Institución de forma tal, que se asegure una mejor actualización y desarrollo profesional.

Impulsar la investigación educativa y tecnológica con miras a lograr innovaciones que puedan ser adoptadas a nivel nacional.

Fortalecer los servicios de informática educativa e Internet en el ámbito académico, docente y administrativo, a fin de facilitar el acceso a la red de información mundial.

Ofertar y ampliar los servicios de la Universidad en la Extensión de Veraguas y Chiriquí.

METAS:

Desarrollar actividades propias de su misión como lo es la docencia, investigación extensión y prestación de servicios, tomando en cuenta la problemática social.

Modernizar el programa de recopilación de datos, mediante la tecnificación y automatización que incluye matricula, personal, planilla, presupuesto y planificación. Continuar el programa de evaluación y acreditación institucional.

Desarrollar dos nuevas instancias de difusión cultural y educativa (revistas y catálogos). Dotar a la biblioteca y laboratorios de nuevo material y equipos.

Continuar el desarrollo de la Maestría en Educación Especial y Adaptación Social en Post-grado en Educación Física Especial y Terapéutica e impulsar el Postgrado de Drogas y Quimiodependencia y Docencia Superior, Maestria en Educación Física Especial y Terapéutica.

Continuar el desarrollo de las Licenciaturas en Dificultades de Aprendizaje, Estimulación Temprana y Orientación Familiar, Profesorado y Educación para la Diversidad en Educación General Básica, Infractores e Inadaptados Sociales, Educación Especial, Consejeria en Rehabilitación, Licenciatura en Terapia Ocupacional, Licenciatura en Trastorno el Aparato Locomotor, Post Grado en Docencia Superior, Autismo, Aparato Locomotor, Gerontología, Maestría en Administración de la Educación Especial.

Ampliar los Contratos de Convenios firmados, con miras a fortalecer la docencia y la investigación universitaria.

Habilitar el Edificio 808 en Albrook que esta siendo asignado a UDELAS.

POLITICAS INSTITUCIONALES

Fomentar en el estudiante los valores èticos y de justicia, la bùsqueda permanente de soluciones desde el punto de vista educativo, preventivo y rehabilitaciòn a los problemas y requerimientos de la sociedad.

Fomentar la investigaciòn pluridisciplinaria como una vìa de creaciòn de nuevos conocimientos.

Proveer investigación educativa y su difusión a fin de satisfacer las necesidades de la institución y de la sociedad panameña.

Desarrollar y fortalecer las labores académicas, de investigación y extensión a nivel de las extensiones de Colón y Santiago. Incorporar constructivamente al estudiante en la vida universitaria por medio de programas de formación integral y la promoción de agrupaciones estudiantiles.

Promover el intercambio de tecnología con organismos nacionales e internacionales que permiten fortalecer las actividades académicas, de investigación y extensión de la Universidad.

ARTICULO 92. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el Presupuesto de la UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS para la vigencia fiscal de 2003:

Ingresos Totales	1,972,200
Menos: Aumento de Reservas	
Ingresos Disponibles	1,972,200
Gastos	1,972,200

ARTICULO 93. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.93.0.0.0.0.00	UNIVERSIDAD ESPECIALIZADA DE LAS AMERICAS	1,972,200
1.93.1.0.0.0.00	INGRESOS CORRIENTES	1,922,200
1.93.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,922,200
1.93.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,331,300
1.93.1.2.3.1.00	GOBIERNO CENTRAL	1,331,300
1.93.1.2.3.1 07	MINISTERIO DE EDUCACION	1,331,300
1.93.1.2.4.0.00	TASAS Y DERECHOS	564,700
1.93.1.2.4.1.00	DERECHOS	564,700
1.93.1.2.4.1.24	MATRICULA Y LABORATORIO	564,700
1.93.1.2.6.0.00	INGRESOS VARIOS	26,200
1.93.1.2.6.0.99	OTROS INGRESOS VARIOS	26,200
1.93.2.0.0.0.00	INGRESOS DE CAPITAL	50,000
1.93.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	50,000
1.93.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	50,000
1.93.2.3.2.1.00	GOBIERNO CENTRAL	50,000

1.93.2.3.2.1.07	MINISTERIO DE EDUCACION	50,000

ARTICULO 94. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		1,684,900
Transferencias Corrientes y Aporte al Fisco		237,300
Transferencias Corrientes	237,300	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		1,922,200
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Remodelaciones		50,000
TOTAL DE GASTOS DE INVERSION		50,000
TOTAL DE PRESUPUESTO DE GASTOS		1,972,200

CAPITULO XXIII

1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Ofrecer planes y programas de estudios actualizados, que respondan a las necesidades presentes y futuras del Pais y que aseguren la sólida formación académica de profesionales idóneos y de elevado espiritu critico, en el área cientifica-tecnológica y en otras que sean propias de la educación superior.

Adoptar los avances de la ciencia y la tecnologia y mejorar continuamente la formación profesional del recursos humano de la Institución para elevar, a los más altos niveles, la calidad, eficiencia y eficacia de los procesos de aprendizaje, de investigación y de administración.

Fortalecer el Programa de Extensión Universitaria, dirigido a la comunidad en general, para promover el perfeccionamiento y actualización tecnológica que demanda el mundo moderno.

Aumentar y mantener el patrimonio universitario acorde con los requerimientos de la educación superior tecnológica.

Proyectar ante la comunidad nacional e internacional el potencial cientifico-tecnológico y cultural de la Universidad, a través de la presentación de servicios especializados a la comunidad y el desarrollo y difusión de las diversas actividades que lleva a cabo la Institución.

Fortalecer y consolidar la Red Nacional Internet, a fin de lograr una cobertura a nivel nacional e incrementar así, el número de entidades beneficiadas.

Mantener e impulsar el programa de capacitación y perfeccionamiento del recurso humano de la Institución, de forma tal que se asegure el logro de mayores niveles de actualización y desarrollo profesional.

METAS:

Brindar el servicio de Educación Superior Científico - Tecnológica y Humanística, actualizada y de la más alta calidad a una poblacion de 17,844 estudiantes; aportando al País 2,419 nuevos profesionales que contribuyan a satisfacer las necesidades del desarrollo nacional.

Actualizar planes de estudios de, por lo menos 5 de las carrerás que ofrece la universidad

Abrir como mínimo, seis nuevas carreras a nivel de grado y pregrado y cinco nuevos programas de Postgrado.

Continuar con la II Fase de construcción del Campus Universitario.

POLITICAS INSTITUCIONALES:

Desarrollo Institucional. Fortalecer y optimizar la estructura, su funcionamiento y los instrumentos normativos que rigen la academia, la investigación, la extensión y la administración de la Universidad Tecnológica de Panamá; y fomentar la capacitacion y perfeccionamiento de los recursos humanos.

Desarrollo Académico. Democratizar y mejorar la enseñanza superior tecnológica y formar profesionales con espíritu crítico y de alta calidad científica tecnológica y humanística acorde con la realidad y los requerimientos del desarrollo nacional.

Investigación y Extensión. Fortalecer la capacidad de investigación, adaptación y difusión de conocimientos científicos y tecnológicos que contribuyen al desarrollo nacional; participar activa y sistemáticamente en el que hacer científico, tecnológico y humanístico, tanto en la comunidad universitaria como en la nacional; y, promover el fortalecimiento y diversificación de la oferta de servicios a la comunidad.

Regionalización. Desarrollar y fortalecer la estructura física, administrativa, académica, de investigación y extensión de los Centros Regionales Universitarios con el propósito de brindar mejores y mayores oportunidades de educación superior tecnológica en todo el país.

Bienestar Estudiantil. Incorporar real y efectivamente al estudiante en la vida universitaria, a través del fortalecimiento y desarrollo de programas de bienestar social y la promoción de agrupaciones estudiantiles.

Transferencia Tecnológica. Promover y desarrollar programas de coordinación, colaboración e intercambio tecnológico con todos los sectores y organismos nacionales e internacionales, con énfasis en aquellos de índole académico y de investigación

para el mejoramiento y renovación continua de la educación en general y la superior tecnológica.

Desarrollo del Campus Universitario. Impulsar el desarrollo del Campus Central Universitario, con la agilización de los programas de construcción y equipamiento de las instalaciones.

Calidad Total. Promover el desarrollo de una filosofía de calidad que asegure una actitud en pro del mejoramiento continuo de todas las actividades que desarrolla la Institución, para incrementar los niveles de eficiencia, productividad y competitividad.

Ahorro y Fortalecimiento de los Ingresos. Mantener al mínimo los gastos corrientes y *promover* la eficiencia en la generación de ingresos

ARTICULO 95. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la UNIVERSIDAD TECNOLÓGICA DE PANAMA, para la vigencia fiscal de 2003:

Ingresos Totales	27,548,200
Menos: Aumento de Reservas	
Ingresos Disponibles	27,548,200
Gastos	27,548,200

ARTICULO 96. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.95.0.0.0.0.00	UNIVERSIDAD TECNOLOGICA	27,548,200
1.95.1.0.0.0.00	INGRESOS CORRIENTES	27,268,200
1.95.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	27,268,200
1.95.1.2.1.0.00	RENTA DE ACTIVOS	1,600,000
1.95.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	1,600,000
1.95.1.2.1.4.07	LABORATORIOS Y CENTROS ESPECIALES	450,000
1.95.1.2.1.4.99	OTROS SERV. AUTOGESTION	1,150,000
1.95.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	23,077,200
1.95.1.2.3.1.00	GOBIERNO CENTRAL	23,077,200
1.95.1.2.3.1.07	MINISTERIO DE EDUCACION	23,077,200
1.95.1.2.4.0.00	TASAS Y DERECHOS	2,391,000
1.95.1.2.4.1.00	DERECHOS	2,091,000
1.95.1.2.4.1.23	BIENESTAR ESTUDIANTIL	57,000
1.95.1.2.4.1.24	MATRICULA Y LABORATORIO	2,000,000
1.95.1.2.4.1.99	OTROS - BIBLIOTECA	34,000
1.95.1.2.4.2.00	TASAS	300,000
1.95.1.2.4.2.26	CERTIFICADOS Y DIPLOMAS	300,000
1.95.1.2.6.0.00	INGRESOS VARIOS	200,000
1.95.1.2.6.0.99	OTROS INGRESOS VARIOS	200,000
1.95.2.0.0.0.00	INGRESOS DE CAPITAL	280,000
1.95.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	280,000
1.95.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	280,000
1.95.2.3.2.1.00	GOBIERNO CENTRAL	280,000
1.95.2.3.2.1.07	MINISTERIO DE EDUCACION	280,000

ARTICULO 97. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		24,090,200
Transferencias Corrientes y Aporte al Fisco		2,950,200
. Transferencias Corrientes	2,950,200	
Aporte al Fisco		
Servicio de la Deuda		227,800
TOTAL DE GASTOS DE FUNCIONAMIENTO		27,268,200
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Construcciones Educativas		280,000
TOTAL DE GASTOS DE INVERSION		280,000
TOTAL DE PRESUPUESTO DE GASTOS		27,548,200

CAPITULO

1.97 ZONA FRANCA DE BARU

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Consolidar la Zona Franca del Barú e incrementar el número de empresas establecidas en este sitio.

METAS:

Nombrar el personal que requiere la zona.

Comprar 180 hectáreas de terreno para la Zona Franca

Construir las oficinas administrativas e infraestructuras de esta Zona, (estacionamientos, casetas de control, parques y otros).

Realizar visistas de trabajo para promover la Zona (4 visitas locales al mes en la ciudad de Panamá y 2 giras internacionales para promover la zona).

POLITICAS INSTITUCIONALES:

Diseñar perfiles del recurso humano requerido para el funcionamiento de la Zona Franca.

Planificar, dirigir, coordinar y controlar las actividades de la Zona Franca del Barú.

Diseñar propuesta para ser presentada al Estado, para la compra y adquisición del terreno requerido.

ARTICULO 98. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la ZONA FRANCA DE BARU para la vigencia fiscal de 2003:

Ingresos Totales	240,600
Menos: Aumento de Reservas	
Ingresos Disponibles	240,600
Gastos	240,600

ARTICULO 99. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

1.97.0.0.0.0.00	ZONA FRANCA DE BARU	240,600
1.97.1.0.0.0.00	INGRESOS CORRÍENTES	240,600
1.97.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	240,600
1.97.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	240,600
1.97.1.2.3.1.00	GOBIERNO CENTRAL	240,600
1.97.1.2.3.1.08	MINISTERIO DE COMERCIO E INDUSTRIAS	240,600

ARTICULO 100. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		220,800
Transferencias Corrientes y Aporte al Fisco		19,800
Transferencias Corrientes	19,800	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		240,600
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		240,600

TITULO IV

PRESUPUESTOS DE LAS EMPRESAS PUBLICAS

CAPITULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PUBLICAS

ARTICULO 101. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2003 cuyos resúmenes de Ingresos y Gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	363,630,500	34,992,400	398,622,900	323,367,500	75,255,400	398,622,900
AUTORIDAD MARITIMA DE PANAMA	69,749,500	0	69,749,500	67,237,900	2,511,600	69,749,500
BINGOS NACIONALES	1,073,200	0	1,073,200	1,073,200		1,073,200
DIRECCION DE AERONAUTICA CIVIL	27,589,600	13,000	27,602,600	24,919,400	2,683,200	27,602,600
INSTITUTO DE ACUEDUCTO Y ALCANTARILLADO NAL.	76,858,900	34,979,400	111,838,300	55,807,600	56,030,700	111,838,300
INSTITUTO DE MERCADEO AGROPECUARIO	3,979,600	0	3,979,600	3,892,400	87,200	3,979,600
EMPRESA DE TRANSMISION ELECTRICA S.A.	43,277,100	0	43,277,100	33,615,200	9,661,900	43,277,100
LOTERIA NACIONAL DE BENEFICENCIA	120,183,600	0	120,183,600	119,948,800	234,800	120,183,600
ZONA LIBRE DE COLON	20,919,000	0	20,919,000	16,873,000	4,046,000	20,919,000

ARTICULO 102 Apruébanse los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2003 cuya composición se expresa a continuación en Balboas

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACION	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
TOTAL	166,028,700	19,638,000	130,096,400	7,604,400	323,367,500
AUTORIDAD MARITIMA DE PANAMA	12,095,100	6,105,400	47,879,500	1,157,900	67,237,900
BINGOS NACIONALES	921,800	127,800	23,600	0	1,073,200
DIRECCION DE AERONAUTICA CIVIL	19,198,200	2,221,200	3,500,000	0	24,919,400
INSTITUTO DE ACUEDUCTO Y ALCANTARILLADO NAL.	50,904,700	3,105,100	0	1,797,800	55,807,600
INSTITUTO DE MERCADEO AGROPECUARIO	3,348,000	532,000	0	12,400	3,892,400
EMPRESA DE TRANSMISION ELECTRICA S.A. 1/	20,097,800	1,347,200	10,380,900	1,789,300	33,615,200
LOTERIA NACIONAL DE BENEFICENCIA	52,964,100	2,987,400	63,991,800	5,500	119,948,800
ZONA LIBRE DE COLON	6,499,000	3,211,900	4,320,600	2,841,500	16,873,000

1/ Aporte al fisco incluye impuestos

ARTICULO 100: Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2002 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	63,654,000	41,500	0	11,559,900	75,255,400
AUTORIDAD MARITIMA DE PANAMA	950,000	0	0	1,561,600	2,511,600
DIRECCION DE AERONAUTICA CIVIL	2,683,200	0	0	0	2,683,200
INSTITUTO DE ACUEDUCTO Y ALCANTARILLADO NAL.	50,248,000	0	0	5,782,700	56,030,700
INSTITUTO DE MERCADEO AGROPECUARIO	0	41,500	0	45,700	87,200
EMPRESA DE TRANSMISION ELECTRICA S.A.	9,047,100	0	0	614,800	9,661,900
LOTERIA NACIONAL DE BENEFICENCIA	125,700	0	0	109,100	234,800
ZONA LIBRE DE COLON	600,000	0	0	3,446,000	4,046,000

CAPITULO II

2.03 AUTORIDAD MARITIMA DE PANAMA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Lograr organizar y estructurar una institución moderna y dinámica que garantice el el desarrollo del sector marítimo.

Procurar que los servicios que ofrecerá la institución reciba el reconocimiento y y aceptación de la Comunidad Marítima Nacional e Internacional.

Mantener un crecimiento sostenido de la Flota Mercante Nacional, de tal manera que el registro panameño se mantenga como registro líder en la Comunidad Marítima Internacional.

Lograr el cumplimiento de metas recaudatorias de los ingresos consulares y navieros para contribuir con la ejecución de los planes y programas del Gobierno.

Velar que todos los buques que arriben a aguas jurisdiccionales cumplan con las normas sobre seguridad, prevención de la contaminación del medio marino y las obligaciones fiscales exigidas a buques por el Gobierno Nacional.

Modernizar los servicios consulares y navieros que brinda la Dirección General de Marina Mercante

Depurar el registro de naves panameñas a través de las cancelaciones de oficio.

Velar por el estricto cumplimiento de las normas de navegabilidad, seguridad, higiene y y prevención de la contaminación del medio ambiente marino, por parte de la Marina Mercante Nacional.

Velar por el fiel cumplimiento y eficaz aplicación de las normas sobre navegación y y consagradas en los Convenios Internacionales ratificadas por la República de Panamá.

METAS:

Dirección General de Marina Mercante

Abanderar un mínimo de 900 naves con 18.0 millones de toneladas brutas.
Cancelar 500 naves con 5.0 millones de toneladas brutas
Lograr un crecimiento neto de 400 naves con 13.0 millones de tonelada brutas.

Dirección de Gente de Mar:.

Incluir a Panamá en lista blanca de la Organización Marítima Internacional.
Emitir el nuevo documento correspondiente a los títulos y carné para oficiales y marinos, para prestar un servicio de calidad y así evitar la falsificación de los mismos

Divulgar a los usuarios, a nivel nacional e internacional, los beneficios de nuestro registro abierto
Fiscalizar los Centros de Formación Marítima Nacionales e Internacionales, reconocidos por la administración marítima panameña.

Dirección de Recursos Marinos

Mayor cobertura geográfica de los programas de control y vigilancia, actualización y comprobación de los registros de embarcación.
Desarrollo de infraestructuras y capacitación en la pesca artesanal en la áreas de Boca Parita y Pedasí en las Provincias de Herrera y Los Santos respectivamente.

POLITICAS INSTITUCIONALES:

Mantener el programa de promoción, información y mercadeo de la marina mercante panameña a nivel mundial, a través del uso de incentivos y del mejoramiento del servicio, que nos permita posesionarnos nuevamente en el nuevo milenio frente a la comunidad Marítima Internacional como el registro líder

Continuar con el programa de Cancelaciones de Oficio que reflejen saldos morosos, conforme con el numeral 6 del Artículo 9 de la Ley No 2 del 17 de enero de 1980 y la prescripción en el Artículo 791 del Código Fiscal.

Fortalecer la labor de supervisión y auditoria a los Consulados panameños acreditados en el exterior.

Mejorar y ampliar la cobertura de los servicios de inspecciones anuales a las naves inscritas en el registro panameño, con el fin de que la mayor cantidad de buques sean supervisados y poder contar con una flota mercante que mantenga un alto grado de seguridad.

Continuar con el programa de incorporar a la empresa privada a que participe activamente en la prestación de los servicios portuarios de atención a las naves

naves y al movimiento de carga.

ARTICULO 104. Para el cumplimiento de los objetivos y las políticas descritas anteriormente anteriormente apruébese el presupuesto de la AUTORIDAD MARITIMA DE PANAMA para la vigencia fiscal de 2003:

Ingresos Totales	72,150,000
Menos: Aumento de Reservas	2,400,500
Ingresos Disponibles	*69,749,500*
Gastos	69,749,500

ARTICULO 105. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que, a continuación se indica:

2.03.0.0.0.0.00	AUTORIDAD MARITIMA DE PANAMA	72,150,000
2.03.1.0.0.0.00	INGRESOS CORRIENTES	72,150,000
2.03.1.1.0.0.00	INGRESOS TRIBUTARIOS	20,900,000
2.03.1.1.1.0.00	IMPUESTOS DIRECTOS	20,900,000
2.03.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	20,900,000
2.03.1.1.1.2.03	IMPUESTOS DE NAVES	20,900,000
2.03.1.2.0.0.00	*INGRESOS NO TRIBUTARIOS*	51,250,000
2.03.1.2.1.0.00	RENTA DE ACTIVOS	4,200,000
2.03.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	4,200,000
2.03.1.2.1.4.16	SERV.DE NAVE A TIERRA Y PUENTE	2,000,000
2.03.1.2.1.4.17	MOVILIZACION DE CARGA (PROY.ARENERO)	2,200,000
2.03.1.2.4.0.00	TASAS Y DERECHOS	44,980,000
2.03.1.2.4.1.00	DERECHOS	3,846,800
2.03.1.2.4.1.06	ABANDERAMIENTO DE NAVES	1,654,800
2.03.1.2.4.1.44	CONCESIONES EN AREAS PORTUARIAS	2,192,000
2.03.1.2.4.2.00	TASAS	41,133,200
2.03.1.2.4.2.08	RECAUDOS CONSULARES	10,428,200
2.03.1.2.4.2.13	DOCUMENTACION DE NAVES	4,500,000
2.03.1.2.4.2.55	ARQUEO Y AVALUO DE NAVES	100,000
2.03.1.2.4.2.56	INVESTIGACION DE ACCIDENTES	3,200,000
2.03.1.2.4.2.57	CERTIFICACION DE COMPETENCIA	15,505,000
2.03.1.2.4.2.58	3% DE NAVES ACCIDENTADAS	1,900,000
2.03.1.2.4.2.59	INSPECCION DE NAVES	5,400,000
2.03.1.2.4.2.60	EXAMENES A OFICIALES MARINOS	100,000
2.03.1.2.6.0.00	INGRESOS VARIOS	2,070,000
2.03.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	990,000
2.03.1.2.6.0.50	INGRESOS VARIOS NAVES	600,000
2.03.1.2.6.0.51	INGRESOS VARIOS CONSULARES	480,000

ARTICULO 106. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		12,095,100
Transferencias Corrientes y Aporte al Fisco		53,984,900
Transferencias Corrientes	*6,105,400*	

Aporte al Fisco	47,879,500	
Servicio de la Deuda		2,719,500
TOTAL DE GASTOS DE FUNCIONAMIENTO		68,799,500

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Puertos	950,000
TOTAL DE GASTOS DE INVERSION	950,000
TOTAL DE PRESUPUESTO DE GASTOS	69,749,500

CAPITULO III

2.08 BINGOS NACIONALES

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Brindar el apoyo logístico para el eficaz cumplimiento de las labores de planeamiento, organización, supervisión y control de las tareas inherentes al desarrollo de los juegos de bingo a nivel nacional, a fin de procurar obtener mayores ingresos.

METAS:

Recaudar ingresos netos producto de la explotación de juegos de suerte y azar por la suma de B/.934,900.

POLITICAS INSTITUCIONALES:

Promover el juego de bingos, a través de una campaña de publicidad, con el propósito de incentivar al cliente a que acuda a las salas de juegos para que participe del mismo.

ARTICULO 107. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de los BINGOS NACIONALES para la vigencia fiscal del 2003:

Ingresos Totales	1,073,200
Menos: Aumento de Reservas	
Ingresos Disponibles	1,073,200
Gastos	1,073,200

ARTICULO 108. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.08.0.0.0.0.00	BINGOS NACIONALES	1,073,200
2.08.1.0.0.0.00	INGRESOS CORRIENTES	1,073,200
2.08.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,073,200
2.08.1.2.1.0.00	RENTA DE ACTIVOS	1,073,200
2.08.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	1,073,200
2.08.1.2.1.5.05	VENTA DE FORMULARIOS Y FICHAS	1,073,200

ARTICULO 109. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		*Valor*
Gastos de Operación		921,800
Transferencias Corrientes,y Aporte al Fisco		151,400
Transferencias Corrientes	127,800	
Aporte al Fisco	23,600	
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		1,073,200
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		1,073,200

CAPITULO IV

2.38 DIRECCIÓN DE AERONAUTICA CIVIL

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Garantizar la calidad de los servicios aeronáuticos dentro de las normas Internacionales.

Mantener relación permanente con todos los sectores nacionales e internacionales relacionados con la aviación.

Garantizar el funcionamiento de todos los aeropuertos del país.

METAS:

Garantizar la total actividad de los sistemas de ayuda a la navegación aérea.

Mantener el nivel de los estándares internacionales en materia de las operaciones de todos los servicios aeronáuticos.

Ejecutar los programas destinados a la rehabilitación de terminales, pistas, plataforma y calles de rodajes.

POLITICAS INSTITUCIONALES:

Aplicar las normas y leyes nacionales e internacionales que garanticen el desarrollo de la actividad aeronáutica del país.

Promover la llegada de nuevas líneas aéreas y el aumento de nuevas frecuencias de vuelo.

Promover el sistema de facilitación a usuarios nacionales y extranjeros.

ARTICULO 110. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de la DIRECCIÓN DE AERONAUTICA CIVIL para la vigencia fiscal de 2003:

Ingresos Totales	36,350,000
Menos: Aumento de Reservas	8,747,400
Ingresos Disponibles	27,602,600
Gastos	27,602,600

ARTICULO 111. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.38.0.0.0.0.00	DIRECCION DE AERONAUTICA CIVIL	36,350,000
2.38.1.0.0.0.00	INGRESOS CORRIENTES	36,337,000
2.38.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	36,337,000
2.38.1.2.1.0.00	RENTA DE ACTIVOS	21,925,000
2.38.1.2.1.1.00	ARRENDAMIENTOS	7,450,000
2.38.1.2.1.1.01	ARRENDAMIENTOS	7,450,000
2.38.1.2.1.3.00	INGRESO POR VENTA DE BIENES	2,075,000
2.38.1.2.1.3.04	VENTA DE ENERGIA	1,175,000
2.38.1.2.1.3.11	COMBUSTIBLE	900,000
2.38.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	12,400,000
2.38.1.2.1.4.08	SERVICIO DE ATERRIZAJE	3,810,000
2.38.1.2.1.4.09	ESTACIONAMIENTO DE AVIONES	170,000
2.38.1.2.1.4.16	SERV.DE NAVE A TIERRA Y PUENTE	1,300,000
2.38.1.2.1.4.18	SER. DE PROTECCION AL VUELO	7,120,000
2.38.1.2.4.0.00	TASAS Y DERECHOS	13,540,000
2.38.1.2.4.1.00	DERECHOS	13,540,000
2.38.1.2.4.1.17	USO DE AEROPUERTOS	12,750,000
2.38.1.2.4.1.24	MATRICULA Y LABORATORIO	350,000
2.38.1.2.4.1.34	ESTACIONAMIENTO PUBLICO Y ESTAC	440,000
2.38.1.2.6.0.00	INGRESOS VARIOS	872,000
2.38.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	54,100
2.38.1.2.6.0.99	OTROS INGRESOS VARIOS	817,900
2.38.2.0.0.0.00	INGRESOS DE CAPITAL	13,000
2.38.2.1.0.0.00	RECURSOS DEL PATRIMONIO	13,000
2.38.2.1.1.0.00	VENTA DE ACTIVOS	13,000
2.38.2.1.1.1.00	VENTA DE INMUEBLES	13,000

2.38.2.1.1.1.01	TERRENOS		13,000

ARTICULO 112. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		19,198,200
Transferencias Corrientes y Aporte al Fisco		5,721,200
Transferencias Corrientes	2,221,200	
Aporte al Fisco	3,500,000	
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		24,919,400

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Adquisición y Rehabilitación de Equipo	1,194,300
Rehabil. y Mantenim. Aeroportuario	1,488,900
TOTAL DE GASTOS DE INVERSION	2,683,200
TOTAL DE PRESUPUESTO DE GASTOS	27,602,600

CAPITULO V

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Adoptar un conjunto de medidas que conduzcan al mejoramiento y modernización de la Institución, a fin de hacerlo eficiente desde el punto de vista técnico, financiero y administrativo.

Mejorar la eficiencia y eficacia de los Sistemas para alcanzar niveles económicos factibles y a la vez mejorar la calidad del servicio de dotación de agua potable.

Lograr minimizar los costos de dotación de los servicios de Agua Potable y Alcantarillados Sanitarios sin deterioro de la calidad de los mismos, mediante la rehabilitación de la infraestructura existente, así como el mantenimiento de las unidades operacionales.

Lograr reducir los niveles de pérdidas físicas y comerciales, a través de la implementación de los proyectos de optimización de los Sistemas.

METAS:

Implementar un programa de control y seguimiento del Plan de Desarrollo a fin de que se ejecuten las inversiones de acuerdo a lo programado en un 95%.

Recaudar el 87.5% de la facturación corriente y recuperar el 40% de la cartera morosa, a través de la aplicación agresiva de programas de corte de servicio por morosidad, cobros ágiles de tipo corriente y desarrollo amplio de los cobros activos.

Culminar el programa de micromedición y macromedición, alcanzando un 70% de micromedición en las conexiones y un 100% de macromedición de las unidades de producción.

Implementación continua de servicios colaterales como pruebas de medidores, investigaciones personalizadas, detección y reparación de fugas en corto tiempo tiempo, incremento de las perforaciones de fuentes subterráneas, mayor frecuencia en la distribución de agua en áreas de bajo suministro. Se incrementarán en un 50%.

Mejorar y depurar el archivo central de clientes de forma que el nuevo proceso de facturación automatizados se consolide y logre una imagen confiable por parte parte de nuestros clientes.

POLITICAS INSTITUCIONALES:

Todo proyecto de desarrollo deberá enmarcarse dentro del Plan General de Desarrollo de la Institución.

Emprender programas de optimización de la infraestructura del suministro de agua potable y recolección de aguas servidas, incluyendo la relocalización de los recursos disponibles a sitios donde puedan brindar su óptimo rendimiento, minimizando los costos de dotación de los servicios sin detrimento de la calidad de los mismos.

Continuar con el aseguramiento de la calidad, cobertura y continuidad del suministro protegiendo así la salud y las inversiones en el sector.

Mejorar los niveles de acceso a los sistemas de Acueductos y Alcantarillados Sanitarios, garantizando eficiencia en el suministro y tarifas razonables.

Incentivar a nuestros clientes a que participen en los programas de optimización, concientizándolos en la disminución del consumo innecesario y reduciendo pérdida físicas, ampliando la vida útil de los sistemas existentes.

Incorporar opciones tecnológicas de bajo costo, que sean compatibles con nuestras condiciones sociales, económicas y culturales.

Optimizar la relación oferta-demanda en todos los sistemas que se encuentran en operación lo que significa maximizar el rendimiento de la capacidad instalada en oferta y minimizar o controlar la demanda a sus niveles reales.

Incorporar opciones tecnológicas de bajo costo, que sean compatibles con nuestras condiciones sociales, económicas y culturales.

Procurar la plena institucionalidad de la empresa, para lo cual serán imprescindible la readecuación oportuna de la estructura orgánica, poniendo especial énfasis en el fortalecimiento de las gerencias regionales para que estas se conviertan en auténticas empresas locales de servicio.

ARTICULO 113. Para el cumplimiento de los objetivos y de las políticas descritas apruébase el presupuesto del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES, para la vigencia fiscal de 2003:

Ingresos Totales	123,040,600
Menos: Aumento de Reservas	11,202,300
Ingresos Disponibles	111,838,300
Gastos	111,838,300

ARTICULO 114. El detalle del presupuesto de ingresos aprobado en el artículo anterior, es el que a continuación se indica.

2.66.0.0.0.0.00	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NAL.	123,040,600
2.66.1.0.0.0.00	INGRESOS CORRIENTES	76,858,900
2.66.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	76,858,900
2.66.1.2.1.0.00	RENTA DE ACTIVOS	65,819,200
2.66.1.2.1.3.00	INGRESO POR VENTA DE BIENES	65,819,200
2.66.1.2.1.3.07	AGUA	65,819,200
2.66.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,000,000
2.66.1.2.3.1.00	GOBIERNO CENTRAL	3,000,000
2.66.1.2.3.1.12	MINISTERIO DE SALUD	3,000,000
2.66.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	1,500,000
2.66.1.2.5.0.01	TASA DE VALORIZACION	1,500,000
2.66.1.2.6.0.00	INGRESOS VARIOS	6,539,700
2.66.1.2.6.0.10	VIGENCIAS EXPIRADAS	2,200,000
2.66.1.2.6.0.99	OTROS INGRESOS VARIOS	4,339,700
2.66.2.0.0.0.00	INGRESOS DE CAPITAL	46,181,700
2.66.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	46,181,700
2.66.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	46,181,700
2.66.2.3.2.1.00	GOBIERNO CENTRAL	46,181,700
2.66.2.3.2.1.12	MINISTERIO DE SALUD	46,181,700

ARTICULO 115. La estructura y asignación del presupuesto de gastos, es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		50,904,700
Transferencias Corrientes y Aporte al Fisco		3,105,100
Transferencias Corrientes	3,105,100	
Aporte al Fisco		

Servicio de la Deuda	7,580,500
TOTAL DE GASTOS DE FUNCIONAMIENTO	61,590,300

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Desarrollo de Sist. de Agua	40,228,600
Desarrollo Sist. Alcantarillado	8,880,700
Inversiones Complementarias	1,138,700
TOTAL DE GASTOS DE INVERSION	50,248,000
TOTAL DE PRESUPUESTO DE GASTOS	111,838,300

CAPITULO VI

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Modernizar y ampliar el Sistema de información Comercial de Precios y Mercados Nacional e Internacional, como instrumento de orientación en la toma de decisiones de los agentes económicos (productores, empresarios y consumidores).

Aumentar la transparencia y eficiencia de los mercados, que promuevan un mayor nivel de competencia y participación de la inversión privada y extranjera en las actividades actividades agropecuarias.

Reducir las pérdidas en postcosecha de los productos agropecuarios, aumentando la la disponibilidad de alimentos y mejorando los ingresos de los productores.

Promover el sistema de mercado de productos agropecuarios, que permita aumentar y diversificar la producción nacional en forma sostenida coordinando con entidades publicas y privadas.

Garantizar, en caso de emergencia nacional, el abastecimiento interno de los productos agropecuarios nacionales importados para cubrir las necesidades del mercado local.

Apoyar el proceso de comercialización agrícola, a través de la prestación de los Servicios Agroindustriales.

METAS:

Actualización y seguimiento en un 90% de la información que se genera a través de la la gestión de las Cadenas Agroalimentarias, para la formulación de la política agropecuaria de los rubros: Sal, Azúcar, Grasas Aceites, Productos no tradicionales de Exportación, Flores, Plantas y Follajes.

Incrementar los ingresos provenientes de alquiler de módulos, locales comerciales y cuarto frío.

Capacitar y entrenar más de 52 técnicos en conocimientos en la tecnología agrícola, la pecuaria y forestal.

Incorporar a unas 20 organizaciones de agricultores y todos aquellos grupos interesados en participar en el proceso de comercialización directa. Gestionar la creación de por lo menos 60 carnicerías móviles dedicadas al expendio de carne porcina y aves.

Fortalecer y mejorar las finanzas institucionales, a través del programa de modernización en un 75% en tecnología, métodos y procedimientos financieros.

Lograr depurar la cartera de cuentas por cobrar y cuentas por pagar en un 75% y gestiones de cobro en un 50% en lo que a cuentas por cobrar se refiere.

POLITICAS INSTITUCIONALES:

Desarrollar y mejorar los mercados mayoristas y minoristas, operados por organizaciones privadas que faciliten la estandarización de los productos transados.

Completar un conjunto de normas técnicas y de calidad para regular los productos según las normas internacionales.

Incremento en la participación del sector privado en la prestación de servicios agroindustriales.

Desarrollar un sistema nacional de información de precios y mercados, para que los productores y demás agentes económicos puedan disponer de información que les permita tomar decisiones dentro de las cadenas agroalimentarias existentes.

Ofrecer a los productores el Servicio de Almacenamiento y Secado en las plantas agroindustriales de la Institución, mediante un buen y eficiente servicio.

Participar en los servicios de asistencia técnica básica y capacitación en gestión de comercialización a productores para que superen la pobreza.

ARTICULO 116. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente, apruébase el presupuesto del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2003:

Ingresos Totales	3,979,600
Menos: Aumento de Reservas	
Ingresos Disponibles	3,979,600
Gastos	3,979,600

ARTICULO 117. El detalle del presupuesto de ingresos aprobado en el artículo anterior

es el que a continuación se indica:

2.70.0.0.0.0.00	INSTITUTO DE MERCADEO AGROPECUARIO	3,979,600
2.70.1.0.0.0.00	INGRESOS CORRIENTES	3,979,600
2.70.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,979,600
2.70.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	2,919,000
2.70.1.2.3.1.00	GOBIERNO CENTRAL	2,919,000
2.70.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	2,919,000
2.70.1.2.6.0.00	INGRESOS VARIOS	1,060,600
2.70.1.2.6.0.99	OTROS INGRESOS VARIOS	1,060,600

ARTICULO 118. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		3,389,500
Transferencias Corrientes y Aporte al Fisco		532,000
Transferencias Corrientes	532,000	
Aporte al Fisco		
Servicio de la Deuda		58,100
TOTAL DE GASTOS DE FUNCIONAMIENTO		3,979,600
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		3,979,600

CAPITULO VII

2.78 EMPRESA DE TRANSMISIÓN ELECTRICA , S.A.

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Transportar energía eléctrica desde el punto de entrega de dicha energía por el generador hasta el punto de recepción por la empresa distribuidora o gran cliente y las interconexiones internacionales.

Planificar la expansión, construir nuevas ampliaciones y reforzar la red de transmisión, así como la operación y el mantenimiento el sistema interconectado nacional.

Expandir, operar, mantener y prestar servicios relacionados con la red nacional de meteorología e hidrología.

METAS:

Mejorar y reemplazar líneas de Transmisión Colón - Panamá II.

Actualizar el Centro de Despacho.

Disminuir el monto de las perdidas de transmisión en un 1%.

Disminuir la energía no servida en un 10%.

POLITICAS INSTITUCIONALES:

Establecer los planes estratégicos y los mecanismos operativos para el mantenimiento preventivo y predictivo de las diferentes líneas de transmisión.

Efectuar mejoras a las líneas de transmisión y subestaciones eléctricas para evitar salidas forzadas de la red y garantizar un servicio confiable a los agentes del mercado y usuarios en general.

Mejorar la eficacia operativa, a través de la implementación de sistemas de comunicación de la empresa.

ARTICULO 119. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el Presupuesto de la EMPRESA DE TRANSMISIÓN ELECTRICA, S.A. para la vigencia fiscal de 2003:

Ingresos Totales	64,675,500
Menos: Aumento de Reservas	21,398,400
Ingresos Disponibles	43,277,100
Gastos	43,277,100

ARTICULO 120. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.78.0.0.0.0.00	EMPRESA DE TRANSMISION ELECTRICA S.A.	64,675,500
2.78.1.0.0.0.00	INGRESOS CORRIENTES	46,578,000
2.78.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	46,578,000
2.78.1.2.4.0.00	TASAS Y DERECHOS	46,178,000
2.78.1.2.4.2.00	TASAS	46,178,000
2.78.1.2.4.2.65	PEAJE POR TRANSMISION DE ENERGIA	46,178,000
2.78.1.2.6.0.00	INGRESOS VARIOS	400,000
2.78.1.2.6.0.99	OTROS INGRESOS VARIOS	400,000
2.78.2.0.0.0.00	INGRESOS DE CAPITAL	18,097,500
2.78.2.2.0.0.00	RECURSOS DEL CREDITO	18,097,500
2.78.2.2.2.0.00	CREDITO EXTERNO	18,097,500
2.78.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	18,097,500
2.78.2.2.2.1.31	B.I.D. S/N IRHE L/T	18,097,500

ARTICULO 121. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		20,097,800
Transferencias Corrientes y Aporte al Fisco		11,728,100
.Transferencias Corrientes	1,347,200	
Aporte al Fisco	10,380,900	
Servicio de la Deuda		2,404,100
TOTAL DE GASTOS DE FUNCIONAMIENTO		34,230,000

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Transmisión	8,023,200
Planeamiento y Estudios	457,300
Otras Inversiones	566,600
TOTAL DE GASTOS DE INVERSION	9,047,100
TOTAL DE PRESUPUESTO DE GASTOS	43,277,100

CAPITULO VIII

2.82 LOTERIA NACIONAL DE BENEFICENCIA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Planear, coordinar, evaluar y controlar las diversas actividades financieras y operativas para el logro de los planes, programas y proyectos a nivel institucional y coadyuvar al desarrollo socioeconómico del país, mediante la explotación del juego de lotería en todo el territorio nacional.

METAS:

Emitir chances y billetes por B/.472,681,510.00; obtener un nivel de venta por B/.354,511,125, pagar en concepto de Comisión a los Billeteros B/.32,461,179 y aportar al Tesoro Nacional B/.63,991,800.

Mantener el buen uso de los sistemas administrativos y operacionales de la Casa Matriz y de todas las agencias, a través de redes y programas de cómputo.

Apoyo a Instituciones Benéficas que incluye en Instituciones Pública y Privadas, Escuelas, Asilos, Orfanatos, Asociaciones sin fines de lucro.

Continuar con los programas de otorgamiento de sillas de ruedas a nivel nacional y apoyo a los programas sociales.

POLITICAS INSTITUCIONALES:

Ejecutar el programa de capacitación laboral orientado a aumentar la productividad en las áreas administrativas, operativas y financieras.

Instituir programas agresivos de promoción de los sorteos, con el objeto de penetrar y y captar nuevos mercados y promocionar las diversas actividades de beneficencia con los cuales contribuye la institución.

ARTICULO 122. *Para el cumplimiento de los objetivos y de las políticas descritas* anteriormente apruébase el presupuesto de la LOTERIA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2003:

Ingresos Totales	121,500,000
Menos: Aumento de Reservas	1,316,400
Ingresos Disponibles	120,183,600
Gastos	120,183,600

ARTICULO 123. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.82.0.0.0.0.00	LOTERIA NACIONAL DE BENEFICENCIA	121,500,000
2.82.1.0.0.0.00	INGRESOS CORRIENTES	121,500,000
2.82.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	121,500,000
2.82.1.2.1.0.00	RENTA DE ACTIVOS	121,401,000
2.82.1.2.1.1.00	ARRENDAMIENTOS	46,600
2.82.1.2.1.1.01	ARRENDAMIENTOS	46,600
2.82.1.2.1.5.00	INGRESOS POR ESPEC. DE SUERTE	121,354,400
2.82.1.2.1.5.01	EMISIONES DE BILLETES DE LOTERIA	33,850,600
2.82.1.2.1.5.04	PREMIOS DEVUELTOS Y CADUCADOS	87,503,800
2.82.1.2.6.0.00	INGRESOS VARIOS	99,000
2.82.1.2.6.0.99	OTROS INGRESOS VARIOS	99,000

ARTICULO 124. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		52,964,100
Transferencias Corrientes y Aporte al Fisco		66,979,200
Transferencias Corrientes	2,987,400	
Aporte al Fisco	63,991,800	
Servicio de la Deuda		114,600
TOTAL DE GASTOS DE FUNCIONAMIENTO		120,057,900

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Infraestructura	75,800
Equipamiento	49,900
TOTAL DE GASTOS DE INVERSION	125,700
TOTAL DE PRESUPUESTO DE GASTOS	120,183,600

CAPITULO IX

2.96 ZONA LIBRE DE COLON

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Incrementar el nivel de empleo en la provincia de Colón.

Aprovechar al máximo la posición geográfica de la República de Panamá.

Generar beneficios a la economía nacional, logrando el incremento del producto interno bruto.

METAS:

Brindar de manera eficiente los servicios requeridos para recibir, despachar y almacenar un total de 500,000 toneladas métricas anuales de mercancia, que representan un valor de aproximado de B/.4,500.0 millones.

Generar un promedio de 1,000 empleos por año a fin de mejorar la situación socio-económica de la Provincia de Colón.

POLITICAS INSTITUCIONALES:

Mejorar la imagen de la Zona Libre de Colón, a través de una agresiva campaña de divulgación promocional, a fin de atraer proyectos que generen inversiones para la creación de nuevas fuentes de empleo.

Mejorar la infraestructura del área y de la comunidad a través de proyectos de inversiones, logrando así un incremento de las construcciones del sector público contribuyendo al aumento del producto interno bruto.

ARTICULO 125. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de la ZONA LIBRE DE COLON para la vigencia fiscal de 2003:

Ingresos Totales	21,569,000
Menos: Aumento de Reservas	650,000
Ingresos Disponibles	20,919,000
Gastos	20,919,000

ARTICULO 126. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

2.96.0.0.0.0.00	ZONA LIBRE DE COLON	21,569,000
2.96.1.0.0.0.00	INGRESOS CORRIENTES	21,569,000
2.96.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	21,437,000
2.96.1.2.1.0.00	RENTA DE ACTIVOS	18,032,000
2.96.1.2.1.1.00	ARRENDAMIENTOS	9,696,000
2.96.1.2.1.1.01	ARRENDAMIENTOS	5,376,000
2.96.1.2.1.1.02	DE LOTES Y TIERRAS	4,320,000
2.96.1.2.1.3.00	INGRESO POR VENTA DE BIENES	6,860,000
2.96.1.2.1.3.10	IMPRESOS Y FORMULARIOS	6,860,000
2.96.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	1,476,000
2.96.1.2.1.4.02	ASEO Y RECOLECCION DE BASURA	972,000
2.96.1.2.1.4.06	SERVICIO DE ALMACENAJE	504,000
2.96.1.2.4.0.00	TASAS Y DERECHOS	3,265,000
2.96.1.2.4.2.00	TASAS	3,265,000
2.96.1.2.4.2.21	REFRENDO DE DOCUMENTOS	16,000
2.96.1.2.4.2.23	EXPEDICION DE CARNETS	300,000
2.96.1.2.4.2.45	EXPEDICION DE DOCUMENTOS	984,000
2.96.1.2.4.2.51	TASA DE SEGURIDAD Y VIGILANCIA	1,500,000
2.96.1.2.4.2.99	OTRAS TASAS	465,000
2.96.1.2.6.0.00	INGRESOS VARIOS	140,000
2.96.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	120,000
2.96.1.2.6.0.99	OTROS INGRESOS VARIOS	20,000
2.96.1.3.0.0.00	OTROS INGRESOS CORRIENTES	132,000
2.96.1.3.2.0.00	INT. Y COMISIONES GANADOS	132,000
2.96.1.3.2.0.21	POR GOBIERNO CENTRAL	132,000

ARTICULO 127. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		6,499,000
Transferencias Corrientes y Aporte al Fisco		7,532,500
Transferencias Corrientes	3,211,900	
Aporte al Fisco	4,320,600	
Servicio de la Deuda		6,287,500
TOTAL DE GASTOS DE FUNCIONAMIENTO		20,319,000

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Inversiones Estratégicas de Zona Libre	600,000
TOTAL DE GASTOS DE INVERSION	600,000
TOTAL DE PRESUPUESTO DE GASTOS	20,919,000

TITULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPITULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTICULO 128. Apruébanse los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2003 cuyos resúmenes de Ingresos y Gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	354,162,600	597,075,900	951,238,500	286,886,400	664,352,100	951,238,500
SUPERINTENDENCIA DE BANCOS	5,645,300	0	5,645,300	5,645,300		5,645,300
BANCO DE DESARROLLO AGROPECUARIO	33,000,000	26,796,100	59,796,100	8,468,900	51,327,200	59,796,100
BANCO HIPOTECARIO NACIONAL	11,540,800	9,178,500	20,719,300	12,593,300	8,126,000	20,719,300
BANCO NACIONAL DE PANAMA	216,988,600	402,764,800	619,753,400	184,546,000	435,207,400	619,753,400
CAJA DE AHORROS	83,650,300	158,336,500	241,986,800	72,315,300	169,671,500	241,986,800
COMISION NACIONAL DE VALORES	986,600	0	986,600	986,600		986,600
INSTITUTO DE SEGURO AGROPECUARIO	2,351,000	0	2,351,000	2,331,000	20,000	2,351,000

ARTICULO 129. Apruébanse los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2003 cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACION CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	INTERESES DE LA DEUDA	TOTAL
TOTAL	183,731,300	7,965,100	76,741,700	18,448,300	286,886,400
SUPERINTENDENCIA DE BANCOS	5,108,400	536,900	0	0	5,645,300
BANCO DE DESARROLLO AGROPECUARIO	5,975,300	683,600	0	1,810,000	8,468,900
BANCO HIPOTECARIO NACIONAL	6,727,300	373,800	1,741,700	3,750,500	12,593,300
BANCO NACIONAL DE PANAMA	104,492,900	3,160,200	75,000,000	1,892,900	184,546,000
CAJA DE AHORROS	58,950,400	2,370,900	0	10,994,000	72,315,300
COMISION NACIONAL DE VALORES	907,000	79,600	0	0	986,600
INSTITUTO DE SEGURO AGROPECUARIO	1,570,000	760,100	0	900	2,331,000

ARTICULO 130. Apruébanse los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2003 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	628,983,200	5,890,400	0	29,478,500	664,352,100
BANCO DE DESARROLLO AGROPECUARIO	38,759,200	0	0	12,568,000	51,327,200
BANCO HIPOTECARIO NACIONAL	428,000	0	0	7,698,000	8,126,000
BANCO NACIONAL DE PANAMA	425,724,000	1,307,800	0	8,175,600	435,207,400
CAJA DE AHORROS	164,072,000	4,582,600	0	1,016,900	169,671,500
INSTITUTO DE SEGURO AGROPECUARIO	0	0	0	20,000	20,000

CAPITULO II

3.10 SUPERINTENDENCIA DE BANCOS

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Velar por el mantenimiento de la solidez y eficiencia del Centro Bancario Internacional.

Promover la confianza publica en el sistema Bancario y velar porque los Bancos mantengan coeficientes de solvencia y liquidez apropiados de acuerdo a sus obligaciones.

Fortalecer y fomentar el desarrollo de Panamá como centro financiero internacional.

METAS:

Continuar desarrollando las reglamentaciones del Decreto Ley No. 9 de 26 de febrero de 1998 de conformidad con los Principios Básicos de Basilea.

Velar por que los Bancos tengan procedimientos adecuados que permitan la supervisión y control de sus actividades a escala nacional e internacional.

Continuar con la implementación de los estándares internacionales para una supervisión bancaria efectiva.

Ejecutar inspecciones integrales in situ de por lo menos el 50% de los Bancos que componen el Centro Bancario Internacional y dar seguimiento a las recomendaciones señaladas a los Bancos durante las inspecciones anteriores.

Velar por que los Bancos suministren a sus clientes información que asegure la mayor transparencia en las operaciones bancarias.

Colaborar con el Grupo de Acción Financiera del Caribe para la implementación de medidas para combatir el blanqueo de capitales y la financiación del terrorismo.

Continuar inspeccionando los procedimientos y mecanismos de control interno de los bancos, a fin de verificar el debido cumplimiento de las disposiciones de la Ley 42 de 2001, que establecen medidas para la prevención del delito de blanqueo de capitales.

Cumplir con el programa de inspecciones in situ y extra situ en las empresas fiduciarias, a fin de supervisar y fiscalizar el adecuado funcionamiento del negocio fiduciario, de acuerdo a lo establecido en la Ley que lo regula y a las normas de prevención y control del Blanqueo de Capitales y su reglamentación.

POLITICAS INSTITUCIONALES:

Asesorar al gobierno nacional de todas aquellas materias que guarden relación con el desarrollo del Sistema Bancario.

Fortalecer la imagen positiva de la institución a nivel interno y externo, en torno a la supervisión bancaria y al control del uso indebido de los servicios bancarios.

Promover la confianza y transparencia en el Centro Bancario Internacional a fin de incentivar nuevas inversiones en sectores que promueven el desarrollo económico del país.

Velar porque se cumplan las normas y políticas que se establezcan en materia bancaria y fiduciaria.

ARTICULO 131. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébese el presupuesto de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal 2003:

Ingresos Totales	6,192,500
Menos: Aumento de Reservas	547,200
Ingresos Disponibles	5,645,300
Gastos	5,645,300

ARTICULO 132. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.10.0.0.0.0.00	SUPERINTENDENCIA DE BANCOS	6,192,500
3.10.1.0.0.0.00	INGRESOS CORRIENTES	6,192,500
3.10.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,682,500
3.10.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,050,600
3.10.1.2.3.7.00	SECTOR PRIVADO	1,050,600
3.10.1.2.3.7.02	FECI	1,050,600
3.10.1.2.4.0.00	TASAS Y DERECHOS	4,618,900
3.10.1.2.4.2.00	TASAS	4,618,900
3.10.1.2.4.2.15	INSPECCIONES Y AVALUOS	1,875,800
3.10.1.2.4.2.50	TASA DE REGULACION BANCARIA	2,743,100
3.10.1.2.6.0.00	INGRESOS VARIOS	13,000
3.10.1.2.6.0.99	OTROS INGRESOS VARIOS	13,000
3.10.1.3.0.0.00	OTROS INGRESOS CORRIENTES	110,000
3.10.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	110,000
3.10.1.3.1.0.12	INSTITUCIONES DESCENTRALIZADAS	110,000
3.10.1.4.0.0.00	SALDO EN CAJA Y EN BANCO	400,000
3.10.1.4.2.0.00	DISPONIBLE LIBRE EN BANCO	400,000
3.10.1.4.2.0.01	SALDO CORRIENTE	400,000

ARTICULO 133. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		5,108,400
Transferencias Corrientes y Aporte al Fisco		536,900
Transferencias Corrientes	536,900	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		5,645,300
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		5,645,300

CAPITULO III

3.15 BANCO DE DESARROLLO AGROPECUARIO

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Brindar asistencia financiera a las actividades productivas de las micros, pequeños y medianos productores, así como los grupos asociativos, con la finalidad de satisfacer la demanda interna de productos y materias primas agroindustriales,

aumentando la rentabilidad de sus explotaciones, basadas en las directrices del Plan Económico que impulsa el Gobierno Nacional.

Apoyar el proceso de modernización y transformación del sector agropecuario, impulsando el financiamiento de rubros no tradicionales para la exportación, la diversificación de cultivos y la reconversión, con miras a incrementar la generación de divisas y el empleo en las áreas rurales, elevando el nivel de vida de la población.

METAS:

Ejecutar un presupuesto de inversión por la suma total de B/. 38.8 millones, para cubrir la demanda de crédito de los renglones agrícolas, pecuarios, comercialización, infraestructura y equipo y otros, así como otras inversiones de Fortalecimiento Institucional

Cumplir el Programa de Crèdito Agropecuario por la suma de B/.36.5 millones, que estarà destinado a la concesiòn de nuevos prèstamos agropecuarios.

Destinar la suma de B/.2.2 millones, al Programa de Fortalecimiento Institucional para la modernización del BDA, mediante los subprogramas y proyectos de Modernización de la de la red de Informàtica, renovaciòn de la flota de transporte (terrestre y maritima), equipo de vigilancia y seguridad, construcciòn y rehabilitaciòn de Sucursales, Supervisiòn y Evaluación de los programas de crèdito BDA-FECI, Promociòn del Crèdito y Capacitaciòn Tècnica.

Formalizar 4,883 proyectos crediticios a travès de 34 sucursales en todo el pais

Financiar 7,038 hectàreas de productos agrìcolas para el mercado interno y la exportaciòn.

Apoyar la adquisición de unos 32,373 semovientes (ganado bovino, porcino y otros.

Beneficiar directamente a 4,070 productores agropecuarios (micro, pequeños y medianos).

Generar 1,531,048 jornales con un valor monetario de B/.10.0 millones en mano de obra rural.

Contribuir al producto interno bruto agropecuario, con una producciòn valorada en B/.53.1 millones.

POLITICAS INSTITUCIONALES:

Modernizar la estructura administrativa y operacional del Banco, con el propósito de transformarlo en un intermediario financiero eficiente.

Profundizar las acciones de saneamiento financiero, a través de la depuración de la cartera y el ordenamiento de los pasivos.

Aumentar la captación de ingresos, para elevar la disponibilidad de recursos crediticios hacia los productores agropecuarios.

Orientar el crédito hacia actividades prioritarias, dentro de un marco de reconversión y competitividad, con los paquetes tecnológicos disponibles y criterios de rentabilidad.

Incrementar el financiamiento a los rubros no tradicionales de exportación utilizando tecnología apropiada para elevar la productividad y rentabilidad de los mismos, en busca de una mayor competitividad en el mercado internacional.

Mejorar y ampliar los servicios de créditos, mediante la agilización en el trámite de los contratos de préstamos, que permitan otorgar un crédito más ágil y oportuno.

Fortalecer el programa de micro crédito para apoyar los sectores más débiles de la producción, que no tienen acceso a las fuentes públicas y privadas de financiamiento.

Promover la capacitación del recurso humano institucional, para brindar una asistencia crediticia eficiente.

ARTICULO 134. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente, apruébase el presupuesto del BANCO DE DESARROLLO GROPECUARIO para la vigencia fiscal de 2003:

Ingresos	71,762,500
Menos: Aumento de Reservas	11,966,400
Ingresos Disponibles	59,796,100
Gastos	59,796,100

ARTICULO 135. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a que a continuación se indica:

3.15.0.0.0.0.00	BANCO DE DESARROLLO AGROPECUARIO	71,762,500
3.15.1.0.0.0.00	INGRESOS CORRIENTES	33,000,000
3.15.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	25,500,000
3.15.1.2.1.0.00	RENTA DE ACTIVOS	50,000
3.15.1.2.1.1.00	ARRENDAMIENTOS	50,000
3.15.1.2.1.1.01	ARRENDAMIENTOS	50,000
3.15.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	24,800,000
3.15.1.2.3.7.00	SECTOR PRIVADO	24,800,000
3.15.1.2.3.7.02	FECI	24,800,000
3.15.1.2.4.0.00	TASAS Y DERECHOS	650,000
3.15.1.2.4.2.00	TASAS	650,000
3.15.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRES	650,000
3.15.1.3.0.0.00	OTROS INGRESOS CORRIENTES	7,500,000
3.15.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	7,500,000
3.15.1.3.1 0.17	A SECTOR PRIVADO	7,500,000
3.15.2.0.0.0.00	INGRESOS DE CAPITAL	38,762,500
3.15.2.1.0.0.00	RECURSOS DEL PATRIMONIO	21,000,000
3.15.2.1.1.0.00	VENTA DE ACTIVOS	1,500,000
3.15.2.1.1.1.00	VENTA DE INMUEBLES	1,500,000

3.15.2.1.1.1.03	OTRAS INSTALACIONES	1,500,000
3.15.2.1.3.0.00	RECUPERACION DE PRESTAMOS	19,500,000
3.15.2.1.3.7.00	SECTOR PRIVADO	19,500,000
3.15.2.1.3.7.01	PRESTAMOS AGROPECUARIOS	19,500,000
3.15.2.2.0.0.00	RECURSOS DEL CREDITO	16,500,000
3.15.2.2.1.0.00	CREDITO INTERNO	16,500,000
3.15.2.2.1.4.00	PRESTAMOS	16,500,000
3.15.2.2.1.4.01	GOBIERNO CENTRAL (BDA-CBN)	16,500,000
3.15.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	1,262,500
3.15.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	1,262,500
3.15.2.3.2.1.00	GOBIERNO CENTRAL	1,262,500
3.15.2.3.2.1.10	GOBIERNO CENTRAL (FECC-LEY 24)	1,262,500

ARTICULO 136. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		5,975,300
Transferencias Corrientes y Aporte al Fisco		683,600
Transferencias Corrientes	683,600	
Aporte al Fisco		
Servicio de la Deuda		14,378,000
TOTAL DE GASTOS DE FUNCIONAMIENTO		21,036,900
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
Crédito Agropecuario		35,805,800
Equipamiento		625,000
Rehabilitación de Sucursales		213,000
Supervisión BDA-Sup.Bancaria		852,900
Prog.Espec.Crédito Contingente		1,262,500
TOTAL DE GASTOS DE INVERSION		38,759,200
TOTAL DE PRESUPUESTO DE GASTOS		59,796,100

CAPITULO IV

3.30 BANCO HIPOTECARIO NACIONAL

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Mejorar la capacidad y administración de la estructura actual.

Continuar con el proceso de concientización a los morosos para que cumplan con sus obligaciones. Se harán visitas casa por casa.

Coordinar con otras instituciones del Estado con informaciones relativas a los lugares de lugares de trabajo de prestarios morosos, para gestiones de cobro a través de empresas empresas públicas y privadas.

Incrementar al máximo la inclusión a descuento directo de los prestatarios.
Realizar arreglos de pagos y refinanciamientos de acuerdo a la capacidad de pago de los prestatarios morosos.

Continuar con procesos legales vía jurisdicción coactiva hasta la fase de remate.
Compra de fincas a particulares, sobre l as cuales se han construido proyectos y/o por invasiones.

Incrementar los Ingresos mediante una dinámica gestión de cobro.

Racionalización del gasto, mediante eliminación de gastos innecesarios. Mantener al día los compromisos con Organismos Nacionales e Internacionales.

Realizar la reforma institucional que exigen las circunstancias del mercado, se revisará el el sistema actual de informática para cubrir las necesidades de la institución con relación al manejo y administración de Cartera.

METAS:

Confección y entrega de aproximadamente 2,000 Escrituras.

Incluir a Descuento Directo un promedio de 3,000 prestatarios.

Realizar 1,500 publicaciones, con el propósito de concienciar a los prestatarios morosos y efectuar un aproximado de 5,000 Arreglos de Pagos.

Ejecutar 100 Juicios de Jurisdicción coactiva.

Compras de 10 Fincas producto de Invasiones.

Celebrar 24 Operativos de Cobro, 2 por mes con la participación de analistas de crédito y cobradores.

Se procederá a formalizar unas 30 readjudicaciones, traspasos y cambio de nombre.

POLITICAS INSTITUCIONALES:

Las generaciones de créditos y las legalizaciones se otorgan sobre la base del descuento directo.

Proceder con legalización y pago de las Fincas propiedad de terceros, para que pasen a nombre del Banco Hipotecario Nacional.

Establecer claramente los términos de referencia, las aprobaciones, actividades de de promoción y los actos públicos correspondiente para la venta de activos, concesiones de Cartera y Traspaso de Cartera Social.

Se garantizará la eficiencia y seguridad de ahorristas del Sistema de Ahorro y

Préstamo para la Vivienda, mediante el cumplimiento de la Ley y una relación continua con el Sistema.

Se dará especial atención a la agilización de trámite en la institución, mediante acciones en conjunto de las áreas de Recursos Humanos, Jurídico, Auditoria y Mantenimiento.

ARTICULO 137. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2003:

Ingresos Totales	21,942,600
Menos: Aumento de Reservas	1,223,300
Ingresos Disponibles	20,719,300
Gastos	20,719,300

ARTICULO 138. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.30.0.0.0.0.00	BANCO HIPOTECARIO NACIONAL	21,942,600
3.30.1.0.0.0.00	INGRESOS CORRIENTES	11,540,800
3.30.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	3,231,400
3.30.1.2.1.0.00	RENTA DE ACTIVOS	1,344,700
3.30.1.2.1.1.00	ARRENDAMIENTOS	1,344,700
3.30.1.2.1.1.01	ARRENDAMIENTOS	1,344,700
3.30.1.2.4.0.00	TASAS Y DERECHOS	30,900
3.30.1.2.4.2.00	TASAS	30,900
3.30.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRES	30,900
3.30.1.2.6.0.00	INGRESOS VARIOS	1,855,800
3.30.1.2.6.0.11	REINTEGROS	1,510,900
3.30.1.2.6.0.99	OTROS INGRESOS VARIOS	344,900
3.30.1.3.0.0.00	OTROS INGRESOS CORRIENTES	8,309,400
3.30.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	8,309,400
3.30.1.3.1.0.17	A SECTOR PRIVADO	8,309,400
3.30.2.0.0.0.00	INGRESOS DE CAPITAL	10,401,800
3.30.2.1.0.0.00	RECURSOS DEL PATRIMONIO	10,401,800
3.30.2.1.1.0.00	VENTA DE ACTIVOS	414,900
3.30.2.1.1.1.00	VENTA DE INMUEBLES	414,900
3.30.2.1.1.1.01	TERRENOS	414,900
3.30.2.1.3.0.00	RECUPERACION DE PRESTAMOS	9,986,900
3.30.2.1.3.7.00	SECTOR PRIVADO	9,986,900
3.30.2.1.3.7.03	PRESTAMOS HIPOTECARIOS	9,986,900

ARTICULO 139. La estructura y a signación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		6,727,300
Transferencias Corrientes y Aporte al Fisco		2,115,500
Transferencias Corrientes	373,800	
Aporte al Fisco	1,741,700	

Servicio de la Deuda	11,448,500
TOTAL DE GASTOS DE FUNCIONAMIENTO	20,291,300
PRESUPUESTO DE INVERSIONES	
PROGRAMAS	
Inversiones Propias Del B.H.N.	428,000
TOTAL DE GASTOS DE INVERSION	428,000
TOTAL DE PRESUPUESTO DE GASTOS	20,719,300

CAPITULO V

3.45 BANCO NACIONAL DE PANAMA

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Optimizar la gestión administrativa ejecutando con eficiencia el ahorro y disminución en los costos financieros y los gastos operacionales, que produzcan el rendimiento económico financiero en la utilidad a la institución.

Otorgar financiamiento dentro de los parámetros de eficiencia y calidad, que apoye el desarrollo y expansión de las actividades del sector privado, priorizando en aquellas que a corto y mediano plazo aportan valor inmediato.

Ser el ente canalizador de recursos para promover el incremento de la producción y el empleo, mediante el impulso de la inversión y el consumo.

Continuar brindando el financiamiento al Sector Público bajo criterios orientados fundamentalmente a la realización de proyectos de inversión que impulsen la plataforma económica y social.

Mantener y desarrollar una política estricta y eficiente de recuperación de crédito.

METAS:

Agilizar la continuidad del financiamiento a rubros del sector primario (agrícola, pecuario, de acuicultura y forestal) en función de la reconversión tecnológica, atendiendo las ventajas competitivas a nivel nacional e internacional.

Brindar apoyo financiero en aquellas actividades del sector primario afectadas por fenómenos, tales como la caída de precios internacionales y desastres naturales.

Mantener el apoyo tradicional a las industrias existentes, en sus planes de expansión, reconversión y en sus necesidades de capital de trabajo, a fin de contribuir a la modernización del sector y su competitividad.

Atraer depósitos de ahorro, manteniendo una revisión periódica de la tasa de interés para conservar un nivel competitivo y acorde a la práctica bancaria; crear nuevos productos y mejorar los existentes.

Realizar las inversiones de fondos y de valores, dentro de las condiciones de mercado existentes y de las regulaciones establecidas para el Banco, que le brinden a la Institución Institución una mayor rentabilidad o maximización de ingresos.

Analizar e invertir en instrumentos negociables, tanto locales como internacionales; y promover el crecimiento del mercado secundario.

Continuar con la renovaoión de los equipos de informática en el Centro de Computo y el análisis de nuevos productos.

Continuar con la implementación de un sistema bancario integral, que permita la agilización y actualización del proceso de automatización de los sistemas internos.

Depurar los informes financieros relativos a la determinación de la rentabilidad de sucursales productos; y ofrecer a las unidades administrativas involucradas, los instrumentos de análisis necesarios para un control efectivo.

Fortalecer la actual fuerza de venta y mercadeo a nivel nacional, a fin de que se adapten nuevas corrientes de liberación y globalización de mercados.

Crear nuevos productos y servicios bancarios, dirigidos a satisfacer las necesidades de los consumidores, y promoverlos a través de medios más efectivos.

POLITICAS INSTITUCIONALES:

Promover y financiar el desarrollo de las actividades productoras del sector privado, con prioridad en aquellas que contribuyan en l corto y mediano plazo al desarrollo de la economía panameña.

Asegurar el buen funcionamiento de los sistemas y aplicaciones de carácter tecnológico e informáticos, que nos mantenga en posición competitiva.

Mantener la responsabilidad del control de los gastos e inversiones del Banco, como ente fiscalizador que permita la disponibilidad de fondos y la legalidad de los actos, con la prudencia y eficiencia para honrar sus compromisos garantizando una adecuada ejecución presupuestaria.

Emitir informes gerenciales, necesarios para el manejo efectivo de las decisiones del Banco, y dar cumplimiento a la generación de informes oportunos, con la regularidad y puntualidad requerida, según lo solicitado por instituciones como: La Superintendencia de Bancos, Contraloría General de la República, Ministerio de Economía y Finanzas, Asamblea Legislativa, Instituciones Financieras Internacionales, Banco Mundial, Fondo Monetario Internacional, Banco Interamericano de Desarrollo, Auditores Externo e Internos, entre otros.

Realizar a nivel nacional auditorias de tipo administrativo y operativo, dinámicas, oportunas y efectivas; y evaluar el grado de seguridad de los bienes patrimoniales.

Promover acciones dirigidas a asegurar niveles adecuados de captación de fondos de origen privado (depósitos, bonos, etc.) a fin de financiar la cartera privada, a través de los mismos.

Enmarcar la administración del recurso humano, manteniendo un desarrollo competitivo, en los siguientes aspectos:
a. Detectar las necesidades de capacitación a nivel nacional, con el fin de diseñar programas de acción más completos, eficientes y actualizados; que permitan aprovechar de forma óptima el potencial de nuestro recurso humano; tanto de los centros de ganancias como las áreas de apoyo; a través de un sistema de evaluación, darle el seguimiento oportuno para asegurar la inversión del Banco.

b. Actualizar los manuales de Normas y Políticas, Clasificación de Puestos y Organización; que contribuyan a la toma de decisiones y al cumplimiento de los objetivos institucionales.

c. Mantener un sistema adecuado de descripción de puestos y estructura Administrativa que garantice el cumplimiento de las funciones, políticas y objetivos establecidos por las diferentes instancias y que tome en cuenta el potencial del funcionario.

ARTICULO 140. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el Presupuesto del BANCO NACIONAL DE PANAMA para la vigencia fiscal de 2003:

Ingresos Totales	619,753,400
Menos: Aumento de Reservas	
Ingresos Disponibles	619,753,400
Gastos	619,753,400

ARTICULO 141. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.45.0.0.0.0.00	BANCO NACIONAL DE PANAMA	619,753,400
3.45.1.0.0.0.00	INGRESOS CORRIENTES	216,988,600
3.45.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	5,110,500
3.45.1.2.1.0.00	RENTA DE ACTIVOS	76,000
3.45.1.2.1.1.00	ARRENDAMIENTOS	76,000
3.45.1.2.1.1.99	OTROS ARRENDAMIENTOS N.E.O.C.	76,000
3.45.1.2.4.0.00	TASAS Y DERECHOS	5,034,500
3.45.1.2.4.2.00	TASAS	5,034,500
3.45.1.2.4.2.34	SERVICIOS ADM. DE COBROS Y PRES	5,034,500
3.45.1.3.0.0.00	OTROS INGRESOS CORRIENTES	211,878,100
3.45.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	199,040,300
3.45.1.3.1.0.11	AL GOBIERNO CENTRAL	31,123,400
3.45.1.3.1.0.12	INSTITUCIONES DESCENTRALIZADAS	9,800
3.45.1.3.1.0.13	A EMPRESAS PUBLICAS	3,610,800

3.45.1.3.1.0.17	A SECTOR PRIVADO	99,683,014
3.45.1.3.1.0.99	OTROS INTERESES Y COMISIONES	64,613,286
3.45.1.3.2.0.00	INT. Y COMISIONES GANADOS	12,837,800
3.45.1.3.2.0.27	POR SECTOR PRIVADO	12,837,800
3.45.2.0.0.0.00	INGRESOS DE CAPITAL	402,764,800
3.45.2.1.0.0.00	RECURSOS DEL PATRIMONIO	402,764,800
3.45.2.1.1.0.00	VENTA DE ACTIVOS	1,440,800
3.45.2.1.1.2.00	VENTA DE BIENES MUEBLES	1,440,800
3.45.2.1.1.2.99	OTROS BIENES MUEBLES	1,440,800
3.45.2.1.3.0.00	RECUPERACION DE PRESTAMOS	401,324,000
3.45.2.1.3.1.00	GOBIERNO CENTRAL	57,976,200
3.45.2.1.3.1.01	GOBIERNO CENTRAL	57,976,200
3.45.2.1.3.2.00	CRUZ ROJA PANAMEÑA	21,200
3.45.2.1.3.2.00	INSTITUCIONES DESCENTRALIZADAS	54,200
3.45.2.1.3.2.95	UNIVERSIDAD TECNOLOGICA	54,200
3.45.2.1.3.3.00	EMPRESAS PUBLICAS	4,115,300
3.45.2.1.3.3.05	ARI	3,898,500
3.45.2.1.3.3.66	IDAAN	65,500
3.45.2.1.3.3.96	ZONA LIBRE DE COLÓN	151,300
3.45.2.1.3.7.00	SECTOR PRIVADO	339,157,100
3.45.2.1.3.7.04	PRESTAMOS VARIOS	339,157,100

ARTICULO 142. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		105,800,700
Transferencias Corrientes y Aporte al Fisco		78,160,200
Transferencias Corrientes	3,160,200	
Aporte al Fisco	75,000,000	
Servicio de la Deuda		10,068,500
TOTAL DE GASTOS DE FUNCIONAMIENTO		194,029,400

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Crédito Comercial	254,475,500
Obras y Construcciones	3,140,000
Crédito Agropecuario	63,732,600
Crédito Para Vivienda	101,382,900
Equipamiento de Sucursales	2,993,000
TOTAL DE GASTOS DE INVERSION	425,724,000
TOTAL DE PRESUPUESTO DE GASTOS	619,753,400

CAPITULO VI

3.60 CAJA DE AHORROS

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Administrar y coordinar los programas en base a las políticas administrativas, económicas y operativas y fomentar la captación de ahorros y su canalización en proyectos de vivienda.

Fortalecer y consolidar financieramente a la Caja de Ahorros, adecuándola a las reálidades socio-económicas del país, mediante la utilización de los recursos financieros disponibles, bajo el siguiente esquema:

Mejorar la captación de ahorros con la apertura de nuevas cuentas a clientes y servicios.

Inversión adecuada de fondos disponibles.

Mejorar la agilización de los créditos.

Ejecutar el plan de automatización electrónica para agilizar los procesos diarios en sucursales, agencias y departamentos.

Reducir y controlar el nivel y cuantía del gasto.

METAS:

Captación de Ahorros de Clientes:

Captación de recursos provenientes de Ahorros Básicos (cuentas corrientes, ahorros corrientes, caja de los niños, cuentas doradas, depósitos a plazo, bonos y multibonos) por la suma de B/. 51,600,000; y Ahorros Estacionales (navidad y escolar) por la suma de 12,100,000

Incursión en nuevos productos de ahorros, los cuales están en proceso de diseño e implementación: ahorro crecer y postal, planes de ahorro educativo y plan de banca de seguros.

Recuperación de Préstamos:

Recuperar préstamos procedentes de las mensualidades de los prestatarios que mantienen obligaciones crediticias con la Caja de Ahorros y de aquellos que las contraigan durante el 2003, por el orden de B/.119,500,000.

Colocación de Préstamos:

Colocación de préstamos por el orden de B/. 148,000,000, procedentes de la captación de y recuperación de préstamos, los cuales se resumen de la siguiente manera:

Hipotecarios y Construcción:	B/. 57,000,000
Otros Préstamos:	B/. 91,000,000

(Prendarios, Personales, Adelantos, Tarjetas de Crédito, Leasing, Factoring, Comerciales)

Incursión en nuevas áreas como la de préstamos agropecuarios (ganadería, leche) y agrícola.

Utilización de los recursos provenientes de la captación e inversión de activos productivos en otras actividades de tipo bancaria:

Obtención de ganancias por B/. 4,800,000, lo que significaría mantener un rendimiento mínimo anual de 3.7% sobre el patrimonio. Es importante señalar, la generación de ingresos y rentas derivados de la prestación de Otros Servicios Bancarios.

Cumplimiento de los requisitos de adecuación de liquidez bancaria, que exige el mantener el 30% de los depósitos menores de 180 días en activos líquidos con igual vencimiento; y de los requisitos de adecuación del capital cónsonos con el crecimiento de los activos institucionales.

Política Crediticia y de Mercado:

Diseño y adecuación de las políticas crediticias para hacer más eficiente la capacitación de y la colocación de préstamos y así lograr, la satisfacción del cliente, donde se incluyen: agilización de los procesos para la apertura de cuentas de ahorros y la concesión de préstamos; promoción de campañas crediticias para la divulgación de productos de ahorros e inversión de la Caja de Ahorros (participación en ferias y exposiciones a nivel nacional); flexibilización de horarios de algunas sucursales de acuerdo a las necesidades de los sucursales de acuerdo a las necesidades de los servicios de los clientes, oferta de nuevos servicios tales como corresponsalías y cartas de crédito.

Operación y Tecnología:

Aprovechamiento de la nueva Plataforma Tecnológica del Banco (nuevos equipos, programas y sistemas tecnológicos), que conlleva una reevaluación y rediseño de las tareas operativas, contables y financieras, con el fin de eliminar los procesos innecesarios para la apertura de cuentas de ahorros y agilizar los trámites de liquidación de préstamos y además, que permitan conocer a cabalidad el perfil de nuestros clientes, la rentabilidad de los productos que ofrecemos, y la información gerencial para la toma de decisiones.

Administración y Recursos Humanos:

Establecimiento de un Plan Integral de Adiestramiento orientado a la prestación de los servicios bancarios que ofrece la Caja de Ahorros y que permita el desarrollo de la carrera bancaria por niveles de instrucción, como requisito para ascensos y promociones en el plano laboral.

Definición de un Plan de Compensaciones Salariales en base al rendimiento, eficiencia y productividad del funcionario; y un Fondo de Pensiones y Cesantía como mecanismo de compensación a los funcionarios por los servicios prestados a la Institución.

Ejecución del Plan de Reestructuración Administrativa que comprende un diseño estructural a nivel administrativo que permita que los funcionarios de más alto nivel cumplan con las metas establecidas de acuerdo al grado de especialización de cada una de ellas.

Adquisición de Inmuebles y Equipo:

Mejoramiento de las instalaciones físicas de sucursales y oficinas a nivel nacional, y restauración de algunas dependencias con el fin de adecuarlas a las actividades propias del negocio de banca a desarrollar por este banco. Al respecto, se incluyen inversiones en infraestructura y equipamiento para uso de oficinas y sucursales nuevas, por el orden de 6,072,000

POLITICAS INSTITUCIONALES:

Promover e incentivar el hábito del ahorro en el país, como instrumento de captación de recursos canalizables al desarrollo económico del país, con énfasis en la industria de la construcción.

ARTICULO 143. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de la CAJA DE AHORROS para la vigencia fiscal de 2003

Ingresos Totales	241,986,800
Menos: Aumento de Reservas	
Ingresos Disponibles	241,986,800
Gastos	241,986,800

ARTICULO 144. *El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:*

3.60.0.0.0.0.00	CAJA DE AHORROS	241,986,800
3.60.1.0.0.0.00	INGRESOS CORRIENTES	83,650,300
3.60.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	104,000
3.60.1.2.1.0.00	RENTA DE ACTIVOS	104,000
3.60.1.2.1.1.00	ARRENDAMIENTOS	100,000
3.60.1.2.1.1.01	ARRENDAMIENTOS	100,000
3.60.1.2.1.3.00	INGRESO POR VENTA DE BIENES	4,000
3.60.1.2.1.3.99	VENTA DE BIENES N.E.O.C.	4,000
3.60.1.3.0.0.00	OTROS INGRESOS CORRIENTES	83,546,300
3.60.1.3.1.0.00	INTERESES Y COMISIONES GANADO S/ PREST.	83,546,300
3.60.1.3.1.0.17	A SECTOR PRIVADO	83,546,300
3.60.2.0.0.0.00	INGRESOS DE CAPITAL	158,336,500
3.60.2.1.0.0.00	RECURSOS DEL PATRIMONIO	121,000,000
3.60.2.1.1.0.00	VENTA DE ACTIVOS	1,500,000
3.60.2.1.1.1.00	VENTA DE INMUEBLES	1,500,000
3.60.2.1.1.1.02	EDIFICIOS	1,500,000
3.60.2.1.3.0.00	RECUPERACION DE PRESTAMOS	119,500,000
3.60.2.1.3.7.00	SECTOR PRIVADO	119,500,000
3.60.2.1.3.7.04	*PRESTAMOS VARIOS*	*119,500,000*
3.60.2.4.0.0.00	SALDO EN CAJA Y BANCO	37,336,500
3.60.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	37,336,500
3.60.2.4.2.0.01	SALDO DE CAPITAL	37,336,500

ARTICULO 145. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		63,533,000
Transferencias Corrientes y Aporte al Fisco		2,370,900
Transferencias Corrientes	2,370,900	
Aporte al Fisco		
Servicio de la Deuda		12,010,900
TOTAL DE GASTOS DE FUNCIONAMIENTO		77,914,800

PRESUPUESTO DE INVERSIONES

PROGRAMAS

Hipotecarios y Construcción	57,000,000
Adquisición Inmuebles y Equipo	16,072,000
Otros Prestamos	91,000,000
TOTAL DE GASTOS DE INVERSION	164,072,000
TOTAL DE PRESUPUESTO DE GASTOS	241,986,800

CAPITULO VII

3.65 COMISION NACIONAL DE VALORES

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Controlar, fiscalizar y regular las actividades de los agentes económicos conforme al Decreto ley que crea la Comisión Nacional de Valores y sus reglamentos.

Resolver las peticiones formuladas, relacionadas con el registro de valores y cualesquiera otras que se presenten ante la Comisión.

Promover la confianza en el público inversionista en el mercado de valores panameño.

Impulsar el papel que juega el mercado de valores como intermediario financiero para la canalización del ahorro interno hacia el desarrollo de las actividades productivas.

Fortalecer y fomentar las condiciones propicias para el desarrollo del mercado de valores.

METAS:

Continuar con la reglamentación del Decreto Ley No. 1 de 8 de julio de 1999, por el cual se crea la Comisión Nacional de Valores y se regula el mercado de valores en la República de Panamá, mediante la adopción de Decretos Ejecutivos y/o Acuerdos.

Ejecución de las consultorías para la modernización de los servicios informáticos y archivos que requiere la Comisión Nacional de Valores.

Efectuar una reingeniería en los procesos operativos con miras a tornarlos más eficientes.

Desarrollar un programa de divulgación dirigido al público en general en materia de legislación, sobre decisiones adoptadas y actividades relevantes de la Comisión.

POLITICAS INSTITUCIONALES:

Aplicar las normas y leyes nacionales que garanticen el desarrollo del mercado de valores.

Organizar y sistematizar la institución con el fin de fortalecer su imagen positiva, tanto a nivel interno como externo.

Mantener relación permanente con los sectores, nacionales e internacionales, relacionados con el mercado de valores.

Divulgar y orientar al público en materia de legislación que regula el mercado de valores y su importancia para el sector público y privado como alternativa de captación de recursos financieros.

ARTICULO 146. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto de la COMISION NACIONAL DE VALORES para para la vigencia fiscal de 2003:

Ingresos Totales	986,600
Menos: Aumento de Reservas	
Ingresos Disponibles	986,600
Gastos	986,600

ARTICULO 147. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.65.0.0.0.0.00	COMISION NACIONAL DE VALORES	986,600
3.65.1.0.0.0.00	INGRESOS CORRIENTES	986,600
3.65.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	986,600
3.65.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	702,800
3.65.1.2.3.1.00	GOBIERNO CENTRAL	702,800
3.65.1.2.3.1.16	MINISTERIO DE ECONOMIA Y FINANZAS	702,800
3.65.1.2.4.0.00	TASAS Y DERECHOS	198,600
3.65.1.2.4.2.00	TASAS	198,600
3.65.1.2.4.2.60	TASA REGULACION DE VALORES	198,600
3.65.1.2.6.0.00	INGRESOS VARIOS	85,200
3.65.1.2.6.0.99	OTROS INGRESOS VARIOS	85,200

ARTICULO 148. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		907,000
Transferencias Corrientes y Aporte al Fisco		79,600
Transferencias Corrientes	79,600	
Aporte al Fisco		
Servicio de la Deuda		
TOTAL DE GASTOS DE FUNCIONAMIENTO		986,600

PRESUPUESTO DE INVERSIONES

PROGRAMAS

TOTAL DE GASTOS DE INVERSION	
TOTAL DE PRESUPUESTO DE GASTOS	986,600

CAPITULO VIII

3.90 INSTITUTO DE SEGURO AGROPECUARIO

OBJETIVOS, METAS Y POLITICAS PARA 2003

OBJETIVOS:

Ofrecer protección básica contra pérdidas fortuitas no controladas que puedan ocurrir a las inversiones agropecuarias, con garantía de compensación de dichas inversiones, las cuales son manejadas por personas naturales o jurídicas; dedicadas a la actividad agropecuaria.

METAS:

Ampliar la cartera de aseguramiento como garante de los créditos agropecuarios que otorga la Banca Estatal, Privada cooperativas, Empresas Distribuidoras de Insumos, etc. mantenemos como promotor de los programas de modernización de la agricultura, ganaderías nacionales, conservación de los recursos nacionales, y a la manutención de un medio ambiente sano que asegure y garantice el futuro de las presentes y futuras generaciones.

POLITICAS INSTITUCIONALES:

Que el Instituto de Seguro Agropecuario como intermediario financiero siga enmarcado dentro del objetivo primordial del Gobierno "Programa de Desarrollo Social con Eficiencia".

La protección al productor, para garantizar su estabilidad en la actividad agropecuaria que realiza.

ARTICULO 149. Para el cumplimiento de los objetivos y de las políticas descritas anteriormente apruébase el presupuesto del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2003:

Ingresos Totales	2,496,200
Menos: Aumento de Reservas	145,200
Ingresos Disponibles	2,351,000
Gastos	2,351,000

ARTICULO 150. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

3.90.0.0.0.0.00	INSTITUTO DE SEGURO AGROPECUARIO	2,496,200
3.90.1.0.0.0.00	INGRESOS CORRIENTES	2,496,200
3.90.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,496,200
3.90.1.2.1.0.00	RENTA DE ACTIVOS	1,315,500
3.90.1.2.1.4.00	INGRESO POR VENTAS DE SERVICIOS	1,315,500
3.90.1.2.1.4.10	PRIMA DE SEGUROS	1,315,500
3.90.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	1,130,700
3.90.1.2.3.1.00	GOBIERNO CENTRAL	1,130,700
3.90.1.2.3.1.10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,130,700
3.90.1.2.6.0.00	INGRESOS VARIOS	50,000
3.90.1.2.6.0.99	OTROS INGRESOS VARIOS	50,000

ARTICULO 151. La estructura y asignación del presupuesto de gastos es la que a continuación se indica:

PRESUPUESTO DE FUNCIONAMIENTO		Valor
Gastos de Operación		1,570,000
Transferencias Corrientes y Aporte al Fisco		760,100
Transferencias Corrientes	760,100	
Aporte al Fisco		
Servicio de la Deuda		20,900
TOTAL DE GASTOS DE FUNCIONAMIENTO		2,351,000
PRESUPUESTO DE INVERSIONES		
PROGRAMAS		
TOTAL DE GASTOS DE INVERSION		
TOTAL DE PRESUPUESTO DE GASTOS		2,351,000

TITULO VI

NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPITULO I

OBJETO Y ÁMBITO

ARTICULO 152. **EL PRESUPUESTO GENERAL DEL ESTADO.** El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus programas y proyectos y lograr los objetivos y metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTICULO 153. OBJETO. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y evaluación, y el cierre y liquidación del Presupuesto General del Estado para la vigencia fiscal de 2003.

ARTICULO 154. ÁMBITO. Las Normas se aplicarán para el manejo del Presupuesto de las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas o Personas Jurídicas, en donde el Estado posea la totalidad de las acciones o participación e Intermediarios Financieros, y en los Municipios y Juntas Comunales en lo que les sea aplicable.

CAPITULO II

DE LA EJECUCIÓN DEL PRESUPUESTO

ARTICULO 155. EJECUCION DEL PRESUPUESTO. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras para la realización de los programas y proyectos contemplados en el Presupuesto General del Estado.

La ejecución del presupuesto de ingresos se fundamenta en el concepto de caja que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del presupuesto de gastos.

La ejecución del presupuesto de gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago.

Con el objeto de evaluar la eficiencia de la gestión presupuestaria institucional, la información Sobre la ejecución presupuestaria de gastos se elaborará sobre la base de los pagos realizados por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTICULO 156. PRINCIPIO GENERAL. No se podrá realizar ningún pago si en el Presupuesto no consta específicamente la partida de gastos para satisfacer la obligación; así mismo el Estado no podrá exigir ningún tributo si no consta en el Presupuesto como parte de los ingresos.

ARTICULO 157. ASIGNACIONES MENSUALES. Las instituciones públicas presentarán, al Ministerio de Economía y Finanzas, a más tardar 15 días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja del año por mes.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de gastos de funcionamiento e inversión se distribuirán en doce asignaciones mensuales que no necesariamente serán iguales.

Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas en base a los programas de trabajo, cronogramas de actividades y a la previsión del comportamiento de los ingresos; en caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas enviará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Legislativa las asignaciones mensuales de ingresos y gastos.

ARTICULO 158. UNIDAD DE CAJA. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto y se depositarán en la cuenta del Tesoro Nacional en el Banco Nacional de Panamá, contra la cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, Empresas Públicas e Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva Ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se hará de acuerdo con la presente Norma.

ARTICULO 159. FASES DE LA EJECUCIÓN DEL PRESUPUESTO DE GASTOS. COMPROMISO es la solicitud de adquisición de bienes o servicios independientemente de su entrega, pago o consumo, y constituye toda obligación adquirida por una institución pública que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida del período fiscal vigente.

DEVENGADO es el recibo de bienes o servicios entregados por parte del proveedor sin considerar el momento en que se consumen o pagan, y constituyen la obligación de pagar por los bienes o servicios recibidos.

El Pago constituye la emisión y entrega de cheques o la transferencia electrónica de fondos a favor de los proveedores una vez que se reciben los bienes y servicios adquiridos.

DE LOS INGRESOS O RENTAS

ARTICULO 160. PRINCIPIOS DE UNIVERSALIDAD Y UNIDAD. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, inclusive los de gestión institucional, del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas e Intermediarios Financieros de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

ARTICULO 161. INGRESOS ADICIONALES. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución, y quiere hacer uso de este ingreso, deberá incorporarlo al presupuesto mediante crédito adicional. Se incluyen en este concepto los *ingresos de gestión institucional y las donaciones respaldadas por convenios y leyes.*

Los ingresos generados por los comités de salud, los centros educativos y universidades oficiales como producto de actividades, venta de bienes y servicios, y las actividades desarrolladas por los docentes, asociaciones estudiantiles y clubes de padres de familia, no se enmarcan dentro de la definición de ingresos de gestión institucional. Igual tratamiento se les dará a las donaciones que no son producto de convenios; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del presupuesto, según los procedimientos establecidos por dichas entidades.

ARTICULO 162. INGRESOS DEL CREDITO INTERNO. Las entidades públicas de financiamiento podrán otorgar facilidades de créditos a las instituciones públicas, únicamente de acuerdo con los montos y líneas de créditos previstos en el Presupuesto de la respectiva institución solicitante.

Las instituciones de crédito señaladas en este artículo suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Legislativa, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTICULO 163. EXCEDENTES DE LOS INGRESOS. Para que los excedentes de los ingresos sobre las estimaciones puedan ser utilizados, deben incorporarse al Presupuesto General del Estado a través de créditos adicionales. En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del período.

En el caso del Gobierno Central, se considerará como excedente de ingresos, cuando el total de las recaudaciones fiscales sea mayor al monto programado para el año. En el caso de ingresos de aplicación específica, el excedente se determinará en forma individual.

En el caso de los excedentes de los ingresos de las entidades del Sector Descentralizado, el el Director o Gerente pondrá a consideración del Ministerio de Economía y Finanzas su posible utilización, y el Ministerio recomendará al Consejo de Gabinete la utilización de tales excedentes incluyendo transferencias a favor del Tesoro Nacional. Igualmente el uso del excedente requerirá del respectivo crédito adicional.

ARTICULO 164. INGRESOS RECAUDADOS INFERIORES A LOS PRESUPUESTADOS. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considera que los ingresos recaudados son inferiores a los contemplados en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Legislativa para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO: A la Caja de Seguro Social se le garantizará ampliar sus gastos de Presupuesto de Funcionamiento hasta por un monto de 63 millones de balboas por vía de procedimiento de crédito adicional, establecido para este propósito a través de los Ingresos Corrientes

ARTICULO 165. MODIFICACIÓN DE LOS INGRESOS. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y el mantenimiento del equilibrio presupuestario. El Ministerio de Economía y Finanzas comunicará según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Legislativa.

ARTICULO 166. DEPÓSITO DE LOS FONDOS PÚBLICOS. El Banco Nacional de Panamá será el único depositario oficial de los fondos públicos y la Contraloría General de la República será responsable de vigilar que por ningún concepto se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar tales cuentas y depósitos ingresándolos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y

Aprovechamiento de los Recursos Humanos y todas las entidades autónomas del Estado, instituciones que por la naturaleza de sus operaciones, origen de sus recursos y reservas, podrán colocar parte de los mismos en la Caja de Ahorros.

PARÁGRAFO TRANSITORIO: Los ingresos netos generados en concepto de arrendamiento de las viviendas del Área Revertida se depositarán en la cuenta especial denominada: 'Fondo Especial para Viviendas de Interés Social (FEVIS)', la cual administra el Ministerio de Vivienda; no obstante, se transferirán al Fondo Fiduciario para el Desarrollo, creado mediante la Ley 20 de 15 de mayo de 1995, y modificada mediante la Ley 22 de 27 de junio de 2000, en la medida en que la Autoridad de la Región Interoceánica realice las ventas y concesiones de dichas viviendas.

DE LOS EGRESOS O GASTOS

ARTICULO 167 NIVELES DE ASIGNACIÓN DE RECURSOS. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTICULO 168. EJECUCIÓN DE LAS ASIGNACIONES MENSUALES. La ejecución del presupuesto de gastos se realizará mensualmente sobre la base de las fases de Compromiso, Devengado y Pago, y en función de las asignaciones mensuales.

ARTICULO 169. CONTROL DE LAS ASIGNACIONES MENSUALES. El control de las asignaciones mensuales y el pago de las mismas las llevarán las propias instituciones, el Ministerio de Economía y Finanzas por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTICULO 170. REDISTRIBUCIÓN DE LAS ASIGNACIONES MENSUALES Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las autorizará y comunicará cuando proceda, al solicitante y a la Comisión de Presupuesto de la Asamblea Legislativa.

ARTICULO 171. CAMBIOS EN LA ESTRUCTURA DE PUESTOS. Las instituciones públicas podrán solicitar al Ejecutivo, a través del Ministerio de Economía y Finanzas, a partir del 1ro. de abril hasta el 31 de octubre, cambios en sus Estructuras de Puestos, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos no incluidos y/o reglamentados en la presente Ley o leyes especiales. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto la documentación correspondiente para su conocimiento.

El monto de los aumentos y creaciones contemplados en los cambios de estructuras de puestos solo podrán ser financiados mediante la disminución y eliminación de puestos.

Las instituciones públicas bajo el régimen de carrera administrativa, deberán consultar previamente a la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones ejecutivas.

PARÁGRAFO: El Órgano Ejecutivo podrá considerar cambios prioritarios en las estructuras de puestos fuera de los períodos estipulados en estas normas.

ARTICULO 172. ESCALA SALARIAL Y LIMITE DE REMUNERACIÓN. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.
Con excepción del Presidente de la República, los Vicepresidentes, los Ministros de Estado y demás cargos contemplados por Ley, ninguna persona que preste servicios en el Sector Público en calidad de funcionario podrá devengar en conceptos de sueldos, gastos de representación y cualquiera otra asignación, una suma mayor que la asignada para el cargo de Viceministro de Estado, sin perjuicio de lo que por ley pueda tener derecho como sobresueldo.

Quedan comprendidos dentro de la excepción que señala este artículo los cargos que en forma expresa autorice el Órgano Ejecutivo.

PARÁGRAFO: Solo se pagarán las vacaciones a funcionarios activos, cuando se haga uso del tiempo y a los ex funcionarios con cargo a créditos reconocidos cuando la partida esté en el Presupuesto.

ARTICULO 173. PROHIBICIÓN DE EJERCER UN CARGO ANTES DE LA TOMA DE POSESIÓN. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiese tomado posesión del cargo de acuerdo con el trámite administrativo establecido y sólo tendrá vigencia fiscal con posterioridad a la fecha de la misma. Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

La prohibición de ejercer un cargo antes de la toma de posesión, así como los efectos retroactivos señalados en el párrafo anterior, no son aplicables al personal docente del Ministerio de Educación ni al de las Universidades Oficiales, ni a médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro social, cuando se cuente con las partidas presupuestarias correspondientes.

ARTICULO 174. ACCIONES DE PERSONAL. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidas por las instituciones del Gobierno Central se presentarán al Ministerio de Economía y Finanzas para su revisión y envío para consideración y aprobación de la Presidenta de la República. Las acciones de personal de las instituciones del Sector Descentralizado, se enviarán al Ministerio de Economía y Finanzas, para su revisión y autorización.

Todas las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) que realicen la Asamblea Legislativa, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral y la Superintendencia de Bancos se enviarán al Ministerio de Economía y Finanzas sólo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

PARÁGRAFO: Desde el año fiscal en que el Tribunal Electoral inicia la ejecución de un presupuesto de elecciones con miras a elecciones y hasta el año fiscal en que se celebren estas, todas sus acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación en la planilla correspondiente. Las vacantes que se produzcan por cualquier motivo no podrán ser congeladas dentro del período referido.

En los casos de nombramientos de personal contingente a que se refiere el Manual de Clasificación Presupuestaria del Gasto Público, solo se requerirá la acción de personal interna de la institución y la fiscalización de la Contraloría General de la República. Estas acciones de personal se pondrán en conocimiento del Ministerio de Economía y Finanzas.

ARTICULO 175. PERSONAL TRANSITORIO Y CONTINGENTE. En los casos de nombramientos de personal transitorio y contingente, se requerirá la acción de personal mediante Resuelto Interno que será sometido a la fiscalización de la *Contraloría General de la República.*

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control. Cuando en cualquier caso se identifique inconsistencia en las partidas correspondientes asignadas, el *Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho* Resuelto para que proceda con los ajustes correspondientes y remitirá copia de dicho informe a la Contraloría General de la República.

El personal contingente se contratará por un período no mayor de seis meses y expirará con la vigencia fiscal. *El personal transitorio se contratará en base al detalle de la Estructura de* Puestos aprobada en la Ley de Presupuesto por un período no mayor de doce meses y expirará con la vigencia fiscal.

ARTICULO 176. PROHIBICIÓN DE NOMBRAR PERSONAL INTERINO. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, a excepción de aquellos casos de funcionarios cuyas actividades están relacionadas directamente a la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTICULO 177. SERVICIOS ESPECIALES. Se podrá cargar a esta partida la contratación de funcionarios públicos, cuando éstos obtengan licencia Sin sueldo en la institución donde laboran y los servicios sean prestados a una institución distinta a la que concede la licencia.

Los contratos con profesionales o técnicos, personas naturales, nacionales o extranjeras para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de Consultorías y Servicios Especiales; en los contratos de consultoría se deberán definir los objetivos, las tareas a realizar y el cronograma de actividades.

ARTICULO 178. GASTOS DE REPRESENTACIÓN. Sólo tendrán derecho a gastos de de representación los funcionarios que ocupen como titulares los cargos de: Presidente de la República; Vicepresidentes de la República; Ministros y Viceministros de Estado; Secretarios Generales; Legisladores, Secretario y Subsecretarios Generales de la Asamblea Legislativa; Director y Subdirector Nacional de Asesoría Legal Parlamentaria; Director y Subdirector Nacional de Asesoría Legislativa; Rector y Vicerrectores de las Universidades Oficiales; Procurador General de la Nación; Procurador de la Administración; Magistrados de la Corte Suprema de Justicia; Magistrados de los Tribunales Superiores y del Tribunal Electoral y el Fiscal Electoral; Defensor del Pueblo; Contralor y Subcontralor General de la República; Gobernadores; Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y Asuntos del Consumidor; Directores y Subdirectores Generales de las instituciones del Sector Descentralizado; Administradores y Subadministradores Generales de las instituciones del Sector Descentralizado; Director y Subdirector General de la Policía Nacional; Director y Subdirector General de la Policía Técnica Judicial; Director y Subdirector General del Servicio Aéreo Nacional; Director y Subdirector General del Servicio Marítimo Nacional; Director y Subdirector General de Tránsito; Secretario Ejecutivo del Consejo Nacional de Seguridad; Director y Subdirector de

Seguridad Institucional de la Presidencia de la República; Jefes de Misiones Diplomáticas; Presidente , Secretario y Tesorero de los Consejos Provinciales de Coordinación; Directores Regionales y Provinciales y Directores y Subdirectores Nacionales; Comisionados, Subcomisionados, Mayores y Capitanes de la Fuerza Pública; de la Policía Técnica Judicial; del Servicio Aéreo Nacional y del Servicio de Protección Institucional de la Presidencia de la República y aquellos cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos

Durante la vigencia de la presente Ley no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTICULO 179. SOBRETIEMPO. Sólo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar horas extraordinarias. Dicho sobretiempo no podrá exceder el 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. No se pagará remuneración por trabajos extraordinarios que exceda del 50% del sueldo regular de un mes.

Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del sector salud cuando presten sus servicios en el interior del país.

ARTICULO 180. VIÁTICOS EN EL INTERIOR DEL PAÍS. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

Para Ministros, Viceministros, Miembros de la Asamblea Legislativa incluyendo al Secretario y Subsecretarios Generales, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, Contralor y Subcontralor General, Magistrados del Tribunal Electoral y Fiscal Electoral, Defensor del Pueblo, Directores, Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y Asuntos del Consumidor, Gerentes y Administradores Generales y Rectores de las Universidades Oficiales: B/.55.00 diarios.

Subdirectores, Subgerentes y Subadministradores Generales y Vicerrectores de Universidades Oficiales: B/.50.00 diarios.

Para otros Funcionarios Públicos: B/.35.00 diarios.

Cuando la misión se cumpla en un día sólo se reconocerán los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, podrá reconocerse la alimentación, siempre y cuando se realice fuera de las horas laborables.

ARTICULO 181. VIÁTICOS EN EL EXTERIOR DEL PAÍS. En los casos en que sea necesario enviar funcionarios públicos en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información : el nombre del funcionario que habrá de viajar; países que visitará; objeto del viaje; resultados esperados de la misión; costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario; y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. En los casos de los Órganos Legislativo, Judicial, Ministerio Público y la Contraloría General de la República, solamente se le comunicará. Los viáticos serán los siguientes:

Para Ministros, Viceministros, Miembros de la Asamblea Legislativa incluyendo al Secretario y Subsecretarios Generales, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, Contralor y Subcontralor General, Magistrados del Tribunal Electoral y Fiscal Electoral, Defensor del Pueblo, Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y y Asuntos del Consumidor, Directores, Gerentes y Administradores Generales:

Europa, Asia, África y Oceanía	B/.450.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.350.00 diarios.
México, Centroamérica, el Caribe y Resto de América Latina.	B/.225.00 diarios.

Subdirectores, Subgerentes y Subadministradores Generales:

Europa, Asia, África y Oceanía	B/.400.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.300.00 diarios.
México, Centroamérica, el Caribe y Resto de América Latina.	B/.200.00 diarios

Para otros Funcionarios Públicos:

Europa, Asia, África y Oceanía	B/.350.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.250.00 diarios.
México, Centroamérica, el Caribe y Resto de América Latina.	B/.175.00 diarios.

Cuando un funcionario participe en un evento internacional, cuya duración no exceda de 10 días laborables y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá la diferencia del viático establecido para misiones oficiales.

ARTICULO 182. VIAJES DE FUNCIONARIOS PÚBLICOS AL EXTERIOR. Los funcionarios que viajen al exterior en misión oficial viajarán en clase económica, a excepción de la Presidenta y los Vicepresidentes de la República, Ministros, Viceministros, Legisladores de la Asamblea Legislativa incluyendo al Secretario y Subsecretarios Generales, Defensor del Pueblo, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, Contralor y Subcontralor General, Magistrados del Tribunal Electoral, Embajadores, Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y Asuntos del Consumidor y Directores, Gerentes y Administradores Generales de las Entidades Descentralizadas, Empresas Públicas e Intermediarios Financieros, quienes viajarán en primera clase.

ARTICULO 183. TRANSFERENCIAS A ENTIDADES DESCENTRALIZADAS. Las transferencias corrientes y de capital a favor de las entidades descentralizadas, se asignarán y ejecutarán a través del Ministerio coordinador del sector para fines de registro e información sectorial.

ARTICULO 184. TRANSFERENCIAS A PERSONAS NATURALES O JURIDICAS. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTICULO 185. INDEMNIZACIONES ORDENADAS POR LOS TRIBUNALES. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiese asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

DE LA EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTICULO 186. EJECUCIÓN DE INVERSIONES. Las ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad en la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción, deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 32 de la Ley No.56 de 1995, sobre contratación pública, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado.

ARTICULO 187. INVERSIONES PÚBLICAS POR CONTRATO. Las inversiones públicas se podrán realizar por contrato. Para este propósito las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público, y demás trámites pertinentes.

ARTICULO 188. INVERSIONES PÚBLICAS POR ADMINISTRACIÓN DIRECTA. En caso de que las inversiones se ejecuten por administración directa, la institución ejecutora deberá contar, previo al inicio de la obra, con los planos terminados, presupuesto de la obra, cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se contratará como personal Contingente y Transitorio y podrán permanecer hasta que concluya la ejecución del proyecto. El resto de los servicios requeridos se contratará en concepto de servicios especiales con cargo al objeto del gasto 172.

ARTICULO 189. ANTICIPO Y PAGO A CONTRATISTAS. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados el pliego de cargos y especificaciones de la licitación pública o concurso de precios así lo hará constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de anticipo que deberá ser del 100% del valor anticipado.

ARTICULO 190. PAGO MEDIANTE CARTAS DE CREDITO. La forma de pago mediante el mecanismo de carta de crédito tanto para compras locales como para compras en el exterior, se utilizará por parte del sector público cuando la naturaleza de la obra así lo amerite siempre y cuando el pliego de cargos de la respectiva licitación o concurso de precios así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá, deberá ser previamente autorizado por el Ministerio de Economía y Finanzas y refrendado por la Contraloría General de la República.

ARTICULO 191. INVERSIONES MULTIANUALES. Para los efectos de Proyectos de inversión de duración mayor de un año se procederá como sigue:

1. La institución, en conjunto con la Dirección de Presupuesto de la Nación y de Programación de Inversiones, del Ministerio de Economía y Finanzas, estimarán el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución del mismo.

2. La licitación pública se llevará a cabo por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso. De igual forma, el contrato deberá incluir una cláusula que obliga a la institución (y por ende, al Estado) a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y le dará prioridad a los proyectos en ejecución.

ARTICULO 192. AUMENTO DEL COSTO DE LA INVERSIÓN. Los aumentos del costo total de un proyecto de inversión debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO: En aquellos contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de de obras, esta retención se podrá devolver al contratista, cuando se compruebe que el alcance del contrato original se ha cumplido, aún cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubiesen sido acordados.

ARTICULO 193. INVERSIONES DE DESARROLLO LOCAL. Las transferencias de capital del presupuesto de inversión correspondientes a los Proyectos de Desarrollo Social serán asignadas en forma igualitaria y desembolsadas de acuerdo a los avances de ejecución de obras y de los ingresos recaudados, de la siguiente manera: el primer desembolso que corresponde a u n 30% en el primer cuatrimestre, el segundo desembolso que corresponde a un 50% en el segundo cuatrimestre y el tercer desembolso que corresponde a un 20% en el tercer cuatrimestre. De igual manera las partidas correspondientes al Proyecto de Obras Comunitarias de los representantes de corregimiento serán asignadas trimestralmente.

ARTICULO 194. REGISTRO DE GASTOS EN LOS PROYECTOS DE INVERSION. Los desembolsos de los fondos a través de convenios de empréstitos o Donaciones, deberán ingresar a la Cuenta del Tesoro Nacional para efectos de Registro, y posteriormente podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTICULO 195. CONTRATOS DE PRESTAMOS EXTERNOS. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO: Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

DE LAS MODIFICACIONES AL PRESUPUESTO

ARTICULO 196. TRASLADO DE PARTIDA. Es la transferencia de recursos de partidas del presupuesto, con saldo disponible de fondos o sin utilizar a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria. Los traslados de partidas se podrán realizar entre el 15 de febrero y el 15 de noviembre, pero podrán realizarse en cualquier época del año en el caso de obras de inversiones sociales. Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no, la correspondiente solicitud, previa consulta a la Contraloría General de la República respecto a la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de cien mil balboas (B/100,000.00) o más se remitirán a la Comisión de Presupuesto para su consideración. Si la Comisión de Presupuesto no realiza ninguna actuación dentro de los quince días calendarios siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario la Comisión de Presupuesto realiza actuación, la entidad solicitante deberá sustentarla ante la Comisión, la que la aprobará o la rechazará.

La documentación correspondiente a los traslados de partidas menores de cien mil balboas (B/100.000.00) se remitirán a la Comisión de Presupuesto para su conocimiento.

PARÁGRAFO: No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos con el fin de que el monto objeto del traslado no alcance los cien mil balboas (B/100,000.00)

ARTICULO 197. LIMITACIONES A LOS TRASLADOS DE PARTIDAS. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, a excepción de los saldos de las partidas de sueldos fijos, servicios básicos, cuotas a organismos internacionales, contribuciones a la Caja de Seguro Social y del Servicio de la Deuda Pública, cuando no corresponda a ahorros comprobados.
2. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
3. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
4. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior.

ARTICULO 198. CREDITOS ADICIONALES. Los créditos adicionales son aquellos que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: Extraordinarios y Suplementarios. Los extraordinarios son aquellos que se aprueban *con el fin de atender, por causas imprevistas y urgentes, los gastos que demanden* la creación de un servicio y/o proyecto no previsto en el Presupuesto; y los suplementarios, aquellos destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTICULO 199 *VIABILIDAD DE LOS CREDITOS ADICIONALES.* Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o se cree uno nuevo.

ARTICULO 200. PLAZOS PARA LOS CREDITOS ADICIONALES. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado se deberá incluir la resolución de aprobación de la respectiva Junta Directiva. Las solicitudes se podrán presentar entre el 1 de febrero y el 15 de octubre del año de la vigencia del presupuesto al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Legislativa hasta el 30 de octubre, a fin de ser votadas por ésta.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, a solicitud expresa de la Presidenta de la República están facultados a considerar créditos adicionales fuera de los períodos estipulados en este artículo y la Comisión de Presupuesto de la Asamblea Legislativa estará facultada a darle el trámite correspondiente.

ARTICULO 201. PROCEDIMIENTO DE LOS CREDITOS ADICIONALES. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución. Cuando el Proyecto de Resolución recomendado no exceda un monto de dos millones de balboas (B/. 2,000,000.00) será remitido al Consejo Económico Nacional para su aprobación y posteriormente junto con el informe favorable sobre la viabilidad financiera y conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Legislativa. Cuando el Proyecto de Resolución recomendado exceda un monto de dos millones de balboas (B/. 2,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente junto con el informe favorable sobre la viabilidad financiera y conveniencia de la Contraloría General de la República será remitido para la aprobación del Consejo de Gabinete, quien lo remitirá a la Comisión de Presupuesto para su aprobación final.

Cuando los créditos adicionales correspondan a proyectos de inversión nuevos, deberán acompañarse de la recomendación favorable emitida por la unidad administrativa responsable del Sistema Nacional de Inversiones Públicas.

La Contraloría General de la República, deberá pronunciarse por escrito sobre la viabilidad financiera y conveniencia en un plazo no mayor de quince días hábiles, contados desde la fecha en que recibe la documentación enviada por el Ministerio de Economía *y Finanzas.*

ARTICULO 202. MODIFICACIONES PRESUPUESTARIAS ENTRE INSTITUCIONES. Se podrán realizar modificaciones al Presupuesto General del Estado **por medio** de la reducción del monto de una o más instituciones, con el propósito de **incrementar la** asignación de otra u otras, mediante el procedimiento de traslado de partidas.

CAPITULO III

DEL SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTICULO 203. SEGUIMIENTO Y EVALUACIÓN. Seguimiento es verificar si la ejecución del Presupuesto se está llevando a cabo de acuerdo con los programas, proyectos y decisiones, e identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTICULO 204. PROCEDIMIENTO. El Ministerio de Economía y Finanzas realizará el seguimiento y evaluación de los programas incluidos en el Presupuesto General del Estado, para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso en que se determine incumplimiento en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base a las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del sector público y si en cualquier época del año considere fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas.

El Ministerio de Economía y Finanzas, también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y podrá ser sometido a la Comisión de Presupuesto de la Asamblea Legislativa, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO: Desde el año fiscal en que inicie un presupuesto de elecciones con miras a unas elecciones y hasta el año fiscal en que se celebren éstas, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este período el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieren sido aprobadas en el Presupuesto General del Estado.

ARTICULO 205. PLAZOS E INFORMES. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Legislativa, dentro de los primeros diez (10) días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros quince días del vencimiento de cada trimestre, presentarán a estas instituciones, una copia de sus estados financieros.
Con base a lo anterior, el Ministerio de Economía y Finanzas conjuntamente con la Contraloría General de la República, presentarán a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Legislativa un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro del siguiente trimestre. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo Fiduciario

para el Desarrollo. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sean requeridos por cualquiera de éstos. Por su parte, el Ministerio de Economía y Finanzas presentará a la Comisión de Presupuesto un informe sobre el Estado de la Deuda Pública y su servicio trimestralmente.

CAPITULO IV

DEL CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTICULO 206. CIERRE PRESUPUESTARIO. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre del 2003.

El informe de cierre debe ser presentado a la Comisión de Presupuesto de la Asamblea Legislativa para analizar el cumplimiento en la ejecución del Presupuesto General del Estado.

ARTICULO 207. LIQUIDACIÓN PRESUPUESTARIA. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto del 2003 se realizará hasta el 31 de marzo del año 2004.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con base a los informes presentados por las entidades públicas y la información proporcionada por la Contabilidad Gubernamental.

ARTICULO 208. RESERVA DE CAJA. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, reservas de caja, para pagar los compromisos devengados existentes al 31 de diciembre, a más tardar el último día hábil de febrero del año siguiente.

Para el caso de proyectos o cuentas plurianuales, las instituciones deberán incluir en el presupuesto anual, solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTICULO 209. SALDO EN CAJA. Es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

CAPITULO VI

DISPOSICIONES VARIAS

ARTICULO 210. TRASLADOS DE FUNCIONARIOS ENTRE ENTIDADES DEL ESTADO. Previa consulta a la Dirección General de Carrera

Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que fuera requerido por otra, podrá ser transferido a esta última mediante solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación de la Presidenta de la República y del acta de inicio de labores correspondiente.

ARTICULO 211. AUTORIZACIÓN PARA DESCUENTOS MENSUALES DE LAS CUENTAS CORRIENTES DE LAS INSTITUCIONES. Se autoriza al Ministerio de Economía y Finanzas para que instruya al Banco Nacional de Panamá a desconiar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero Correspondientes a su cuenta de consumo de servicios básicos, contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTICULO 212. COMPENSACIÓN DE CREDITOS Y DEBITOS ENTRE INSTITUCIONES PÚBLICAS. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre éste y las entidades del Sector Descentralizado, y de éstas entre sí. La autorización para la compensación en referencia, estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, conjuntamente con las entidades afectadas, acordarán el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República.

ARTICULO 213. INFORME SOBRE POLITICAS Y SISTEMA SALARIAL. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir al Ministerio de Economía y Finanzas, mensualmente, copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario;
2. Clase ocupacional a la que pertenece el funcionario;
3. Carrera y régimen al que pertenece;
4. Unidad organizativa a la que pertenece;
5. Clasificación presupuestaria programática del cargo, y
6. Conceptos e importes pagados según la planilla.

PARÁGRAFO: La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios a efecto de cumplir con esta disposición.

ARTICULO 214. MANUAL DE ORGANIZACIÓN Y DE CLASES OCUPACIONALES. Las instituciones del sector público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera

Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTICULO 215. CONTROL PREVIO. Para los efectos de esta Ley se entiende por Control Previo la fiscalización y análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. A tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante el refrendo del mismo, una vez comprobado que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito, indicando al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación.

El Control Objetivo Previo se limitará a la verificación de la partida de gasto autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este control se aplicará en los Contratos y Actos Públicos, de conformidad con la legislación correspondiente.

ARTICULO 216. INVERSIONES SOCIALES A TRAVES DEL PROGRAMA DE DINAMIZACION. Las inversiones públicas de carácter social asignadas al Ministerio de Educación, Ministerio de Salud, Ministerio de Vivienda, Ministerio de Obras Públicas, Instituto Nacional de Deportes y a las Universidades Oficiales, podrá ejecutarse a través del Programa de Dinamización de Inversiones para aplicar las normas del Convenio con el Programa de las Naciones Unidas para el Desarrollo (PNUD).

ARTICULO 217. SALDO DE VIGENCIA DE SEGURO EDUCATIVO. La Contraloría General de la República, de conformidad con el Artículo 121 de la Ley 34 de 6 de julio de 1995, por la cual se modificó la Ley 47 de 1946, y con el Artículo 48 del Decreto Ley 4 de 7 de enero de 1997 deberá certificar, a más tardar el 15 de enero del año 2003, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y Finanzas, al Ministerio de Educación y al Instituto Nacional de Formación Profesional, para que estos últimos puedan proceder a incluir dichas sumas en el presupuesto correspondiente en la porción y con los fines propuestos por los citados artículos.

ARTICULO 218. APLICACION DE LAS NORMAS. Autorízase al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquier otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria.

ARTICULO 219. Esta Ley entrará en vigencia a partir del 1 de enero del año 2003.

COMUNÍQUESE Y CÚMPLASE.

Aprobada en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá, a los 15 días del mes de noviembre del año dos mil dos.

El Presidente,
CARLOS R. ALVARADO A.

El Secretario General,
JOSE GOMEZ NUÑEZ

ORGANO EJECUTIVO NACIONAL.- PRESIDENCIA DE LA REPUBLICA.- PANAMA, REPUBLICA DE PANAMA, 22 DE NOVIEMBRE DE 2002.

MIREYA MOSCOSO
Presidenta de la República

NORBERTO DELGADO DURAN
Ministro de Economía y Finanzas